TRADUCCION PUBLICA

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

Financial Statements
For the period of nine months
ended September 30, 2003
presented in comparative format

                          Grupo Financiero Galicia S.A.

  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"

                               Table of Contents

                 Financial Statements and Limited Review Report
             For the period of nine months ended September 30, 2003
                         presented in comparative format
                   Report of the Supervisory Syndics Committee
             For the period of nine months ended September 30, 2003.
                              System established by
     Technical Regulations (N.T.2001) of the National Securities Commission

Heading                                                                       3

Consolidated Statement of Financial Condition                                 4

Consolidated Memorandum Accounts                                              7

Consolidated Income Statement                                                 8

Consolidated Statement of Cash Flows                                         10

Notes to the Consolidated Financial Statements                               11

Statement of Financial Condition                                             56

Income Statement                                                             57

Statement of Changes in Shareholders' Equity                                 58

Statement of Cash Flows                                                      59

Notes to the Financial Statements                                            60

Schedules                                                                   106

Information required in addition to the Notes to the
Financial Statements by Section 68 of the Buenos Aires
Stock Exchange regulations                                                  113

Supplementary and Explanatory Statement by the Board of
Directors required by Section 2 of the Accounting
Documentation Rules of the Cordoba Stock Exchange Regulations               116

Informative Review                                                          119

Report of the Supervisory Syndics Committee

Limited Review Report

Name:                        Grupo Financiero Galicia S.A.
                             "Corporation  which has not adhered to the Optional
                             System for the Mandatory  Acquisition of Shares in
                             a Public Offering"
Legal domicile:              Tte. Gral. Juan D. Peron  N(0)456 - Piso 2 -
                             Autonomous City of Buenos Aires

Principal line of business:  Financial and Investment activities

                                 5th fiscal year
For the period of nine months ended September 30, 2003, Presented in comparative format


            DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

By-laws:                                     September 30, 1999

Date of more recent amendment to By-laws:    August 22, 2003

Registration number with the Corporation
Control Authority:                           8,569

Sequential Number - Corporation Control
Authority:                                   1,671,058

Date of expiry of the Company's by-laws:     June 30, 2100

Name of Controlling Company:                 EBA HOLDING S.A.

Principal line of business:                  Financial and Investment activities

Interest held by the Controlling Company
in the Shareholders' equity as of
September 30, 2003:                          25.74 %

Percentage of votes to which the
Controlling Company is entitled as of
September 30, 2003:                          63.42 %

=============================================================================================================================
                         CAPITAL STATUS as of September 30, 2003 (Note 8 to the Financial Statements)
                                         (figures stated in thousands of US dollars)
-----------------------------------------------------------------------------------------------------------------------------
                                                             Shares
-----------------------------------------------------------------------------------------------------------------------------
        Number                         Type                     Voting rights per share      Subscribed         Paid up
-------------------- ------------------------------------------ ----------------------- ------------------- -----------------
     281,221,650     Ordinary class "A", face value of 0.0003              5                   96,474            96,474
-------------------- ------------------------------------------ ----------------------- ------------------- -----------------
     811,185,367     Ordinary class "B", face value of 0.0003              1                   278,280          278,280
-------------------- ------------------------------------------ ----------------------- ------------------- -----------------
   1,092,407,017                                                                               374,754          374,754
==================== ========================================== ======================= =================== =================

                                                   Grupo Financiero Galicia S.A.
                             "Corporation which has not adhered to the Optional System for the Mandatory
                                             Acquisition of Shares in a Public Offering"
                                                Supplementary Accounting Information
                                            Consolidated Statement of Financial Condition
                                           as of September 30, 2003 and December 31, 2002
                                             (figures stated in thousands of US dollars)
=================================================================================================================
                                                                                                        9.30.03            12.31.02
                                                                                                       ----------          ---------
ASSETS
A. CASH AND DUE FROM BANKS                                                                                   286,459        197,886
                                                                                                          ----------      ---------
   Cash                                                                                                      108,717         85,838
   Banks and correspondents                                                                                  177,391        111,834
   Others                                                                                                        351            214
                                                                                                          ----------      ---------
B. GOVERNMENT AND CORPORATE SECURITIES                                                                       964,660        627,733
                                                                                                          ----------      ---------
   -Holdings of investment account securities                                                                 839,913        573,901
   -Holdings of trading securities                                                                             2,461          2,635
   -Unlisted government securities                                                                           121,932         50,318
   -Investments in listed corporate securities                                                                 1,271          3,237
   -Allowances                                                                                                  (917)        (2,358)
                                                                                                          ----------      ---------
C. LOANS                                                                                                   3,636,886      3,664,550
                                                                                                          ----------      ---------
   -To the non-financial public sector                                                                     2,632,232      2,638,086
   -To the financial sector                                                                                   69,638         46,247
   -To the non-financial private sector and residents abroad                                               1,399,062      1,557,176
     -Overdrafts                                                                                              69,629         77,868
     -Notes                                                                                                  462,960        529,765
     -Mortgage loans                                                                                         252,572        296,385
     -Pledge loans                                                                                            18,483         65,706
     -Consumer loans                                                                                          17,215         41,161
     -Credit cards                                                                                           236,593        200,667
     -Others                                                                                                 162,108        141,351
     -Accrued Interest and quotation differences receivable                                                  180,905        208,740
     -Documented interest                                                                                     (1,277)        (3,716)
     -Unallocated collections                                                                                   (126)          (751)
   -Allowances for loan losses                                                                              (464,046)      (576,959)
                                                                                                          ----------      ---------
D. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                                    2,228,134      3,175,198
                                                                                                          ----------      ---------
   -Argentine Central Bank                                                                                    30,652         19,179
   -Amounts receivable for spot and forward sales to be settled                                                2,214            659
   -Securities receivable under spot and forward purchases to be settled                                       1,756            232
   -Unlisted negotiable obligations                                                                           34,250         45,392
   -Other receivables not included in the debtor classification regulations                                2,031,787      2,877,468
   -Other receivables included in the debtor classification regulations                                      108,257        236,663
   -Accrued interest receivable not included in the debtor classification regulations                         37,210          2,467
   - Accrued interest receivable included in the debtor classification regulations                             1,131          8,348
   -Allowances                                                                                               (19,123)       (15,210)
                                                                                                          ==========      =========

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                                                   Grupo Financiero Galicia S.A.
                             "Corporation which has not adhered to the Optional System for the Mandatory
                                             Acquisition of Shares in a Public Offering"
                                                Supplementary Accounting Information
                                           Consolidated Statement of Financial Condition
                                           as of September 30, 2003 and December 31, 2002
                                            (figures stated in thousands of US dollars)
         ==================================================================================================================
                                                                                                           9.30.03       12.31.02
                                                                                                        ----------     ----------
E. ASSETS UNDER FINANCIAL LEASES                                                                          7,405              7,767
                                                                                                     ----------          ---------
   -Assets under financial leases                                                                         8,889              8,611
   -Allowances                                                                                           (1,484)              (844)
                                                                                                     ----------          ---------
F. EQUITY INTERESTS IN OTHER COMPANIES                                                                   30,300             35,765
                                                                                                     ----------          ---------
   -In financial institutions                                                                             1,028              1,196
   -Others                                                                                               49,192             52,696
   -Allowances                                                                                          (19,920)           (18,127)
                                                                                                     ----------          ---------
G. MISCELLANEOUS RECEIVABLES                                                                            158,856            113,915
                                                                                                     ----------          ---------
   -Receivables for assets sold                                                                             308                227
   -Shareholders                                                                                          1,354               --
   -Others                                                                                              146,312            123,707
   -Accrued interest on receivables for assets sold                                                          14                  1
   -Other accrued interest and adjustments receivable                                                    21,914                 57
   -Allowances                                                                                          (11,046)           (10,077)
                                                                                                     ----------          ---------
H. FIXED ASSETS                                                                                         180,838            195,703
                                                                                                     ----------          ---------
I. MISCELLANEOUS ASSETS                                                                                  55,387             63,383
                                                                                                     ----------          ---------
J. INTANGIBLE ASSETS                                                                                    253,052            110,446
                                                                                                     ----------          ---------
   -Goodwill                                                                                             50,487             58,451
   -Organization and development expenses                                                               202,565             51,995
                                                                                                     ----------          ---------
K. UNALLOCATED ITEMS                                                                                     (1,183)             8,176
                                                                                                     ----------          ---------
   TOTAL ASSETS                                                                                       7,800,794          8,200,522
                                                                                                     ==========          =========
==================================================================================================================================
The accompanying Notes 1 to 20 are an integral part of these financial statements.

                                                   Grupo Financiero Galicia S.A.
                     "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of
                                                    Shares in a Public Offering"
                                                Supplementary Accounting Information
                                           Consolidated Statement of Financial Condition
                                           as of September 30, 2003 and December 31, 2002
                                            -(figures stated in thousands of US dollars)

====================================================================================================================================
                                                                                                         9.30.03            12.31.02
                                                                                                       ----------          ---------
LIABILITIES
 L. DEPOSITS                                                                                            1,877,104          1,787,088
                                                                                                       ==========          =========
    -Non-financial public sector                                                                            1,761              2,685
    -Financial sector                                                                                       6,430              1,011
    -Non-financial private sector and residents abroad                                                  1,868,913          1,783,392
      -Current accounts                                                                                   372,805            248,149
      -Savings accounts                                                                                   268,685            193,437
      -Time deposits                                                                                      955,759            831,271
      -Investment accounts                                                                                    348               --
      -Others                                                                                             197,262            381,119
      -Accrued interest and quotation differences payable                                                  74,054            129,416
                                                                                                       ----------          ---------
 M. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                                5,160,379          5,616,114
                                                                                                       ==========          =========
    -Argentine Central Bank                                                                             2,803,298          2,780,811
      -Rediscounts to cover lack of liquidity                                                           1,914,229          1,869,599
      -Others                                                                                             889,069            911,212
    -Banks and international entities                                                                     931,790          1,092,525
    -Unsubordinated negotiable obligations                                                                831,973          1,188,521
    -Amounts payable for spot and forward purchases to be settled                                           1,851                732
    -Securities to be delivered under spot and forward sales to be settled                                 37,614             42,720
    -Loans from domestic financial institutions                                                            51,071             69,047
    -Others                                                                                               331,688            345,963
    -Accrued interest and quotation differences payable                                                   171,094             95,795
                                                                                                       ----------          ---------
 N. MISCELLANEOUS LIABILITIES                                                                              81,920             88,079
                                                                                                       ==========          =========
    -Dividends payable                                                                                         16                 16
    -Fees                                                                                                     340                759
    -Others                                                                                                80,954             87,302
    -Adjustments and accrued interest payable                                                                 610                  2
                                                                                                       ----------          ---------
                                                                                                       ----------          ---------
 O. PROVISIONS                                                                                            140,697            114,772
                                                                                                       ==========          =========
 P. UNALLOCATED ITEMS                                                                                         (42)             3,579
                                                                                                       ==========          =========
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                                                    31,943             28,750
                                                                                                       ----------          ---------
    TOTAL LIABILITIES                                                                                   7,292,001          7,638,382
                                                                                                       ==========          =========
                                                                                                       ----------          ---------
SHAREHOLDERS' EQUITY                                                                                      508,793            562,140
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                              7,800,794          8,200,522
                                                                                                       ==========          =========
====================================================================================================================================

The accompanying Notes 1 to 20 are an integral part of these financial statements.

Grupo Financiero Galicia S.A.

                       "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
                                                Supplementary Accounting Information
                                                  Consolidated Memorandum Accounts
                                           as of September 30, 2003 and December 31, 2002
                                            (figures stated in thousands of US dollars)

====================================================================================================================================
                                                                                                          9.30.03           12.31.02
                                                                                                        ---------          ---------
DEBIT                                                                                                   7,765,124          8,627,367
                                                                                                       ==========          =========
CONTINGENT                                                                                              5,632,586          5,931,338
                                                                                                       ----------          ---------
Guarantees received                                                                                     3,443,313          3,784,139
Contingencies re. contra items                                                                          2,189,273          2,147,199
                                                                                                       ----------          ---------
CONTROL                                                                                                 2,050,685          2,664,584
                                                                                                       ----------          ---------
Uncollectible loans                                                                                       316,910            273,328
Others                                                                                                  1,694,530          2,347,164
Control re. contra items                                                                                   39,245             44,092
                                                                                                       ----------          ---------
DERIVATIVES                                                                                                57,548              4,970
                                                                                                       ----------          ---------
"Notional" value of put options bought                                                                        568              4,105
Derivatives re. contra items                                                                               56,980                865
                                                                                                       ----------          ---------
TRUST ACCOUNTS                                                                                             24,305             26,475
                                                                                                       ----------          ---------
Trust funds                                                                                                24,305             26,475
                                                                                                       ----------          ---------
CREDIT                                                                                                  7,765,124          8,627,367
                                                                                                       ==========          =========

CONTINGENT                                                                                              5,632,586          5,931,338
                                                                                                       ----------          ---------
Loans granted (unused balances)                                                                            67,459             58,676
Guarantees provided to the Argentine Central Bank                                                       1,929,970          1,932,696
Other guarantees provided included in the debtor classification regulations                                83,222             92,947
Other guarantees provided not included in the debtor classification regulations                            89,921              9,785
Others  included in the debtor classification regulations                                                  22,845             53,095
Others                                                                                                         26               --
Contingencies re. contra items                                                                          3,439,143          3,784,139
                                                                                                       ----------          ---------
CONTROL                                                                                                 2,050,685          2,664,584
                                                                                                       ----------          ---------
Valuables to be credited                                                                                   39,191             44,030
Others                                                                                                         54                 63
Control re. contra items                                                                                2,011,440          2,620,491
                                                                                                       ----------          ---------
DERIVATIVES                                                                                                57,548              4,970
                                                                                                                           ---------
"Notional" value of call options written                                                                      742               --
"Notional" value of put options written                                                                    56,238                865
Derivatives re. contra items                                                                                  568              4,105
                                                                                                       ----------          ---------
TRUST ACCOUNTS                                                                                             24,305             26,475
                                                                                                       ----------          ---------
Trust liabilities re. contra items                                                                         24,305             26,475
                                                                                                       ==========          =========
====================================================================================================================================

The accompanying Notes 1 to 20 are an integral part of these financial statements.


                                                   Grupo Financiero Galicia S.A.
                     "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of
                                                    Shares in a Public Offering"
                                                Supplementary Accounting Information
                                                   Consolidated Income Statement
                                                   For the period of nine months
                                      commenced January 1, 2003 and ended September 30, 2003.
                          Presented in comparative format with the same period of the previous fiscal year
                                            (Figures stated in thousands of US dollars)
====================================================================================================================================
                                                                                                         9.30.03          9.30.02
                                                                                                       ---------          ---------
 A. FINANCIAL INCOME                                                                                     464,458          1,796,786
                                                                                                       ---------          ---------
    Interest on cash and due from banks                                                                       21                367
    Interest on loans to the financial sector                                                             34,779             20,137
    Interest on overdraft facilities                                                                      10,172             17,294
    Interest on notes                                                                                     53,601             49,970
    Interest on mortgage loans                                                                            26,459             36,992
    Interest on pledge loans                                                                               3,736             24,786
    Interest on credit card loans                                                                         32,001             50,681
    Interest on other loans                                                                                8,420             38,244
    Interest on other receivables resulting from financial brokerage                                      27,994             60,437
    Net income from government and corporate securities                                                   24,459            199,158
    Net income from secured loans - Decree 1387/01                                                        54,080            101,112
    Adjustment from application of adjusting index CER                                                   181,638          1,067,988
    Others                                                                                                 7,098            129,620
                                                                                                       ---------          ---------
 B. FINANCIAL EXPENSES                                                                                   426,116          1,354,940
                                                                                                       ---------          ---------
    Interest on current account deposits                                                                     696              5,336
    Interest on savings account deposits                                                                     718              2,471
    Interest on time  deposits                                                                            59,093             78,944
    Interest on loans from financial sector                                                                1,663              4,426
    Interest on other liabilities resulting from financial brokerage                                      85,681            132,225
    Other interest                                                                                       104,308            484,662
    Net loss on options                                                                                     --                   90
    Adjustment from application of adjusting index CER                                                    55,990            574,714
    Others                                                                                               117,967             72,072
                                                                                                       ---------          ---------
    GROSS BROKERAGE MARGIN                                                                                38,342            441,846
                                                                                                       =========          =========
 C. PROVISIONS FOR  LOAN LOSSES                                                                          131,777            479,080
                                                                                                       ---------          ---------
 D. INCOME FROM SERVICES                                                                                 107,585            144,452
                                                                                                       ---------          ---------
    Linked with lending transactions                                                                      33,863             39,967
    Linked with borrowing transactions                                                                    29,071             41,938
    Other commissions                                                                                      2,399              3,992
    Others                                                                                                42,252             58,555
                                                                                                       ---------          ---------
 E. EXPENSES FOR SERVICES                                                                                 17,617             43,092
                                                                                                       ---------          ---------
    Commissions                                                                                            8,903             32,305
    Others                                                                                                 8,714             10,787
                                                                                                       =========          =========
    MONETARY RESULT OF FINANCIAL BROKERAGE                                                                (4,974)          (539,772)
                                                                                                       =========          =========

The accompanying Notes 1 to 20 are an integral part of these financial statements.


                                                   Grupo Financiero Galicia S.A.
                     "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of
                                                    Shares in a Public Offering"

                                                Supplementary Accounting Information
                                                    Consolidated Income Statement
                                                    For the period of nine months
                                       commenced January 1, 2003 and ended September 30, 2003.
                          Presented in comparative format with the same period of the previous fiscal year
                                             (Figures stated in thousands of US dollars)

====================================================================================================================================
                                                                                                        9.30.03           9.30.02
                                                                                                       --------           --------
 G. ADMINISTRATIVE EXPENSES                                                                             142,505            242,458
                                                                                                       --------           --------
    Personnel expenses                                                                                   60,749            121,079
    Directors' and syndics' fees                                                                            496                901
    Other fees                                                                                            5,266              7,195
    Advertising and publicity                                                                             4,304              3,570
    Taxes                                                                                                 7,533             16,729
    Other operating expenses                                                                             53,731             79,531
    Others                                                                                               10,426             13,453
                                                                                                       --------           --------
    MONETARY RESULT OF OPERATING EXPENSES                                                                    29              7,311
                                                                                                       --------           --------
    NET LOSS ON FINANCIAL BROKERAGE                                                                    (150,917)          (710,793)
                                                                                                       ========           ========
    RESULT OF MINORITY INTEREST                                                                          (2,349)            87,200
                                                                                                       --------           --------
 H. MISCELLANEOUS INCOME                                                                                231,476            140,492
                                                                                                       --------           --------
    Penalty interest                                                                                      1,011              1,256
    Loans recovered and allowances reversed                                                             190,875             11,139
    Adjustment from application of adjusting index CER                                                   18,225                 28
    Others                                                                                               21,365            128,069
                                                                                                       --------           --------
 I. MISCELLANEOUS LOSSES                                                                                143,845            319,138
                                                                                                       --------           --------
    Net loss on long-term investments                                                                     7,225             48,114
    Penalty interest and charges in favor of the Argentine Central Bank                                      26                 51
    Provision for losses on miscellaneous receivables and other provisions                               75,038            204,063
    Adjustment from application of adjusting index CER                                                      610                  6
    Others                                                                                               60,946             66,904
                                                                                                       --------           --------
    MONETARY RESULT OF OTHER OPERATIONS                                                                  (1,219)           (30,447)
                                                                                                       --------           --------
    NET LOSS BEFORE INCOME TAX                                                                          (66,854)          (832,686)
                                                                                                       --------           --------
 K. INCOME TAX                                                                                              147              7,352
                                                                                                       ========           ========
    LOSS FOR THE PERIOD BEFORE ABSORPTION                                                               (67,001)          (840,038)
                                                                                                       --------           --------
    ABSORPTION "AD REFERENDUM" OF SHAREHOLDERS' EQUITY
    - with Unrealized valuation difference                                                                 --              469,995
                                                                                                       ========           ========
    NET LOSS FOR THE PERIOD                                                                             (67,001)          (370,043)
                                                                                                       ========           ========
====================================================================================================================================

The accompanying Notes 1 to 20 are an integral part of these financial statements.


                                                   Grupo Financiero Galicia S.A.
                     "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of
                                                    Shares in a Public Offering"
                                                Supplementary Accounting Information
                                                   Consolidated Income Statement
                                                   For the period of nine months
                                      commenced January 1, 2003 and ended September 30, 2003.
                          Presented in comparative format with the same period of the previous fiscal year
                                            (Figures stated in thousands of US dollars)

====================================================================================================================================
                                                                                                       9.30.03            9.30.02
                                                                                                     ----------          ---------
Changes in cash
Cash and due from banks at beginning of fiscal year                                                     197,886            322,427
Increase (decrease) in cash                                                                              88,573           (161,474)
                                                                                                     ----------          ---------
Cash and due from banks at end of year                                                                  286,459            160,953
                                                                                                     ==========          =========
Reasons for changes in cash
Financial income collected                                                                              299,987            373,095
Income from services collected                                                                          107,829             97,792
Less:
Financial expenses paid                                                                                (198,340)          (310,001)
Expenses for services paid                                                                              (16,858)           (19,942)
Administrative expenses paid                                                                           (112,656)          (173,101)
                                                                                                     ----------          ---------
Cash used in operations                                                                                  79,962            (32,157)
                                                                                                     ==========          =========
Other sources of cash
Net increase in deposits                                                                                381,379               --
Net increase in other liabilities resulting from financial brokerage                                       --              947,649
Net decrease in government and corporate securities                                                        --               61,989
Net decrease in loans                                                                                      --              914,742
Net decrease in other receivables resulting from financial brokerage                                     22,629             10,296
Net decrease in other assets                                                                               --               81,296
Other sources of cash                                                                                    33,944            434,853
                                                                                                     ----------          ---------
Total sources of cash                                                                                   437,952          2,450,825
                                                                                                     ----------          ---------
Other uses of cash
Net increase  in government and corporate securities                                                    (49,936)              --
Net increase in loans                                                                                    (7,818)            (1,259)
Net increase in other receivables resulting from financial brokerage                                       --               (9,219)
Net increase in other assets                                                                            (30,114)              (355)
Net decrease in deposits                                                                                   --           (2,106,733)
Net decrease in other liabilities resulting from financial brokerage                                   (276,877)              --
Net decrease in other liabilities                                                                       (13,058)           (59,434)
Cash dividends paid                                                                                        --                 (127)
Other uses of cash                                                                                      (48,421)          (240,407)
                                                                                                     ----------          ---------
Total uses of cash                                                                                     (426,224)         (2,417,534)
                                                                                                     ----------          ---------
Monetary result of cash and due from banks                                                               (3,117)          (162,608)
                                                                                                     ==========          =========
Net Increase/(Decrease)  in cash                                                                        (88,573)         (161,474)
                                                                                                     ==========          =========
===================================================================================================================================

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Notes to the Consolidated Financial Statements
                          For the period of nine months
             commenced January 1, 2003 and ended September 30, 2003.
                         presented in comparative format
                   (figures stated in thousands of US dollars)

NOTE 1:   ARGENTINE ECONOMIC CONTEXT

          The facts and circumstances described in Note 1 to the financial statements of Grupo Financiero Galicia S.A. are also applicable to these consolidated financial statements and, therefore, are subject to the same restrictions as those mentioned in that note.

NOTE 2:   FINANCIAL STATEMENT PRESENTATION

          The consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements, observing the guidelines of Technical Pronouncements Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and General Resolution No. 434/03 of the CNV. As required by the regulations mentioned above, the financial statements are presented in comparative format with the same period of the previous year, except for the comparative information in the statement of financial condition and supplementary information to it which, in accordance with Technical Pronouncement No. 19 of the FACPCE, should be that corresponding to the closing date of the preceding full fiscal year, a disclosure criterion that has been adopted in these consolidated financial statements.

          In line with professional accounting standards and the requirements of the control bodies, these financial statements have been prepared without recognizing the changes in the purchasing power of the currency until December 31, 2001. In line with Argentine Central Bank Communique "A" 3702, Resolution 240/02 of the F.A.C.P.C.E. and Resolution 415/02 of the National Securities Commission, recognition of the effects of inflation has been resumed in these financial statements since January 1, 2002.

          To this end, the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. has been followed, restating the non-monetary items by applying the general level domestic wholesale price

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)


NOTE 2:   (Continued)

          index (IPIM) published by the National Institute of Statistics and Census (I.N.D.E.C.), and considering that the accounting measurements originated prior to December 31, 2001 are stated in the currency value as of that date.

          On April 8, 2003, Argentine Central Bank Communique "A" 3921 established that, in view of the provisions of Decree 664/03, the financial statements for fiscal years commencing as from March 25, 2003 should be stated in nominal currency. Consequently, in line with CNV Resolution No. 441/03, the Company has discontinued the restatement of its financial statements since March 1, 2003.

          Although this criterion is not in accordance with prevailing professional accounting standards, this departure has not produced a significant effect on the financial statements. During the March-September 2003 period, a deflation rate of approximately 2% was recorded.

NOTE 3:   ACCOUNTING POLICIES

          Below are the most important accounting policies used in preparing the consolidated financial statements:

          a.   Financial statement consolidation

               The statements of financial condition as of September 30, 2003 and December 31, 2002, and the income statements and statements of sources and application of funds or cash flows, as the case may be, as of September 30, 2003 and 2002 of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. have been consolidated with those of Grupo Financiero Galicia S.A. on a line by line basis (See Note 4 to the consolidated financial statements).

               The principal investment of the Company is its equity interest in Banco de Galicia y Buenos Aires S.A., a financial institution subject to the BCRA regulations. For this reason the Company has adopted the disclosure criteria applied by Banco de Galicia y Buenos Aires S.A..

               Banco de Galicia y Buenos Aires S.A. financial statements include the figures corresponding to the operations of its foreign branches and subsidiaries in Argentina and abroad, as reported in their special financial statements, which have been adapted to the valuation and disclosure standards laid down by the Argentine Central Bank and professional accounting standards, except as mentioned in point c.1.e. of this Note.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 3: (Continued)

               The foreign branches' and subsidiaries' financial statements originally issued in foreign currency have been converted into pesos as follows:

               a. Assets and liabilities have been converted into pesos applying the reference exchange rate released by the BCRA. For those assets and liabilities in US dollars or other foreign currencies were converted into pesos following the guidelines of Decree 214 and complementary rules.

               b. The allotted capital was computed in the restated amounts actually disbursed.

               c. Retained earnings were determined as the difference between assets and liabilities and the allotted capital.

               d. The result for the period was determined as the difference between retained earnings at beginning of year, net of distributions of profits in cash, and the retained earnings at year end. Income statement account balances were converted into pesos according to the criterion described in point a. above.

               e. The significant items arising from intercompany transactions among the consolidated entities have been eliminated from the Statement of Financial Condition and the Income Statement. The financial statements of Banco de Galicia y Buenos Aires S.A. corresponding to Argentine operations have been adjusted for inflation as mentioned in Note 2, second paragraph, to the consolidated financial statements.

               In addition, the balances of Banco de Galicia y Buenos Aires S.A.'s income statement for the same period of the previous year have been disclosed as established by Communique "A" 3800 of the Argentine Central Bank so, ad referendum of the shareholders' meeting, Banco de Galicia y Buenos Aires S.A. has absorbed the loss for that period in advance, up to the limit of the balances recorded in retained earnings and unrealized valuation difference arising from the net foreign currency position.

               It should be noted that for purposes of disclosing the consolidated financial statements of the Company the early absorption of that loss with the balance recorded in retained earnings has not been taken into account.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 3:   (Continued)

               On April 30, 2003, an Ordinary and Extraordinary Meeting of Shareholders of Banco de Galicia y Buenos Aires S.A. was held, at which the absorption of the loss for the fiscal year ended December 31, 2002, restated into currency as of February 28, 2003, was approved according to the following detail:

               with prior year retained earnings: US$ 121,346

               with unrealized valuation difference for the net foreign currency position: US$ 502,208 with discretional reserves: US$ 115,672

               with equity adjustment fund - technical revaluation: US$ 32,874

          b.   Consistency of accounting policies

               The accounting policies used in preparing Galicia Warrants S.A., Net Investment S.A. and Sudamericana Holding S.A. financial statements are similar to those followed by the Company (see Note 2.c.2. to the financial statements of Grupo Financiero Galicia S.A.).

               The principal valuation criteria observed by Banco de Galicia y Buenos Aires S.A. were as follows:

               b.1. - Foreign currency Assets and Liabilities

               These are stated at the US dollar rate of exchange set by the Argentine Central Bank, prevailing at the close of operations on the last business day of each month.

               Assets and liabilities valued in foreign currencies other than the US dollar will be converted into the latter currency using the swap rates communicated by the Argentine Central Bank's operations desk. As established by professional standards and regulations prevailing in Argentina, the Bank recognized the effects of the devaluation of the Argentine peso as from January 1, 2002.

               b.2. - Gold Bullion

               This is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling expenses.

               The procedure described in item b.1. was followed for translating it into Argentine currency.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 3:   (Continued)

               b.3. - Government and Corporate Securities

               b.3.a. - Government Securities

               I) Holdings of investment accounts securities:

               Holdings included in investment accounts have been recognized at cost, increased exponentially up to the maturity date of each service, based on their internal rate of return and the time elapsed since their inclusion in those accounts.

               When existing holdings of trading securities are involved, their market quotation at the close of operations of the day preceding the transfer of those holdings is considered to be the cost.

               The values thus determined will be reduced on the last day of each month by the amount of the positive difference resulting from comparing that balance with the market value of each security increased by 20%.

               Effective January 7, 2003, Argentine Central Bank Communique "A" 3857 restricted the possibility of securities held in the Bank's portfolio being classified as holdings in investment accounts. As of September 30, 2003 the difference between the market value and the carrying value of investment account securities has not been determined, because the volume traded is considered to be immaterial in relation to the total issue amount and, therefore, it is not representative of the value of the investment.

               These holdings include National Government Bonds accruing interest at Libor and falling due in 2012, received within the framework of Sections 28 and 29 of Decree 905/02 recorded at their technical value (see Note 1 to the financial statements, section "Compensation to financial institutions". The treatment of the mentioned positive difference does not apply to these securities.

               While this valuation criterion is followed, no cash dividends may be distributed, except for the amount of profits in excess of the difference between the carrying value and the market value of these securities. Had prevailing professional accounting standards been applied, the value of addition of those securities and of the balances to be received recorded in "Other receivables resulting from financial brokerage" would have been stated at their estimated market value (see point c.1.d.3.).

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 3:   (Continued)

               II) Holdings of trading securities:

               These are stated at the closing quotation for each security at period / year end, plus the value of matured amortization and interest coupons receivable, less estimated selling expenses, where applicable.

               III)Others - Listed:

               These have been valued at their quotation, as indicated in point
               II) above.

               IV)Unlisted:

               These are valued at the acquisition cost plus income accrued up to the end of the period/year, where applicable.

               b.3.b. - Listed Corporate Securities

               These are valued at the quotation prevailing at the period / year end, net of estimated selling expenses, where applicable.

               b.4. Secured Loans

               Within the framework of Decree 1387/01, Banco de Galicia y Buenos Aires S.A. has participated in the exchange of Argentine public debt securities and loans under the Promissory Note/Bond program for new loans called Secured Loans. The main differences between the instruments received and those exchanged consisted of an extension of the amortization term which was 3 years for securities originally maturing up to December 31, 2010 and a reduction of the interest rate, which was set at 70% of the contractual rate, with a maximum rate of 7% per annum for fixed-rate transactions and Libor plus 3% for floating rate loans. As established by Section 20 of the above mentioned decree, the conversion was made at the nominal value, at a rate of exchange of $ 1=US$ 1 and in the same currency as that of the converted obligation.

               As established by the Argentine Central Bank regulations, the gain arising from the difference between the carrying value of the Secured Loans and the book value of the securities exchanged is recorded in an asset adjustment account and charged to results on a monthly basis, in proportion to the term of each of the secured loans received.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 3:   (Continued)

               Had the position of government securities classified in investment accounts and presented for their exchange been valued according to professional accounting standards, the shareholders' equity of Banco de Galicia y Buenos Aires S.A. would have decreased by US$ 153,238 at the exchange date (November 5, 2001) (see point c.1.d.1.).

               Subsequently, Decree 644/02 dated April 18, 2002 established the conversion to pesos of the Secured Loans originally denominated in US dollars at the exchange rate of $1.40 per US dollar, pursuant to Section 1 of Decree No. 471/02, setting new interest rates to be accrued by those secured loans, as established by
               Section 3 of Decree 471/02. (see Note 1 to the financial statements - under Section entitled Public Debt).

               On March 28, 2003, the Argentine Central Bank released Communique "A" 3911 substantially modifying the accounting criterion for certain financing to the public sector. This Communique establishes that Secured Loans, government securities not subject to the minimum capital requirement to cover market risk, which are mainly those which are not listed on stock exchanges, promissory notes issued by the Fiduciary Fund for the Provincial Development and other financing to the public sector, which financial institutions held in their portfolio at that date or will add to it in the future, must be recognized at the lower value arising from comparing their "present value" to their "technical value".

               The former is defined as the "net present value" of a cash flow structure, determined under contractual conditions, and discounted at a rate of 3% set by the Argentine Central Bank until December 2003. The "technical value" is the index-adjusted amount of each instrument under contractual conditions.

               As of September 30, 2003, if the difference between the value arising as described in the preceding paragraph (the lower of present value or technical value), and the theoretical value (balances as of February 28, 2003, which include principal amounts net of amortization, adjusted by applying the CER, where applicable, net of the adjustment account mentioned above) is positive, it is reflected in an asset adjustment account and, if negative, it is charged to results.

               Banco de Galicia y Buenos Aires S.A. has charged US$ 69,653 to results for this item.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 3:                      (Continued)

               b.5. - Accrual of adjustments, interest, exchange rate differences, premiums on future transactions and variable returns

               For foreign currency transactions and local currency transactions with a principal adjustment clause valid through April 1, 1991, as well as those with prearranged rates for less than 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, the interest has been accrued on an exponential basis.

               For the lending and borrowing transactions originally carried out in foreign currency and converted into pesos, the pertinent adjustment from the application of the CER was accrued at period/year end.

               b.6. - Assets Under Financial Leases

               These are stated at the acquisition cost less accumulated depreciation, plus CER where applicable.

               b.7. - Equity interests in other companies

               b.7.a. - In financial institutions and supplementary and authorized activities

               - Controlled companies

               Argentine:

               The equity investments in controlled companies are stated at their equity values.

               The interest in Banelco S.A. has been valued according to the equity method of accounting, on the basis of financial statements as of June 30, 2003 because that company prepares its financial statements on a semi-annual basis and, at the date of these financial statements it company did not have audited financial statements. Furthermore, important developments that had an impact on the financial condition and results of that company during the time elapsed, as well as the effect of inflation, were recognized as of February 28, 2003.

               As a result of the application of the economic measures described in Note 1 to the financial statements of Tarjetas Regionales S.A., this Company reported a deficit in its equity. This effect has been recognized in Banco de Galicia y Buenos Aires S.A.'s financial statements by recording a provision under liabilities.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 3:   (Continued)

               In valuing the equity interests held in Tarjetas Regionales S.A. and Galicia Capital Markets S.A., their shareholders' equity and results have been adjusted in their financial statements due to the effect on them of the application of the deferred tax method in recognizing the income tax charge, a criterion that is not contemplated by Argentine Central Bank regulations. Those adjustments led to a decrease of US$ 7,813 in the shareholders' equity of Tarjetas Regionales S.A. and to an increase of US$ 6,568 in its results, as well as to a decrease of US$ 211 in the shareholders' equity of Galicia Capital Markets S.A. and to a decrease of US$ 679 in its results. It should be noted that those effects have been considered by Grupo Financiero Galicia S.A. in these financial statements.

               Foreign:

               Banco de Galicia (Cayman) Limited (In Provisional Liquidation) has been valued according to the equity method of accounting, on the basis of financial statements originally issued in foreign currency. In the case of Banco Galicia Uruguay S.A., a provision for other contingencies has been set up to cover the deficit reported in its equity, as disclosed in Note 1 to these financial statements under section entitled "Situation of Banco de Galicia y Buenos Aires S.A. -

               Capitalization.

               The financial statements of those entities were converted into pesos as mentioned in the fourth paragraph of point a. of this Note, except for the results for the period, which were converted into pesos at the average exchange rate in force in the period in which they were generated.

               - Minority interests

               Argentine:

               Minority interests have been valued at cost restated as mentioned in the fourth paragraph of point a. above of this Note, plus stock dividends.

               Foreign:

               These are reflected at the acquisition cost, plus stock dividends, recognized at their face value.

               The procedure mentioned in point b.1. above was followed for conversion of foreign currency equity interests into local currency.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 3:   (Continued)

               b.7.b. - In other companies -

               Minority interests

               Argentine:

               These equity investments are stated at their acquisition cost restated as mentioned in point a. above, plus stock dividends.

               A valuation allowance has been set up for the amount by which it is estimated that the equity interests in Ocye S.A., Argencontrol S.A., Correo Argentino S.A., Alfer S.A., Galicia Inmobiliaria S.A., Coelsa S.A. Aguas Provinciales de Santa Fe S.A., Aguas Cordobesas S.A., Caminos de la Sierra S.A. and Net Investment S.A. are overstated in relation to their equity value.

               Foreign:

               These are stated at the acquisition cost, plus stock dividends, recognized at their face value.

               The procedure referred to in point b.1. above has been applied to translate foreign currency equity interests into local currency.

               A valuation allowance has been set up for the investment in Tradecom International NV in the amount that this investment is estimated to exceed its recoverable value.

               b.8. - Fixed assets and miscellaneous assets

               Fixed assets and miscellaneous assets have been valued at cost restated (see point a. above), plus the appreciation in the value of the real estate properties which include the effect of a technical revaluation made in 1981, less accumulated depreciation.

               The depreciation of these assets is determined on the basis of their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate properties, 120 months for furniture and fixtures and 60 months for the rest of assets.

               The net book values of the assets, taken as a whole, are not in excess of their value to the business.

               b.9. - Other miscellaneous assets

               Miscellaneous assets are valued at their restated acquisition cost (see point a. above), less the corresponding accumulated depreciation.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 3:   (Continued)

               The effects of the variations in the purchasing power of the currency as from January 1, 2002 on those miscellaneous assets earmarked for sale and acquired through foreclosure have not been given accounting recognition.

               The depreciation charges for these assets are calculated following the same criterion as that mentioned in the preceding section.

               b.10. - Intangible assets

               Intangible assets have been valued at their acquisition cost restated (see point a. above), less the corresponding accumulated amortization, calculated on the basis of their estimated useful lives expressed in months.

               Amortization has been recognized on a straight-line basis in equal monthly installments, over a maximum of 120 months for "Goodwill" capitalized and over a maximum of 60 months for "Organization and Development Expenses".

               Effective March 2003, Argentine Central Bank Communique "A" 3916 established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the applicability of current regulations to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree 214/02 and supplementary rules, should also be recorded under this caption, the amortization of which should take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003, as described in Note 1 to the financial statements (see point c.1.d.2.).

               b.11. - Allowance for loan losses and provision for contingencies

               The aforementioned allowance and provision have been set up to cover Banco de Galicia y Buenos Aires S.A.'s estimated loan uncollectibility risk, based on an evaluation of the debtors' degree of compliance with their payment obligations, their economic and financial condition and the guarantees supporting the related transactions, in line with the provisions of Argentine Central Bank Communique "A" 2216 and supplementary ones.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 3:   (Continued)

               b.12. - Shareholders' equity

               1)The Shareholders' Equity accounts have been restated following the procedure mentioned in Note 2 to these consolidated financial statements, except for the "Capital Stock" and "Non-Capitalized Contributions" accounts, which have been stated at their original values. The adjustment derived from the restatement of those accounts was allocated to the "Equity Adjustment- Capital Adjustment" account.

               Income and expenses have been restated regardless of whether they have been collected or paid.

               Monetary results of exposure to inflation were determined as follows:

               a. "Monetary result of financial brokerage" includes the result of exposure to inflation generated by assets and liabilities related to the usual period of brokerage activity between the supply and demand of financial resources.

               b. "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.

               c. "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.

               2) As called for by Communique "A" 3703, the amount of the compensation envisaged in Decrees Nos. 214/02, 905/02 and supplementary norms, attributable to the positive difference between the Shareholders' Equity as of December 31, 2001 and that resulting from adjusting the net foreign currency position at that date converted into pesos at the exchange rate of $1.40 per US dollar, was recorded in the "Unrealized valuation difference arising from the compensation of the net foreign currency position" account.

               In the comparative consolidated financial statements of Grupo Financiero Galicia S.A. as of September 30, 2002, that amount had been included in the results for the period.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 3:   (Continued)

               b.13. - Income tax and tax on minimum notional income

               As of September 30, 2003, the Company did not record any income tax charge because it reported a tax loss carry-forward at that date. In view of the fact that Banco de Galicia y Buenos Aires S.A. determined an income tax loss carry forward in the fiscal year ended December 31, 2002, it is required to pay the tax on minimum notional income.

               Notwithstanding this, no tax charge has been expensed because the amounts that are ultimately paid may be computed, until they are fully used up, as a payment on account of income tax to be determined within the next ten fiscal years following the payment date.

               The income tax charge has been determined in accordance with Argentine Central Bank regulations, which do not contemplate the application of the deferred tax method. However, the consolidated financial statements include the effect of this accounting criterion on Grupo Financiero Galicia S.A. and its subsidiaries.

               b.14. - Dismissal Indemnities Banco de Galicia y Buenos Aires S.A. directly expenses the dismissal indemnities.

               The amounts that Banco de Galicia y Buenos Aires S.A. may possibly have to pay in respect of labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Dismissal Indemnities".

               As of September 30, 2003 the maximum risk faced by Banco de Galicia y Buenos Aires S.A. in respect of dismissal indemnities amounted to approximately US$ 41,107. As of December 31, 2002, the total amount in this respect was US$ 39,837.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 3:   (Continued)

               c. Differences between Argentine Central Bank regulations and professional accounting standards applicable in the Autonomous City of Buenos Aires

               Through C.D. Resolutions Nos. 238/01, 243/01, 261/01, 262/01 and
               187/02, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncements Nos. 16, 17, 18, 19 and 20 with certain modifications, adding changes to the valuation and disclosure accounting standards, the application of which is mandatory for fiscal years commencing as from July 1, 2002 and the interim periods comprised in those fiscal years. Furthermore, National Securities Commission (CNV) General Resolution No. 434/03 adopted, with certain modifications, Technical Pronouncements Nos. 16 to 20 on the basis of the resolutions issued by the CPCECABA. These regulations are mandatory for fiscal years commencing as from January 1, 2003.

               At the date these financial statements were prepared, the Central Bank had not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering the new valuation and disclosure criteria added to professional accounting standards in force in the Autonomous City of Buenos Aires.


               Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards in force in the Autonomous City of Buenos Aires:

               c.1. Valuation criteria

               c.1.a. Restatement to constant currency

               These financial statements have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communique "A" 3921 and CNV Resolution No. 441, Banco de Galicia y Buenos Aires S.A. discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.

               As established by MD Resolution No. 10/2003 of the CPCECABA, under professional accounting standards the application of this method remains in effect.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 3:   (Continued)

               Nevertheless, taking into account that the variation in the IPIM was a deflation rate of approximately 2% during the March-September 2003 period, the effects derived from failure to recognize those variations in these financial statements have not been significant.

               c.1.b. Allocation of results of the conversion into pesos of the net foreign currency position as of December 31, 2001.

               During the previous year, Banco de Galicia y Buenos Aires S.A. allocated US$ 502,208 (stated in currency of February 2003) to the Unrealized Valuation Difference account, in the shareholders' equity, for the portion of the compensation received under Sections 28 and 29 of the National Executive Branch Decree 905/02, which is equivalent to the recognition of 40% of the net foreign currency position as of December 31, 2001. Under professional accounting standards in force in the Autonomous City of Buenos Aires, that amount should have been charged to the results for that fiscal year. On April 30, 2003, the Meeting of Shareholders approved the absorption of accumulated losses with that Reserve. It should be noted that Grupo Financiero Galicia S.A. has reflected this situation in its financial statements, as explained in point b.12.2 above.


               c.1.c. Accounting for income tax according to the deferred tax method

               Banco de Galicia y Buenos Aires S.A. determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results.

               Under professional accounting standards in force in the Autonomous City of Buenos Aires, income tax must be recognized according to the deferred tax method and, therefore, deferred tax assets or liabilities calculated on those timing differences must be recognized. In addition, unused tax loss carry-forwards or fiscal credits subject to deduction from taxable income in future fiscal years should be recognized as deferred assets, provided that taxable income is likely to be generated. Grupo Financiero Galicia S.A. has adapted this situation to its financial statements, as explained in point b.13. above.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 3:   (Continued)

               c.1.d. Valuation of assets with the non-financial public and private sectors

               c.1.d.1. Secured loans

               In view of Decree No. 1387/01 dated November 6, 2001, during the fiscal year ended December 31, 2001, Banco de Galicia y Buenos Aires S.A. exchanged with the National State national government securities (classified and valued as "Investment accounts", according to the criteria established by the Argentine Central
               Bank) for secured loans.

               As of September 30, 2003 and December 31, 2002, those loans were recorded in the "Loans to Public Sector" caption. As of December 31, 2002, secured loans were valued at the exchange values established by the Ministry of Economy as of November 6, 2001, plus accrued interest until year end, converted to pesos at the exchange rate of $1.40 = US$ 1 and adjusted by applying the CER. As of September 30, 2003, Banco de Galicia y Buenos Aires S.A. valued those assets at the lower of present or technical value, as established by Argentine Central Bank Communique "A" 3911.

               Considering the provisions of CD Resolution No. 290/01 of the CPCECABA, as of September 30, 2003 and December 31, 2002 these assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost as from that date, plus interest accrued at the internal rate of return until the end of each period/year.

               The impact of the application of this criterion has been disclosed in point b.4. above.

               c.1.d.2. Accounting disclosure of effects generated by court decisions on deposits

               As of September 30, 2003 Banco de Galicia y Buenos Aires S.A. carries an asset for US$164,639 (original value of US$181,911 net of accumulated amortization of US$ 17,272) under Intangible assets - Organization and development expenses, for the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25561, Decree 214/02 and complementary rules, as established by BCRA Communique "A" 3916, to be amortized over 60 months. Under professional accounting standards, such asset is to be recorded as a receivable and valued on the basis of the best estimate of the recoverable amounts.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 3:   (Continued)

               c.1.d.3. Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

               As of September 30, 2003 and December 31, 2002, Banco de Galicia y Buenos Aires S.A. carries the government securities received and to be received in the "Government Securities - holdings in investment accounts" and Other Receivables resulting from financial brokerage - Other not included in the debtor classification regulations" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

               In addition, there are other valued securities that are carried in investment accounts.

               Under professional accounting standards in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value, as indicated in Note b.3.a.I). At the date the financial statements of Banco de Galicia y Buenos Aires S.A. were prepared, the trading volume of these securities had not been significant. Therefore, the known market values may not be representative of the realizable value of those assets. At the date these financial statements were prepared, the parity value of BODEN 2012 is approximately 60% of their face value.

               c.1.d.4. Allowances for receivables from the non-financial public sector

               Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

               c.1.e. - Conversion of financial statements

               The conversion to pesos of the financial statements of the foreign branches for purposes of consolidation with the Bank's financial statements differs from applicable professional accounting standards (Technical Pronouncement No. 18). These standards require that: (a) the measurements in the financial statements to be converted to pesos that are stated in year-end foreign currency (current values, recoverable values) be converted at the balance sheet date exchange rate; and that (b) the measurements in the financial statements to be converted to pesos that are stated in foreign currency of periods predating the closing date (for

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 3:   (Continued)

               example: those which represent historical costs, income, expenses) be converted at the pertinent historical exchange rates, restated in year-end currency, when it is so required due to the application of Technical Pronouncement No. 17. Exchange differences arising from conversion of the financial statements will be treated as financial income or costs, as the case may be. The application of this criterion, instead of that mentioned in point a. above does not have a significant impact on the disclosure of the Bank's financial statements.

               c.2. Disclosure issues

               c.2.a. Comparative financial statements

               The new professional accounting standards establish that it is mandatory to present certain information in the basic financial statements and/or as supplementary information, which has not been included in these financial statements. Banco de Galicia y Buenos Aires S.A. should present the information in the statement of financial condition in comparative format with the same statement for the preceding full fiscal year (in this case, as of December 31, 2002). It should be noted that Grupo Financiero Galicia S.A. has conformed its individual and consolidated financial statements to those disclosure requirements, as mentioned in Note 2 to the consolidated financial statements.

               c.2.b. Restatement to constant currency of the comparative financial statements

               As established by MD Resolution No. 10/03 of the CPCECABA, the September 30, 2002 financial statements, presented for comparative purposes, should have been restated into uniform currency of September 30, 2003, as established by applicable Technical Pronouncement No. 6 of the FACPCE. As mentioned in the notes to its financial statements, those financial statements have been restated into constant currency as of February 28, 2003, as called for by Communique "A" 3921 of the Argentine Central Bank and Resolution No 441 of the CNV.

               c.2.c. Statement of cash flows The criterion for compiling this statement established by the Argentine Central Bank in its Circular CONAU 1 differs from that of Technical Pronouncement No. 19.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

               Banco de Galicia y Buenos Aires S.A. has not quantified the effect derived from the application of the new Technical Pronouncements on its financial statements as of September 30, 2003.

NOTE 4:        BASIC INFORMATION CONCERNING THE CONSOLIDATED CONTROLLED ENTITIES

               The basic information concerning the controlled entities is disclosed in Note 10 and Schedule C to the financial statements of Grupo Financiero Galicia S.A..

               Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. and its controlled entity Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies.

               The financial statements of Net Investment S.A. have in turn been consolidated on a line-by-line basis with the statements of financial condition, statements of income and statements of cash flows of B2Agro S.A. As of September 30, 2003, Net Investment S.A. held the following percentages of equity interests:

               ==========================================  ==========================  ===========================
                                ISSUING COMPANY                  % OF CAPITAL                  % OF VOTES
               ------------------------------------------  --------------------------  ---------------------------
               B2Agro S.A.                                                     99.99                        99.99
               ==========================================  ==========================  ===========================


               The financial statements of Sudamericana Holding S.A. have been adapted to cover a period of nine months as of June 30, 2003, for consolidation purposes. These financial statements have in turn been consolidated on a line by line basis with the statements of financial condition, income statements and statements of cash flows of Aseguradora de Personas Galicia S.A. (formerly Hartford Seguros de Vida S.A.), Instituto de Salta Seguros de Vida S.A., Galicia Retiro Cia. de Seguros S.A., Galicia Vida Cia. de Seguros S.A., Medigap Salud S.A. (formerly Hartford Salud S.A.) and Sudamericana Asesores de Seguros S.A.. As of June 30, 2003, Sudamericana Holding S.A. held the following equity percentages:

                                                    Grupo Financiero Galicia S.A.
                                  "Corporation which has not adhered to the Optional System for the
                                        Mandatory Acquisition of Shares in a Public Offering"
                                     Notes to the Consolidated Financial Statements (Continued)
                                             (figures stated in thousands of US dollars)

NOTE 4:        (Continued)
               ================================================================  ==========================  ===================
                                 ISSUING COMPANY                                        % OF CAPITAL             % OF VOTES
               ----------------------------------------------------------------  --------------------------  -------------------
               Aseguradora de Personas Galicia S.A. (formerly
               Hartford Seguros de Vida S.A.)                                                        99.99                99.99
               ----------------------------------------------------------------  --------------------------  -------------------
               Instituto de Salta Seguros de Vida S.A.                                               99.99                99.99
               ----------------------------------------------------------------  --------------------------  -------------------
               Galicia Retiro Cia. De Seguros S.A.                                                   99.99                99.99
               ----------------------------------------------------------------  --------------------------  -------------------
               Galicia Vida Cia. de Seguros S.A.                                                     99.99                99.99
               ----------------------------------------------------------------  --------------------------  -------------------
               Medigap Salud S.A. (formerly Hartford Salud S.A.)                                     99.99                99.99
               ----------------------------------------------------------------  --------------------------  -------------------
               Sudamericana Asesores de Seguros S.A.                                                 99.97                99.97
               ----------------------------------------------------------------  --------------------------  -------------------
               Galicia Patrimoniales Cia. de Seguros S.A. (*)                                        99.99                99.99
               ================================================================  ==========================  ===================

               (*)  Not included in the consolidation because it had not been registered with the Superintendency of Corporations at
                    June 30, 2003.

               The financial statements of Banco de Galicia y Buenos Aires S.A. as of September 30, 2003 and related comparative financial statements include the assets, liabilities and results of the controlled entities detailed below:

               ===========================================================================================================
                                                          as of September 30, 2003
               -----------------------------------------------------------------------------------------------------------
                                                                                                      PERCENTAGE OF
                       ISSUING COMPANY                                SHARES                         INTEREST HELD IN
               ------------------------------------  --------------------------------------  -----------------------------

                                                            TYPE                  NUMBER     TOTAL CAPITAL  POSSIBLE VOTES
               ------------------------------------  ---------------------  ---------------  -------------  --------------
               BANCO GALICIA URUGUAY S.A.                 Ordinary                13,375*         100.00         100.00
               ------------------------------------  ---------------------  ---------------  -------------  -------------
               TARJETAS REGIONALES S.A.                Ord. Book-entry         70,834,138      68.218539      68.218539
               ------------------------------------  ---------------------  ---------------  -------------  -------------
               GALICIA CAPITAL MARKETS S.A.            Ord. Book-entry             99,990          99.99          99.99
               ------------------------------------  ---------------------  ---------------  -------------  -------------
               GALICIA FACTORING Y LEASING S.A.        Ord. Book-entry          1,889,700          99.98          99.98
               ------------------------------------  ---------------------  ---------------  -------------  -------------
               AGRO GALICIA S.A.                       Ord. Book-entry            250,000         100.00         100.00
               ------------------------------------  ---------------------  ---------------  -------------  -------------
               GALICIA VALORES S.A. SOC. DE BOLSA      Ord. Book-entry            999,996          99.99          99.99
               ====================================  =====================  ===============  =============  =============
               * Stated at a face value of 1,000 Uruguayan pesos.

               ==========================================================================================================
                                                         As of December 31, 2002
               ----------------------------------------------------------------------------------------------------------
                                                                                                     PERCENTAGE OF
                        ISSUING COMPANY                               SHARES                       INTEREST HELD IN
               ---------------------------------------------------------------------  -----------------------------------

                                                             TYPE                NUMBER      TOTAL CAPITAL  POSSIBLE VOTES
               ------------------------------------  ---------------------  ---------------  -------------  -------------
               BANCO GALICIA URUGUAY S.A.                  Ordinary               13,375*        100.00          100.00
               ------------------------------------  ---------------------  ---------------  -------------  -------------
               TARJETAS REGIONALES S.A.                 Ord. Book-entry        70,834,138     68.218539       68.218539
               ------------------------------------  ---------------------  ---------------  -------------  -------------
               GALICIA CAPITAL MARKETS S.A.             Ord. Book-entry            99,990         99.99           99.99
               ------------------------------------  ---------------------  ---------------  -------------  -------------
               GALICIA FACTORING Y LEASING S.A.         Ord. Book-entry         1,889,700         99.98           99.98
               ------------------------------------  ---------------------  ---------------  -------------  -------------
               AGRO GALICIA S.A.                        Ord. Book-entry           247,500         99.00           99.00
               ------------------------------------  ---------------------  ---------------  -------------  -------------
               GALICIA VALORES S.A. SOC. DE BOLSA       Ord. Book-entry           999,996         99.99           99.99
               ========================================  ==================================================================
               * Stated at a face value of 1,000 Uruguayan pesos.

                                                    Grupo Financiero Galicia S.A.
                                  "Corporation which has not adhered to the Optional System for the
                                        Mandatory Acquisition of Shares in a Public Offering"
                                     Notes to the Consolidated Financial Statements (Continued)
                                             (figures stated in thousands of US dollars)

                                                        NOTE 4: (Continued)
               ================================================================================================================
                                                       As of September 30, 2003
               ----------------------------------------------------------------------------------------------------------------
                                ISSUING COMPANY                ASSETS       LIABILITIES     SHAREHOLDERS' EQUITY   RESULTS (**)
               ------------------------------------------  -------------  ----------------- ---------------------  ------------
               BANCO GALICIA URUGUAY S.A.                       591,211            825,059              (233,848)       34,140
               ------------------------------------------  -------------  ----------------- ---------------------  ------------
               TARJETAS REGIONALES S.A. (*)                     232,592            233,358                  (766)        5,836
               ------------------------------------------  -------------  ----------------- ---------------------  ------------
               GALICIA CAPITAL MARKETS S.A. (*)                  11,149              8,469                 2,680        (2,788)
               ------------------------------------------  -------------  ----------------- ---------------------  ------------
               GALICIA FACTORING Y LEASING S.A.                   1,110                 20                 1,090          (456)
               ------------------------------------------  -------------  ----------------- ---------------------  ------------
               AGRO GALICIA S.A.                                     58                  -                    58           (19)
               ------------------------------------------  -------------  ----------------- ---------------------  ------------
               GALICIA VALORES S.A. SOC. DE BOLSA                 6,632              2,561                 4,071           111
               ==========================================  =============  ================= =====================  ============
               (*) See Note 3b.7.a. to the consolidated financial statements.

               ================================================================================================================
                                        Statement of financial condition as of December 31, 2002 and
               ----------------------------------------------------------------------------------------------------------------
                                                      Results as of September 30, 2002
               ----------------------------------------------------------------------------------------------------------------
                                ISSUING COMPANY                ASSETS       LIABILITIES     SHAREHOLDERS' EQUITY   RESULTS (**)
               ------------------------------------------  -------------  ----------------- ---------------------  ------------
               BANCO GALICIA URUGUAY S.A.                       932,318          1,244,616              (312,298)     (617,075)
               ------------------------------------------  -------------  ----------------- ---------------------  ------------
               TARJETAS REGIONALES S.A.                         205,423            226,434               (21,011)     (127,763)
               ------------------------------------------  -------------  ----------------- ---------------------  ------------
               GALICIA CAPITAL MARKETS S.A.                      13,401              7,452                 5,949        (3,649)
               ------------------------------------------  -------------  ----------------- ---------------------  ------------
               GALICIA FACTORING Y LEASING S.A.                   2,330                267                 2,063          (467)
               ------------------------------------------  -------------  ----------------- ---------------------  ------------
               AGRO GALICIA S.A.                                     81                  4                    77          (145)
               ------------------------------------------  -------------  ----------------- ---------------------  ------------
               GALICIA VALORES S.A. SOC. DE BOLSA                 5,414              1,454                 3,960         1,122
               ------------------------------------------  -------------  ----------------- ---------------------  ------------
               GALICIA Y BS. AS. SECURITIES (UK) LIMITED              -                  -                     -           286
               ==========================================  =============  ================= =====================  ============

               * Results for the period of nine months commenced January 1, 2002 and ended September 30, 2002, stated in constant currency of February 28, 2003.

               The Financial Statements of the controlled entities have been conformed to the valuation and disclosure standards laid down by the Argentine Central Bank and cover the same period as that of the financial statements of Banco de Galicia y Buenos Aires S.A..

               As mentioned in Note 1 to the individual financial statements under section entitled "Situation of Banco Galicia y Buenos Aires S.A. - Capitalization", these consolidated financial statements include the figures of Banco Galicia Uruguay S.A. and its subsidiaries. The information as of December 31, 2002 and September 30, 2002 presented for comparative purposes has been modified, including the figures of those subsidiaries, according to pro forma information held at Banco de Galicia y Buenos Aires S.A..

               The September 30, 2003 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with those of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Tarjeta Comfiar S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.

               a) The percentages directly held in those companies' capital stock are as follows:

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 4:        (Continued)

               =================================================================
                      Company                         9.30.03        12.31.02
               -----------------------------------------------------------------
               Tarjetas Cuyanas S.A.                    60%             60%
               -----------------------------------------------------------------
               Tarjetas del Mar S.A.                    100%           100%
               -----------------------------------------------------------------
               Tarjeta Naranja S.A.                     80%             80%
               -------------------------------------------------- --------------
               Tarjeta Comfiar S.A.                     60%             60%
               ================================================== ==============

               b) The percentages indirectly held in those companies' capital stock through the controlled entity Tarjeta Naranja S.A. are as follows:

               =================================================================
                      Company                      9.30.03          12.31.02
               -----------------------------------------------------------------
               Tarjeta Comfiar S.A.                  32%              32%
               =================================================================

               Tarjeta Naranja S.A. financial statements for both period/year have in turn been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 66.4% of voting stock. Furthermore, Tarjeta Comfiar S.A. and Tarjetas Cuyanas S.A. hold 21.3% and 12.3% interests, respectively, in that company's capital stock and voting rights.

               The financial statements of Galicia Capital Markets S.A., used for purposes of consolidation, have been consolidated on a line-by-line basis with the financial statements of Galicia Advent Corporation Limited, in which that company holds a 57.89% equity interest. Banco de Galicia y Buenos Aires S.A. holds 99% of the capital stock of Agro Galicia S.A. and Galicia Capital Markets, the remaining 1%.

NOTE 5:        MINORITY INTEREST IN CONSOLIDATED INSTITUTIONS OR COMPANIES

               The portion of the net worth of the controlled investees owned by third parties has been disclosed in the Statement of Financial Condition, under the "Minority interest in consolidated institutions or companies" caption.

               The result of minority interests is disclosed in the Income Statement under "Result of Minority Interest".

               As of September 30, 2003 and December 31, 2002, the percentages of minority interest are as follows:

                                                    Grupo Financiero Galicia S.A.
                                  "Corporation which has not adhered to the Optional System for the
                                        Mandatory Acquisition of Shares in a Public Offering"
                                     Notes to the Consolidated Financial Statements (Continued)
                                             (figures stated in thousands of US dollars)

NOTE 5:        (Continued)
               =============================================================================================
                                          Company                                 9.30.03       12.31.02
               ---------------------------------------------------------------------------------------------
               Banco de Galicia y Bs. As. S.A.                                   6.41446%       6.41446%
               ---------------------------------------------------------------------------------------------
               Net Investment S.A.                                               0.80181%       0.80181%
               ---------------------------------------------------------------------------------------------
               Sudamericana Holding S.A.                                         0.80175%       0.80175%
               ---------------------------------------------------------------------------------------------
               Galicia Warrants S.A.                                             0.80181%       0.80181%
               ---------------------------------------------------------------------------------------------
               B2Agro S.A.                                                       0.81007%       0.81007%
               ---------------------------------------------------------------------------------------------
               Net Investment B.V.                                               0.80181%       0.80181%
               ---------------------------------------------------------------------------------------------
               Aseguradora de Personas Galicia S.A. (formerly Hartford
               Seguros de Vida S.A.)                                             0.80234%       0.80234%
               ---------------------------------------------------------------------------------------------
               Medigap Salud S.A. (formerly Hartford Salud S.A.)                 0.81002%       0.81002%
               ---------------------------------------------------------------------------------------------
               Instituto de Salta Seguros de Vida S.A.                           0.80211%       0.80211%
               ---------------------------------------------------------------------------------------------
               Galicia Retiro Cia. De Seguros S.A.                               0.80188%       0.80188%
               ---------------------------------------------------------------------------------------------
               Galicia Vida Cia. de Seguros S.A.                                 0.80190%       0.80190%
               ---------------------------------------------------------------------------------------------
               Sudamericana Asesora de Seguros S.A.                              0.83482%       0.83482%
               =============================================================================================

               In the case of Banco de Galicia y Buenos Aires S.A., the breakdown of supplementary equity interests included in the "Minority Interests" caption is as follows:


               ==============================================================================================
                           Company                                             9.30.03            12.31.02
               ---------------------------------------------------------------------------------------------
               Galicia Valores S.A. Sociedad de Bolsa                            0.01%              0.01%
               ---------------------------------------------------------------------------------------------
               Galicia Capital Markets S.A.                                      0.01%              0.01%
               ---------------------------------------------------------------------------------------------
               Galicia Factoring y Leasing S.A.                                  0.02%              0.02%
               ---------------------------------------------------------------------------------------------
               Galicia Administradora de Fondos S.A. Soc. Gerente                0.015%             0.015%
               de Fondos Comunes de Inversion
               ---------------------------------------------------------------------------------------------
               Agro Galicia S.A.                                                   -                1.00%
               ---------------------------------------------------------------------------------------------
               Tarjeta Comfiar S.A.                                              8.00%              8.00%
               ---------------------------------------------------------------------------------------------
               Tarjetas Cuyanas S.A.                                            40.00%             40.00%
               ---------------------------------------------------------------------------------------------
               Tarjeta Naranja S.A.                                             20.00%             20.00%
               ---------------------------------------------------------------------------------------------
               Galicia Advent Corporation Limited                               42.11%             42.11%
               ---------------------------------------------------------------------------------------------
               Galicia Equity Analysis S.A.                                        -                1.00%
               ---------------------------------------------------------------------------------------------
               Cobranzas Regionales S.A.                                        19.904%            19.904%
               =============================================================================================

NOTE 6:        RESTRICTED ASSETS

               As of September 30, 2003, Banco de Galicia y Buenos Aires S.A.'s ability to dispose of the following assets pertaining to local branches was restricted as follows:

               a. Funds and Government Securities

               The amount of US$ 12,738 has been deposited in escrow as a guarantee towards third parties.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 6:        (Continued)

               Within the framework of Decree 979/2001 of the National Executive Branch, Banco de Galicia y Buenos Aires S.A. has advanced the National State funds on account of tax obligations and received in exchange Fiscal Credit Certificates for US$ 28,424, which have been recognized in Government Securities. These certificates may be used for settling taxes, under the conditions set out in Resolution 38/2003 of the Ministry of Economy, as from January 2003.

               Furthermore, as of September 30, 2003, BODEN 2012 for US$ 61,854 (face value: 60,246,900), received in respect of the compensation to financial institutions, have been provided as collateral for the subscription of bonds pertaining to depositors who opted for them, as established by Decree No. 1836/02.

               b. Guarantees provided as security for direct obligations:

               As of September 30, 2003 the Bank records guarantees provided as security for direct obligations for US$ 78,307 in memorandum accounts, as a result of commitments undertaken under the portfolio assignment and/or sale contracts signed with Galicia Creditos Hipotecarios Financial Trust and Citibank N.A. Buenos Aires Branch. According to those contracts, the Bank undertakes to repurchase the assets assigned or replace them with others of similar characteristics if they are in arrears and these arrears persist for more than 30 days.

               c. Special Accounts as Collateral for Transactions

               Banco de Galicia y Buenos Aires S.A. has opened special accounts with the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions which, as of September 30, 2003 amounted to US$ 29,609.

               d. Deposits in favor of the Argentine Central Bank

               These have been set up in line with Argentine Central Bank regulations:

               - Communique "A" 1190                      US$       183
               - Communique "A" 2923                      US$     1,269

               e. Fund for assistance to financial institutions

               As of September 30, 2003 Banco de Galicia y Buenos Aires S.A. had deposited secured loans for US$ 62,690 in guarantee of the Fund for assistance to Financial Institutions.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 6:        (Continued)

               f. Guarantees provided to the Argentine Central Bank

               As of September 30, 2003, Banco de Galicia y Buenos Aires S.A. has transferred loans to the public sector in favor of the Argentine Central Bank, as collateral for advances of US$ 1,928,704 for assistance received to cover temporary lack of liquidity.

               g. Equity interests in Other Companies

               Banco de Galicia y Buenos Aires S.A. has granted a senior pledge on all its shares in Correo Argentino S.A., in favor of the International Finance Corporation, Inter American Development Bank and a syndicate of domestic institutions, as collateral for financing granted to that company. This transaction was authorized by the Argentine Central Bank through resolution No. 408 dated September 9, 1999.

               According to the contract signed, in the event of a deficit in funds, Banco de Galicia y Buenos Aires S.A. and the majority shareholder of Correo Argentino S.A. shall hold the financial creditors harmless from any non-compliance as a result of such deficit. Under the terms of the contract, Correo Argentino should inform Banco de Galicia y Buenos Aires S.A. and Socma Americana S.A. of the existence of any deficit. At the date of these financial statements, Banco de Galicia y Buenos Aires S.A. had not been notified of any requirement in this connection.

               "Equity interests in Other Companies" includes shares whose transferability is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

               -Aguas Argentinas S.A.: 3,236,879 book-entry class F shares and 522,887 book-entry class E shares.

               -Aguas Provinciales de Santa Fe S.A.: 3,600,000 book-entry class F shares and 62,500 book-entry class D shares

               -Inversora Diamante S.A.: 1,606,117 ordinary book-entry non-transferable shares.

               -Inversora Nihuiles S.A.: 1,184,093 ordinary book-entry non-transferable shares.

               -Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.

               -Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

               -Correo Argentino S.A.: 12,462,021 ordinary non-transferable class B shares.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 6:        (Continued)

               As a shareholder of the concessionaires of the water supply services, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A. and the other shareholders have committed to provide financial support to those companies if they were unable to fulfill the commitments they have undertaken with international financial bodies, which have been recognized under Memorandum Accounts - Guarantees provided as security for Direct Obligations.

               The Inter American Development Bank (IDB) requested that the shareholders of Aguas Argentinas S.A. and Aguas Provinciales de Santa Fe S.A. grant loans to those companies. On February 18, 2003, financial assistance was granted to Aguas Argentinas S.A. in the amount of US$ 598, while the obligation to provide assistance to Aguas Provinciales de Santa Fe S.A. is not deemed to exist according to the IDB. Also, on August 21, 2003 the Bank was notified of a deficit in funds by Aguas Provinciales de Santa Fe S.A., so it will be required to disburse an amount in pesos equivalent to US$ 329, in fulfillment of the provisions of the contract signed with the International Finance Corporation.

               At December 31, 2002, the total amount of restricted assets was US$ 2,041,519.

               In addition, as of September 30, 2003 the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets existing at its controlled entities subject to consolidation is restricted as follows:

               a. Galicia Valores S.A. Sociedad de Bolsa:

               As of September 30, 2003 this company held three shares of Mercado de Valores de Buenos Aires S.A. securing an insurance covering its transactions for US$ 1,852.

               b. Tarjetas Cuyanas S.A.

               As of September 30, 2003, Banco de Galicia y Buenos Aires S.A.'s ability to dispose of time deposits for US$ 190 was restricted because this amount was earmarked to secure a Collection Agreement signed with the Revenue Board of the Province of Mendoza.

               c. Banco Galicia (Cayman) Limited (In Provisional Liquidation)

               On January 3, 2003 an attachment was levied on the Entity's receivables from Banco Galicia Uruguay S.A., for a total amount of US$ 1,014

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 6:        (Continued)

               (including legal expenses), which should have been transferred to the Entity in payment of the second installment of that credit. The pertinent defenses have been filed before the courts to safeguard the Entity's interests, therefore such item has been recognized under "Sundry receivables". At the date of these financial statements, Banco de Galicia (Cayman) Limited (In provisional liquidation) had not yet collected the amount of those receivables. Furthermore, the lower court decision was favorable to the Entity, so it is believed that the Appellate Court will also rule in favor of the Company.

NOTE 7:        TRUST ACTIVITIES

               a) Trust Contracts as security for compliance with obligations

               Purpose: to secure compliance with contractual obligations, the parties to these contracts have agreed to deliver in trust to the Bank amounts to be invested according to the following detail:

---------------------------------------------------------------------------------------------------------
    Contract date                           Trustor                           Trust fund      Due Date
                                                                               balance
                                                                                 US$
---------------------------------------------------------------------------------------------------------
       05.15.98              Natalio Garber y Silvia Chait de Garber           21,328     05.15.03 (1)
---------------------------------------------------------------------------------------------------------
       01.06.98              Eduardo Sumic y Ercides Ciani                         33     07.07.07 (2)
---------------------------------------------------------------------------------------------------------
       09.20.02              Tarjeta Naranja S.A. I                             1,922     05.31.10 (3)
---------------------------------------------------------------------------------------------------------
       09.20.02              Tarjetas Cuyanas S.A. I                              228     05.31.10 (3)
---------------------------------------------------------------------------------------------------------
       10.31.02              Tarjetas Cuyanas S.A. II                              80     05.31.10 (3)
---------------------------------------------------------------------------------------------------------
       02.07.03              Tarjeta Naranja S.A. II                              427     01.31.11 (3)
---------------------------------------------------------------------------------------------------------

               b) AdministraTrust Agreements

               Purpose: to administer and exercise the financial ownership of the trust assets.

---------------------------------------------------------------------------------------------------------
   Contract date                      Trustor                                Trust fund    Due date
                                                                               balance
                                                                                 US$
---------------------------------------------------------------------------------------------------------
      12.23.02               Coca-Cola de Argentina S.A.                          316     12.31.04
---------------------------------------------------------------------------------------------------------

               (1) The contract shall remain in force until its purpose has been complied with.

               (2) These amounts will be released upon maturity or when the Bank receives instructions in accordance with contract stipulations.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 7:        (Continued)

               (3) These amounts will be released monthly until the earlier of the settlement date of trustor obligations or the due date.

NOTE 8:        NEGOTIABLE OBLIGATIONS AND OTHER DEBT SECURITIES

               a) Banco de Galicia y Buenos Aires S.A. - Ordinary Negotiable Obligations

               a.1) As of September 30, 2003, Banco de Galicia y Buenos Aires S.A. had the following negotiable obligation issues outstanding:

               =====================================================================================================
                                                                                         ISSUE AUTHORIZED BY THE
                 ISSUE DATE             FACE VALUE           TERM            RATE          NATIONAL SECURITIES
                                                                                               COMMISSION
               -----------------------------------------------------------------------------------------------------
                  11.08.93                200,000          10 years         9.00 %              10.08.93
               =====================================================================================================

               a.2) Under the global program for issuing ordinary negotiable obligations approved by the Shareholders' Meeting held on March 3, 1993, as of September 30, 2003, Banco de Galicia y Buenos Aires S.A. had the following negotiable obligation issue outstanding:

               =====================================================================================================
                                                                                         ISSUE AUTHORIZED BY THE
                 ISSUE DATE             FACE VALUE           TERM            RATE          NATIONAL SECURITIES
                                                                                               COMMISSION
               -----------------------------------------------------------------------------------------------------
                  08.07.97                150,000(*)       1,825 days        (1)                08.02.93 and
                                                                                                 12.20.94
               =====================================================================================================

               (1) On the interest payment dates falling due in August 2002 or before, Libor plus 1.875%

               (*) This issue has fallen due.

               a.3) The Ordinary Shareholders' Meeting held on September 30, 1997, authorized the creation of a Global Program for a maximum total amount of US$ 1,000,000 for issuing ordinary negotiable obligations, not convertible into shares which may be issued in pesos, US dollars or other currencies.

               As of September 30, 2003, Banco de Galicia y Buenos Aires S.A. had the following short and medium-term negotiable obligation issues outstanding under the above program:

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               ================================================================================================================
                                                                                                        ISSUE AUTHORIZED BY THE
                   ISSUE DATE         FACE VALUE               TERM                  RATE                 NATIONAL SECURITIES
                                                                                                             COMMISSION
               ----------------------------------------------------------------------------------------------------------------
                    12.20.00           44,444(*)            1,825 days           Libor plus 2%                 04.22.98
               ----------------------------------------------------------------------------------------------------------------
                    06.11.01           10,667(*)            1,653 days           Libor plus 2%                 04.22.98
               ----------------------------------------------------------------------------------------------------------------
                    07.19.02           72,635               1,840 days              7.875%                     04.22.98
               ----------------------------------------------------------------------------------------------------------------
                    07.19.02           43,161               1,840 days           Libor - 6 months              04.22.98
                                                                                     plus 4%
               ================================================================================================================

               (*) On December 20, 2001, the first installment was amortized for a face value of 5,556 and 1,333, respectively, the last three past due services remaining unpaid at the date of these financial statements.

               a.4) The Ordinary Meeting of Shareholders held on September 30, 2003 approved the creation of a Global Program for the issuance and reissuance of ordinary negotiable obligations, not convertible into shares, whether subordinated or not, secured or unsecured, for a maximum nominal amount of US$ 2,000,000 or its equivalent in any other currency, outstanding at any time during the life of the Program, as determined by the Board of Directors, for a maximum term of five years counted as from the authorization of the Program by the National Securities Commission (CNV) or for any other longer term the CNV may authorize pursuant to regulations. The proceeds of the placement of the negotiable obligations to be issued under the Program will be used to refinance the liabilities governed by foreign laws.

               As of September 30, 2003 and December 31, 2002, the amount of the negotiable obligations in respect of principal and interest, net of discounts, was US$ 569,196 and US$ 643,780, respectively, and was used in accordance with the provisions of Communique "A" 1907 of the Argentine Central Bank for providing financing to domestic companies with regard to investments in physical assets in Argentina, providing working capital or refinancing liabilities, granting consumer and mortgage loans for financing housing construction, investments in the share capital of domestic companies and other purposes envisaged in the above mentioned Communique.

               b) Banco de Galicia y Buenos Aires S.A.'s controlled companies - Issue of negotiable obligations and other debt securities

               During the fiscal year ended December 2002, various Series of short and medium-term Negotiable Obligations issued by Tarjetas Cuyanas S.A., Tarjetas del Mar S.A., Tarjeta Comfiar S.A. and Tarjeta Naranja S.A. fell

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               due. The difficult situation affecting the Argentine economy and particularly the financial system, the devaluation of the peso and the difficulties in accessing credit on the domestic and foreign markets have had an adverse effect on the ability of those companies to meet their payment obligations.

               Within that environment, each of those companies have undertaken a process for the renegotiation of their debts for negotiable obligations, which has presented different characteristics and different degrees of progress and/or definitions. As a result, the criteria used for valuing these debts varied according to the facts and judgmental elements each company had in relation to those debts when they issued their respective financial statements.

               Below is disclosed the situation of each of those companies in relation to these debts as of September 30, 2003, and the valuation criteria followed:

               Tarjetas Cuyanas S.A.:

               On May 23 and October 31, 2002, that company entered into an agreement with Administraciones Fiduciarias S.A. for the redemption of its Negotiable Obligations through the issue of debt certificates.

               As of September 30, 2003, holders of negotiable obligations adhered to the exchange of negotiable obligations for debt certificates in the amount of approximately US$ 5,000 and US$ 1,450, respectively. At that date, the Company has valued this debt at approximately US$ 3,038, a figure obtained by applying the present value method to the future discounted cash flows, as established by CNV Resolution No. 434/03.

               For purposes of applying the valuation method mentioned above, Tarjetas Cuyanas S.A. has taken as a premise for the agreement entered into on May 23, 2002 a nominal annual discount rate of 11% and a cash flow made up of 5% of the monthly collections of receivables derived from the use of credit cards for a term of 8 years counted as from the earlier of June 1, 2002 or until the full amortization of the subscribed certificates, and for the agreement entered into on October 31, 2002, a nominal annual discount rate of 11% and a cash flow made up of 1.75% of the monthly collections of receivables derived from the use of credit cards for a term of 7 years and 7 months, counted as from the earlier of November 1, 2002 or until the full amortization of the subscribed certificates.

               The above-mentioned cash flows are made up of:

               a) receivables derived from the use of credit cards;

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               b) consumer loans granted by the Company to the holders of credit cards issued by it; and

               c) refinancing of receivables mentioned in a) and b).

               As a result of those transactions and of certain payments made, Tarjetas Cuyanas S.A. records due and payable negotiable obligations amounting to approximately US$ 3,377 as of September 30, 2003, of which US$ 3,180 are in the hands of the minority shareholders, with whom the issuance of a new series in pesos is being negotiated for a term of one year, converting the nominal values due at a conversion rate of $1.9 per US dollar. At that date, Tarjetas Cuyanas S.A. had valued this debt by approximately US$ 2,167, which represent the redemption value estimated by the management of Tarjetas Cuyanas S.A. on the basis of the negotiations carried out so far. If this debt were to be valued at the free US dollar exchange rate, an additional loss of approximately US$ 1,188 would be generated at period end.

               The maximum risk associated with the situations described in relation to the financial statements of Tarjetas Regionales S.A. amounts to US$ 713.

               On August 4, 2003, Banco de Galicia y Buenos Aires S.A. accepted the restructuring of Tarjetas Cuyanas S.A.'s financial liability for US$ 3,431. The conditions for the restructuring of this liability are a term of one year with interest payments at the BCRA Survey rate plus 2% per annum.

               Tarjetas del Mar S.A.:

               As of September 30, 2003, the debt certificates issued by the Company and accepted by most holders of obligations in order to redeem negotiable obligations amounted to US$ 15,000 (face value).

               The operation schedule proposed is the following: (i) Tarjetas del Mar S.A. issues a debt certificate for US$ 15,000, payable within 10 years in 10 annual and consecutive installments; (ii) Tarjetas del Mar S.A. exchanges with Banco de Galicia (Cayman Branch), its own debt certificate for a certificate issued by Tarjeta Naranja S.A., which is held by that branch of Banco de Galicia; and (iii) Tarjetas del Mar S.A. offers the holders of its Negotiable Obligations to exchange them for the debt certificate issued by Tarjeta Naranja S.A. The Argentine Central Bank has not made any observations in relation to this procedure, concerning matters within its field of competence.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               As of September 30, 2003, the balance of the Global Negotiable Obligation Program issued, which continue to be due and payable is equivalent to an amount of US$ 843. The Board of Directors of the Company has valued the negotiable obligations as of September 30, 2003, as follows: US$ 663 (face value) at the exchange rate of US$ 1 = $ 1, plus CER, and US$ 180 (face value), at the exchange rate of US$ 1 = $ 1.40. If all the due and payable negotiable obligations as of September 30, 2003 were to be valued at the free US dollar exchange rate, an additional loss of approximately US$ 428 would be generated at period end.

               The maximum risk attaching to these situations, which could have an impact on the financial statements of Tarjetas Regionales S.A., amounted to approximately US$ 428.

               In addition, bank loans for US$ 6,175 and overdraft facilities for US$ 1,153 are past due.

               As regards debts with related financial institutions, it is the intention of that Company's Board of Directors to propose making contributions or capitalizing debts in order to improve the economic and financial profile of the Company.

               Tarjetas del Mar S.A. proposed to Banco de Galicia y Buenos Aires S.A. the capitalization of the debt it holds with Banco de Galicia y Buenos Aires S.A. Cayman Branch for US$ 15,000, and the refinancing of up to US$ 5,386 of its liability with Banco de Galicia y Buenos Aires S.A. for a term of 4 years, amortizing 5% of the debt in the first year, 10% in the second year, 15% in the third year and 70% upon maturity, with quarterly interest payments at survey rate plus 2%, and secured by Tarjeta Naranja S.A. This proposal was accepted by Banco de Galicia y Buenos Aires S.A. and is subject to the consideration of the BCRA.

               Tarjeta Comfiar S.A.:

               At the closing date of these financial statements, the Company had not repaid the past due loans from Banco de Galicia y Buenos Aires S.A. Cayman Branch for US$ 24,827 and from Banco de Galicia y Buenos Aires S.A. for US$ 6,599, which fell due on February 10 and February 11, 2003, respectively.

               Tarjeta Comfiar S.A. requested from Banco de Galicia y Buenos Aires S.A. the refinancing of its liabilities for a term of 4 years, amortizing 5% of the debt in the first year, 10% in the second year, 15% in the third year and

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               70% upon maturity, with quarterly interest payments at survey rate plus 2% and annual interest payments on the debt with the above-mentioned Branch. This proposal was accepted by Banco de Galicia y Buenos Aires S.A. and is subject to the consideration of the BCRA.

               As of September 30, 2003 the company has settled all its negotiable obligation liabilities.

               On August 4, 2003 Tarjeta Comfiar S.A. requested from the CNV and the Buenos Aires Stock Exchange the delisting from the public offering regime and the revocation of the approval of the short and medium-term Global negotiable obligation issue program for up to US$ 50,000, as it was not the company's intention to issue new negotiable obligations and it had no outstanding negotiable obligations.

               The Buenos Aires Stock Exchange revoked the approval of the mentioned global program through a letter dated August 8, 2003 and the CNV authorized the delisting from the public offering regime through Resolution No. 14619 dated September 11, 2003.

               Tarjeta Naranja S.A.:

               On May 23, 2002 and February 7, 2003, Tarjeta Naranja S.A. executed two agreements for the redemption of negotiable obligations and the issuance of debt certificates in US dollars secured by a trust (see Note 1 to the financial statements of Grupo Financiero Galicia S.A.). As of September 30, 2003, holders of negotiable obligations had adhered to those agreements in the amount of US$ 69,445, the residual value of those negotiable obligations amounting to US$ 51,459 at period end, due to amortization for the period.

               The debt certificates have been valued by determining the present value of the cash flow involved, converted at the exchange rate prevailing on the transaction date. The application of the present value method to this financial debt, recommended by Technical Pronouncement No. 17 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Province of Cordoba, results in US$ 46,613 (including principal and interest).

               As of September 30, 2003, the overdue balance of the Global Negotiable Obligation Program not yet collected by their holders amounted to US$ 2,128.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               In view of Tarjeta Naranja S.A.'s expectations for the method of redemption of these obligations, either by means of the adherence to the agreement or by redeeming them in cash, such obligations have been valued as follows: 50%, that is US$ 1,064, are expected to be redeemed in cash applying the US$1=$1 exchange rate, plus CER, and the remaining 50% is expected to be exchanged for debt securities, so they were valued applying the same procedure as that described above for debt certificates, a present value of US$ 962 being determined. If all the due and payable negotiable obligations amounting to US$ 2,128 were valued at the free US dollar exchange rate as of September 30, 2003, an additional loss of approximately US$ 638 would be generated at period end.

               The maximum risk attaching to the situations described, which could have an impact on the consolidated financial statements of Tarjetas Regionales S.A. amounts to US$ 511.

               On February 6, 2003 the Board of Directors of Tarjeta Naranja S.A. approved the issuance of Debt Certificates secured by a Trust Series II for US$ 15,000 with similar characteristics to the Agreement entered into on May 23, 2002 for the redemption of negotiable obligations Series XXVII. On February 7, 2003 that Agreement was entered into and fully subscribed. This debt has been settled in monthly installments with 1% of collections since February 1, 2003, for eight years counted as from the earlier of that date or until the certificates subscribed are fully amortized. Those Debt Certificates were valued by determining the present value of the discounted cash flows, converted at period-end exchange rate. The application of the present value method to this financial debt, established by Technical Pronouncement No. 17 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Province of Cordoba, results in a present value of US$ 11,228 (principal) and US$ 21 (interest) which, valued at period-end exchange rate represents a principal amount of thousand $ 32,731 plus interest for thousand $ 61.

               Currently, the Company is negotiating with Banco de Galicia y Buenos Aires S.A. Cayman Branch, holder of 100% of negotiable obligations Series XXVII not exchanged for a total amount of US$ 8,867, a restructuring of an outstanding debt balance through the delivery of transferable debt certificates secured by the transfer of the fiduciary ownership of a percentage of collections.

               On July 18, 2003, all interest accrued on the bank debt of US$ 27,444 at that date was paid to Banco de Galicia y Buenos Aires S.A. This debt fell due on February 12, 2003.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               Tarjeta Naranja S.A. submitted a proposal for the restructuring of these two past due debts, which consists of:

               - A loan from Banco de Galicia y Buenos Aires S.A. for US$ 27,444: to capitalize US$ 6,862 and amortize the balance in four annual installments of 5%, 10%, 15% and 70%, with quarterly interest payments at survey rate plus 2%.

               - It was agreed to settle the debt balance of negotiable obligations Series XXVII held with Banco de Galicia y Buenos Aires S.A. Cayman Branch for US$ 8,867 with the issue of a new series of debt certificates with similar characteristics to those of the agreement for the redemption of negotiable obligations and issuance of debt certificates secured by a Trust, Series I. This proposal has been accepted by Banco de Galicia y Buenos Aires S.A. and is subject to the consideration of the BCRA.

               The maximum risk attaching to the situations described, which could have an impact on the financial statements of Grupo Financiero Galicia S.A. would amount to approximately US$ 1,545.

NOTE 9:        DEPOSIT INSURANCE SYSTEM

               Law 24485 and Decree 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, beyond the system of privileges and safeguards envisaged in the Financial Institutions Law.

               Pursuant to Communique "A" 2337, the Argentine Central Bank established rules for applying the deposit insurance and the way of settling the related contributions.

               The National Executive Power through Decree 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to US$ 10 denominated either in pesos or in foreign currency.

               This System does not cover the deposits made by other financial institutions (including the time deposit certificates acquired through a secondary transaction), the deposits made by persons related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those set up after July 1, 1995 at an interest rate exceeding the one that the Argentine Central Bank regularly establishes based on a daily survey conducted by it.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 9:        (Continued)

               Nor does this System cover deposits whose ownership has been acquired through endorsement and placements which offer incentives in addition to the interest rate. The System has been implemented through the creation of the Deposit Insurance Fund, which is managed by a company called Seguros de Depositos S.A. (SE.DE.S.A.). The shareholders of SE.DE.S.A. are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the said fund.

               Through Communique "A" 3068, the Argentine Central Bank reduced the normal contribution to the said Fund, which amounted to 0.03%, to half, provided that the financial institution arranges with SEDESA 36-month loans, to be earmarked for the Deposit Insurance Fund. Interest on these loans has been determined on the basis of the yield obtained by the mentioned Fund on its placements.

               As from September 2000, Argentine Central Bank Communique "A" 3153 eliminated the above mentioned loan and the normal contribution of 0.015% on items comprised in the calculation basis remained in force.

               As from December 2001, Argentine Central Bank Communique "A" 3358 resolved to increase the contribution to 0.03%. As of September 30, 2003 the normal contribution to the Deposit Insurance Fund amounted to US$ 93,132, of which US$ 2,971 correspond to the current period.

NOTE 10:       RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

               Argentine Central Bank regulations establish that 20% of the profits shown in the Income Statement at period end, plus (less) prior year adjustments must be allocated to the legal reserve.

               This proportion is applicable regardless of the ratio of the legal reserve fund to the capital stock.

               Furthermore, as a result of the facts described in Note 1 to the financial statements, through Resolution 81 dated February 8, 2002, the Argentine Central Bank established that while the assistance received from that Entity is in force, Banco de Galicia y Buenos Aires S.A. may not distribute dividends or any other return on capital in cash, remit profits or make payments for fees, interests or compensation related to results.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 10:       (Continued)

               Furthermore, Argentine Central Bank Communique "A" 3574 provided for the suspension of the distribution of profits until the criteria for valuing the shareholders' equity of Banco de Galicia y Buenos Aires S.A. are defined, which include the known effects of Law 25561 and supplementary provisions.

               Communique "A" 3785 provides that financial institutions which receive in compensation National Government bonds within the framework of Sections 28 and 29 of Decree 905/02, may record them at their technical value; while using this procedure, financial institutions may not distribute cash dividends, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the bank's by-laws, and the same treatment will be given to those institutions which decide to exchange the compensating bonds for promissory notes issued by the National Government.

NOTE 11:       NATIONAL SECURITIES COMMISSION (Comision Nacional de Valores)

               -Resolution No. 368/01

               The Bank's equity as of September 30, 2003 exceeds that required by Chapter XIX, points 4 and 5 of CNV Resolution No. 368/01 to act as over-the-counter broker.

               Furthermore, in compliance with Section 32 of Chapter XI of that resolution, as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES", "FIMA RENTA EN PESOS", "FIMA RENTA EN DOLARES", "FIMA MIX PLUS ", "FIMA MIX ", "FIMA RENTA CORTO PLAZO", "FIMA MONEY MARKET EN PESOS" "FIMA MONEY MARKET EN DOLARES" , "FIMA GLOBAL ASSETS" and "FIMA RENTA LATINOAMERICANA", the Bank has a total of 188,564,130 units under custody for a market value of US$ 37,551, which is included in the "Depositors of Securities in Custody" account.

               At December 31, 2002, the securities held in custody by Banco de Galicia y Buenos Aires S.A. totaled 155,298,672 units and their market value amounted to US$ 21,564.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 12 CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES INSTITUTE (the "ISSB")

               Effective July 1, 1996, Decree No. 263/96 of the National Executive Power reduced to 1% and effective July 1, 1997 Decree No. 915/96 eliminated the 2% contribution on interest and fees that banks previously had to make to the ISSB, pursuant to
               Section 17 of Law No. 19322. Banco de Galicia y Buenos Aires S.A. has determined the aforementioned contributions in accordance with these regulations. The bank employee union (the "Banking Association") brought legal action calling for a stay against the National Executive Power - Ministry of Public Works and Services, with a view to having Section 1 of Decree 263/96 declared null and unconstitutional, and got a favorable ruling from the Federal Court dealing with Administrative Litigation Matters, Panel I.

               The National Supreme Court of Justice declared out of order an extraordinary appeal made by the National Executive Branch on November 4, 1997. Therefore, the ruling in favor of the Banking Association became firm.

               Although in the opinion of the legal counsel of the financial institutions this ruling is not opposable against the banks because they were not a party to the aforementioned legal action, the juridical uncertainty still persists. In April 1998, the Bank Employees' Health Care System (OSBA) made a final claim against Banco de Galicia y Buenos Aires S.A., which was refuted from the administrative angle before OSBA, the Federal Public Revenue Authority (AFIP) and the National Social Security Administration. Furthermore, the Banking Association brought legal action calling for a stay before the First Instance No. 5 Federal Social Security Court, requesting a precautionary measure ordering the OSBA not to bring legal actions for tax collection or make verifications on the grounds of article 17, clause f) of Law 19,322 until a final judgment is issued about whether this supposed claim is applicable.

               This latter measure is firm and was confirmed by the National Social Security Court (Panel II).

               OSBA filed an extraordinary appeal with the National Supreme Court of Justice, which was dismissed by the Court on November 21, 2000.

               Furthermore, OSBA has brought a legal action against all institutions in the financial system, before the Federal Court dealing with Administrative Litigation Matters, and the complaint has already been answered. The trial of the case has been ordered. Considering that a risk exists as to the interpretations that courts may make of this dispute, the Bank has agreed

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 12:       (Continued)

               to a settlement regarding those disputed or doubtful rights, without this involving any recognition of rights. This settlement has been approved by the Federal Court of First Instance on Administrative Litigation Matters No. 4, in the case identified above, which will reduce the potential risk to which the Bank would be exposed if an unfavorable resolution were to be issued.

NOTE 13:       REGULATIONS ON BANK CURRENT ACCOUNTS

               On March 24, 2001, the Competitiveness Law No. 25413 was enacted and promulgated. This norm repeals the system of fines and penalties for current account holders and financial institutions established by Laws No. 24452 and 24760.

               In the case of the latter, effective January 13, 1997, the law that was repealed provided a system of fines for financial institutions which would have kept current accounts open when they should have been closed, or would have opened current accounts to current account holders who had been disqualified.

               In view of the above, on April 16, 1999, Section 3 of Decree 347/99 of the National Executive Power established that:

               "In the case of the fines resulting from applying Section 62, last paragraph ..., as amended by Law No. 24,760, accumulated by each financial institution at the effective date of this decree, the Argentine Central Bank is empowered to set the amount of the fines between a minimum of five thousand dollars (US$ 5) and a maximum of six hundred eighty six thousand dollars (US$ 686) for each institution, based on the number of non-compliance by each one".

               In line with Argentine Central Bank Communique "A" 2909 Banco de Galicia y Buenos Aires S.A. has reported to the aforementioned body the current accounts kept open when they should have been closed and paid the corresponding fines, taking the aforementioned caps into consideration. Subsequently, Banco de Galicia y Buenos Aires S.A. received a communication from the Argentine Central Bank addressed to all financial institutions, calling upon them to pay the corresponding amount, pursuant to
               Section 62 of the Law Governing Checks. In view of this Banco de Galicia y Buenos Aires S.A. filed a claim for a temporary restraining order with the Federal Court of First Instance dealing with Administrative Litigation Matters No. 4, Clerk's Office No. 7, in the event that said communication might prove detrimental to its vested rights.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 13:       (Continued)

               The temporary restraining order has been dismissed by the lower court on the grounds that Decree No. 347/99 had been declared unconstitutional in the ordinary proceedings initiated by the Ombudsman requesting that such decree be declared null and void because it allegedly violated constitutional rights.

               The decision dismissing the temporary restraining order has been appealed by the Bank.

               If this decision were to be confirmed by the appellate court, and if the judgment rendered in the lawsuit prosecuted by the Ombudsman were to become final, the adverse effect on the Bank would be that the Argentine Central Bank might claim from Banco de Galicia y Buenos Aires S.A. payment of the difference between the amount actually paid by it under the guidelines of Decree 347/99 and the amount that it should have paid as a result of the application of Section 62 of Law 24452, as amended by Law 24760.

NOTE 14:       SETTING UP OF THE "GALTRUST I" INDIVIDUAL FINANCIAL TRUST

               At the meeting held on March 15, 2000, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager in a global program for setting up financial trusts for up to US$ 1,000,000. The creation of this program was approved by the National Securities Commission through resolution No. 13334 dated April 6, 2000.

               The trustee of this trust will be First Trust of New York, National Association, through its permanent representation in Argentina.

               Under this global program, on October 20, 2000, Banco de Galicia y Buenos Aires S.A. transferred the trust ownership of loans amounting to US$ 490,224 granted to Argentine Provinces collateralized by the federal tax sharing corresponding to those Provinces, and reserve investments for US$ 7,761, to the GalTrust I Financial Trust.

               As a counterpart, Banco de Galicia y Buenos Aires S.A. received Class A Debt Securities for a face value of US$ 100,000, Class B Debt Securities for a face value of US$ 200,000 and Certificates of Participation for a face value of US$ 200,000.

               As of September 30, 2003 and December 31, 2002, Banco de Galicia y Buenos Aires S.A. held debt securities and certificates of participation in its portfolio for US$ 222,685 and US$ 235,389, respectively.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 15:       SETTING UP OF THE "GALTRUST II and V" INDIVIDUAL FINANCIAL TRUSTS

               At the meeting held on December 6, 2001, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved the creation of the Universal Program for the Securitization of Loans for the issue of debt securities and/or certificates of participation in Galtrust Financial Trusts. This program was approved by the National Securities Commission resolution No. 13334 dated April 6, 2000, for a face value of up to US$ 1,000,000 (the "Program") and authorized Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager of that program.

               The trustee of those trusts will be First Trust of New York, National Association, through its permanent representation in Argentina

               Four financial trusts, Galtrust II, III, IV and V - Mortgage bills, were set up under the above-mentioned program, and Certificates of Participation and Debt Securities were issued.

               Banco de Galicia y Buenos Aires S.A. subscribed 100% of the certificates of participation and the Class A and Class B Debt Securities were subscribed by the New York Branch, Banco de Galicia Uruguay S.A. and Aseguradora de Personas Galicia S.A. (formerly Hartford Seguros de Vida S.A.)

               On December 26, 2002 the Galtrust III and IV financial trusts were terminated.

               As of September 30, 2003, Banco de Galicia y Buenos Aires S.A. and Banco de Galicia Uruguay S.A. held in their portfolio US$ 6,041 and US$ 16,927, respectively.

NOTE 16:       GALICIA 2004 AND 2005 TRUSTS

               Under the "Framework Trust Agreement" signed with First Trust of New York (the trustee), the Bank, in its capacity as trustor, has created "Galicia 2004 Trust" to implement an incentive program in favor of certain executives of the Bank, to be determined from time to time by the Board of Directors. For that purpose, the amount of US$ 4,000 was transferred to the trustee, which was used for the purchase of shares in Grupo Financiero Galicia.

               On November 19, 2001, specific beneficiaries were awarded 855,442 shares and 28,046.60 ADS, and 3,400 ADS that were not awarded were returned to the trustor. The balance of 157,669.40 ADS formed the Galicia 2005 Trust.

               On June 15, 2003 Galicia 2004 Trust was terminated in advance, the shares and ADSs having been delivered to the beneficiaries designated

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 17:       CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

               The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with those of the previous year ended December 31, 2002, in order to disclose the changes in those assets and liabilities during the current period is as follows:

               ==============================================================================================================
                                                                                                9.30.03             12.31.02
                                                                                              -------------------------------

                  ASSETS                                                                      -------------------------------
                  LOANS                                                                         3,636,886          3,664,550
                                                                                              -------------------------------
                  -To the non-financial public sector                                           2,632,232          2,638,086
                  -To the financial sector                                                         69,638             46,247
                  -To the non-financial private sector and residents abroad                     1,399,062          1,557,176
                    -Overdraft facilities                                                          69,629             77,868
                    -Notes                                                                        462,960            529,765
                    -Mortgage loans                                                               252,572            296,385
                    -Pledge loans                                                                  18,483             65,706
                    -Consumer loans                                                                17,215             41,161
                    -Credit card loans                                                            236,593            200,667
                    -Other                                                                        162,108            141,351
                    -Accrued interest and quotation differences receivable                        180,905            208,740
                    -Documented interest                                                           (1,277)            (3,716)
                    -Unallocated collections                                                         (126)              (751)
                  -Allowances for loan losses                                                    (464,046)          (576,959)
                                                                                              -------------------------------
                  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                          2,228,134          3,175,198
                                                                                              -------------------------------
                  -Argentine Central Bank                                                         30,652              19,179
                  -Amounts receivable for spot and forward sales to be settled                     2,214                 659
                  - Securities receivable under spot and forward purchases to be                   1,756                 232
                     settled
                  -Unlisted negotiable obligations                                                34,250              45,392
                  -Other not included in the debtor classification regulations                 2,031,787           2,877,468
                  -Other included in the debtor classification regulations                       108,257             236,663
                  -Accrued interest receivable not included in the debtor classification          37,210               2,467
                     regulations
                  - Accrued interest receivable included in the debtor classification              1,131               8,348
                     regulations
                  -Allowances                                                                    (19,123)            (15,210)
               ==============================================================================================================

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)


NOTE 17:       (Continued)

               ===============================================================================================================
                                                                                                9.30.03             2.31.02
                                                                                           ---------------------------------
               LIABILITIES
                                                                                           ---------------------------------

                  DEPOSITS                                                                     1,877,104          1,787,088
                                                                                           ---------------------------------
                  -Non-financial public sector                                                     1,761              2,685
                  -Financial sector                                                                6,430              1,011
                  -Non-financial private sector and residents abroad                           1,868,913          1,783,392
                    -Current accounts                                                            372,805            248,149
                    -Savings accounts                                                            268,685            193,437
                    -Time deposits                                                               955,759            831,271
                    -Investment accounts                                                             348                  -
                    -Other                                                                       197,262            381,119
                    -Accrued interest and quotation differences payable                           74,054            129,416
                                                                                           ---------------------------------
                  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                         5,160,379          5,616,114
                                                                                           ---------------------------------
                  -Argentine Central Bank                                                      2,803,298          2,780,811
                    -Rediscounts to cover lack of liquidity                                    1,914,229          1,869,599
                    -Other                                                                       889,069            911,212
                  -Banks and international entities                                              931,790          1,092,525
                  -Unsubordinated negotiable obligations                                         831,973          1,188,521
                  -Amounts payable for spot and forward purchases to be settled                    1,851                732
                  -Securities to be delivered under spot and forward sales to be
                    settled                                                                       37,614             42,720
                  -Loans from domestic financial institutions                                     51,071             69,047
                  -Other                                                                         331,688            345,963
                  -Accrued interest and quotation differences payable                            171,094             95,795
               =============================================================================================================

NOTE 18: SITUATION OF CERTAIN COMPANIES CONSOLIDATED WITH BANCO DE GALICIA Y BUENOS AIRES S.A.

               On September 15, 2003, the Board of Directors of Tarjeta Comfiar S.A. and Tarjeta Naranja S.A. signed a preliminary merger agreement involving the two companies, whereby Tarjeta Comfiar S.A. would merge into Tarjeta Naranja S.A.. Under this agreement, as from January 1, 2004 these companies shall jointly conduct the corporate business to take greater advantage of existing resources. The Preliminary Merger Agreement was approved by the Extraordinary Meetings of Shareholders of the two companies held on October 2, 2003.

               As of September 30, 2003, Tarjeta Comfiar S.A., Tarjetas del Mar S.A., and Tarjetas Regionales S.A. reported deficits in their equity, and this situation is subject to the provisions of
               Section 94, subsection 5) of the Corporations Law.

               Accumulated losses are in excess of 50% of the corporate capital and irrevocable capital contributions made by the shareholders, according to the computation established by Section 206 of that Law. It should be noted that Decree 1269/02 suspended until December 10, 2003 the application of Section 94, subsection 5) of Law 19550, which establishes that companies

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                   (figures stated in thousands of US dollars)


NOTE 18:       (Continued)

               must be dissolved when their losses exceed their corporate capital and of Section 206, which establishes mandatory capital reduction when losses are in excess of reserves and 50% of capital.

NOTE 19:       GALICIA MORTGAGE LOANS AND SECURED LOANS TRUSTS

               As part of the implementation of the Galicia Capitalization and Liquidity Plan, during May 2002, "Galicia Mortgage Loans Financial Trust" was created, by which mortgage loans for US$ 107,298 were transferred, receiving in exchange US$ 80,473 in cash and certificates of participation for US$ 26,825. The trustee is ABN AMRO Bank Argentine Branch, with various domestic financial institutions acting as subscribers.

               The Secured Loans Trust has been created and the parties to it are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A., as trustee. Under this Trust, secured loans for US$ 37,050 were transferred and US$ 27,787 in cash and certificates of participation for US$ 9,262 were received in exchange.

               Banco de Galicia y Buenos Aires S.A. acts as administrator in both cases.

               As of September 30, 2003, the amounts of the participation certificates was US$ 35,704 and US$ 13,620, respectively.

               As of December 31, 2002, the amounts of the participation certificates were US$ 31,019 and US$ 9,343, respectively.

NOTE 20:       SEGMENT INFORMATION

               Below is a detail of the accounting information as of September 30, 2003, classified according to the related business segment:

               Primary segment: Business Segment.

                                  Financial           Services        Total
                                  brokerage

               Income                 464,458          107,585       572,043
               Expenses              (426,116)         (17,617)     (443,733)
                                ------------------------------------------------
               Result                  38,342           89,968       128,310
                                ================================================

               Secondary segment: Geographic area segment.

                                                    Grupo Financiero Galicia S.A.
                                  "Corporation which has not adhered to the Optional System for the
                                        Mandatory Acquisition of Shares in a Public Offering"
                                     Notes to the Consolidated Financial Statements (Continued)
                                             (figures stated in thousands of US dollars)

NOTE 20:       (Continued)
                                               City of Buenos Aires and        Rest of       Total
                                                 Greater Buenos Aires          country
               Financial brokerage
               Income                                   453,961             10,497           464,458
               Expenses                                (416,486)            (9,630)         (426,116)
                                                 ----------------         -------------- ---------------

               Result                                    37,475                867            38,342
                                                 ================         ============== ===============

               Services
               Income                                   105,151              2,431           107,582
               Expenses                                 (17,219)              (398)          (17,617)
                                                 ----------------         -------------- ---------------
               Result                                    87,932              2,033            89,965
                                                 ================         ============== ===============

               The accounting measurement of assets and liabilities allocated to the above-mentioned segments is as follows:

               Assets
               Government and corporate securities                964,660
               Loans                                            3,636,886
               Other receivables resulting from financial
                 brokerage                                      2,228,134
               Assets under financial leases                        7,405

               Liabilities
               Deposits                                         1,877,104
               Other liabilities resulting from financial
                 brokerage                                      5,160,379

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
 Statement of Financial Condition as of September 30, 2003 and December 31, 2002
                  (figures stated in thousands of US dollars)
                                    (Note 2)

========================================================== ==================== ====================
                                                               9.30.03               12.31.02
                                                           -------------------- --------------------

ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 3 and 11 and Schedule G)                 322                  443
Investments (Notes 9 and 11 and Schedules C and G)                    7,101               12,506
Other receivables (Notes 4, 9 and 11 and Schedule G)                  2,167                   65

                                                           -------------------- --------------------
Total Current Assets                                                  9,590               13,014
                                                           -------------------- --------------------

NON-CURRENT ASSETS
Other receivables (Notes 4, 9 and 11 and Schedule G)                  1,452                    2
Investments (Notes 9, 10 and 11 and Schedules C, E and G)           508,933              562,699


Fixed assets  (Schedule A)                                            1,195                1,265


Intangible assets (Schedules B and E)                                 2,656                4,702


                                                           -------------------- --------------------
Total Non-current Assets                                            514,236              568,668
                                                           -------------------- --------------------
Total Assets                                                        523,826              581,682
========================================================== ==================== ====================

========================================================== ==================== ====================
                                                               9.30.03               12.31.02
                                                           -------------------- --------------------

LIABILITIES
CURRENT LIABILITIES

Salaries and social security liabilities (Notes 5 and 9)                 23                   47
Tax liabilities (Notes 6 and 9)                                          61                  449
Other liabilities (Notes 7, 9 and 11 and Schedule  G)                    51                  475
                                                           -------------------- --------------------

Total Current Liabilities                                               135                  971
                                                           -------------------- --------------------
NON-CURRENT LIABILITIES
Tax liabilities (Notes 6, 9 and 13)                                  14,896               18,570
Other liabilities (Notes 7 and 9)                                         2                    1
                                                           -------------------- --------------------
Total Non-current Liabilities                                        14,898               18,571
                                                           -------------------- --------------------
Total Liabilities                                                    15,033               19,542
                                                           -------------------- --------------------
SHAREHOLDERS' EQUITY
(per related statement)                                             508,793              562,140
                                                           -------------------- --------------------
Total Liabilities and Shareholders' Equity                          523,826              581,682
========================================================== ==================== ====================

The accompanying Notes 1 to 15 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
         "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
                                Income Statement
            For the period of nine months commenced January 1, 2003
                         and ended September 30, 2003.
        In comparative format with the same period of the previous year
                  (figures stated in thousands of US dollars)
                                    (Note 2)

================================================== ============================ ==========================
                                                             9.30.03                     9.30.02
                                                   ---------------------------- --------------------------

Administrative expenses (Note 11 and Schedule H)                     (2,148)                    (2,822)
Loss on investments in related entities                             (59,132)                  (372,154)
Financial and holding (loss)/ gain (Note 11)
- Generated by assets                                                (8,064)                     18,889
Interest
On time deposits (*)                                                     294                      1,929
On special current account deposits (*)                                    -                         62
On government securities                                                   -                          2
On negotiable obligations (*)                                            369                         24
On notes receivable                                                        -                         47
Others (*)                                                                23                          -
Index-adjustment of notes receivable                                       -                        145
Loss on Indol contracts (*)                                             (15)                          -
Gain on fiscal credit certificate                                         31                          -
Loss on purchase and sale of government securities                     (499)                        (2)
Mutual fund yield                                                          2                          -
Exchange (loss) / gain                                               (7,717)                     74,537
Loss on exposure to inflation                                          (552)                   (57,855)
- Generated by liabilities                                               202                      2,035
Interest                                                                   -                          -
Exchange gain /(loss)                                                     31                      (299)
Gain on exposure to inflation                                            171                      2,334
Other income and expenses, net (Schedule E)                            2,141                   (15,244)
                                                   ---------------------------- --------------------------
Loss before income tax                                              (67,001)                  (369,296)
Income tax                                                                 -                      (747)
                                                   ---------------------------- --------------------------
Loss for the period                                                 (67,001)                  (370,043)
================================================== ============================ ==========================

(*) Balances net of eliminations corresponding to intercompany transactions, pursuant to Section 33 of Law 19550. See Note 11. The accompanying Notes 1 to 15 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the Optional System
          for the Mandatory Acquisition of Shares in a Public Offering"
                  Statement of Changes in Shareholders' Equity
             For the period of nine months commenced January 1, 2003
                          and ended September 30, 2003.
         In comparative format with the same period of the previous year
                   (figures stated in thousands of US dollars)
                                    (Note 2)

==================================================  ========================================================================
                                                                    Shareholders' contributions (Note 8)
                                                                                     Non-capitalized
                                                                                      contributions
                       Item                          Capital stock      Capital
                                                                      adjustment    Issuance     Irrevocable        Total
                                                                                    premiums    contributions
--------------------------------------------------  ---------------  ------------  ----------  ---------------  ------------
                                                          374,754        443,866     59,388             -          878,008
Balances at beginning of year
Adjustment to balances at beginning of year                     -          7,137        518             -            7,655
                                                    ---------------  ------------  ----------  ---------------  ------------
                                                    ---------------  ------------  ----------  ---------------  ------------
Balances at beginning of year, adjusted                   374,754        451,003     59,906             -          885,663
Prior year adjustments                                          -              -          -             -                -
                                                    ---------------  ------------  ----------  ---------------  ------------
Modified and adjusted balances at beginning of            374,754        451,003     59,906             -          885,663
year.
Absorption approved by Ordinary and Extraordinary
Meeting of Shareholders held on 4.23.03:
  - Discretionary reserve                                       -              -          -             -                -
Loss for the period                                             -              -          -             -                -
--------------------------------------------------  ---------------  ------------  ----------  ---------------  ------------

Total                                                     374,754        451,003     59,906             -          885,663
==================================================  ===============  ============  ==========  ===============  ============

==================================================  ============================================================================== =
                                                                                  Retained earnings (Note 12)
                       Item                                          Reserved profits                 Total      Unappropriated
                                                                                                                    retained
                                                                                                                    earnings
                                                     Legal Reserve    Discretionary     Other
                                                                         reserve       reserves
--------------------------------------------------  ---------------  ---------------  ----------  -----------  -------------------
                                                          10,030          167,439           -       177,469          (498,196)
Balances at beginning of year
Adjustment to balances at beginning of year                   87            1,460           -         1,547            (4,343)
                                                    ---------------  ---------------  ----------  -----------  -------------------
Balances at beginning of year, adjusted                   10,117          168,899           -       179,016          (502,539)
Prior year adjustments                                         -                -           -             -            13,654
                                                    ---------------  ---------------  ----------  -----------  -------------------
Modified and adjusted balances at beginning of            10,117          168,899           -       179,016          (488,885)
year.
Absorption approved by Ordinary and Extraordinary
Meeting of Shareholders held on 4.23.03:
  - Discretionary reserve                                      -         (168,899)          -      (168,899)          168,899
Loss for the period                                            -                -           -             -           (67,001)
--------------------------------------------------  ---------------  ---------------  ----------  -----------  -------------------

Total                                                     10,117                -           -        10,117          (386,987)
==================================================  ===============  ===============  ==========  ===========  ===================


==================================================  ===================== ====================

                       Item                           Total shareholders'   Total shareholders'
                                                         equity as of          equity as of
                                                            9.30.03             9.30.02


--------------------------------------------------   ---------------------  --------------------
                                                               557,281               480,244
Balances at beginning of year
Adjustment to balances at beginning of year                      4,859               584,409
                                                     ---------------------  --------------------
Balances at beginning of year, adjusted                        562,140             1,064,653
Prior year adjustments                                          13,654                     -
                                                     ---------------------  --------------------
Modified and adjusted balances at beginning of                 575,794             1,064,653
year.
Absorption approved by Ordinary and Extraordinary
Meeting of Shareholders held on 4.23.03:
  - Discretionary reserve                                            -                     -
Loss for the period                                            (67,001)             (370,043)
--------------------------------------------------   ---------------------  --------------------

Total                                                          508,793               694,610
==================================================   =====================  ====================

The accompanying Notes 1 to 15 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
                             Statement of Cash Flows
             For the period of nine months commenced January 1, 2003
                          and ended September 30, 2003.
         In comparative format with the same period of the previous year
                   (figures stated in thousands of US dollars)
                                    (Note 2)

========================================================== ======================= =======================
                                                               9.30.03                 9.30.02
---------------------------------------------------------- ----------------------- -----------------------
CHANGES IN CASH
Cash at beginning of year                                              443                    122
Cash at end of period                                                  322                    420
                                                           ----------------------- -----------------------
Net (decrease)/ increase in cash                                      (121)                   298
                                                           ======================= =======================
REASONS FOR CHANGES IN CASH
Operating activities
Collections for sales of goods and services                            118                     86
Payments to suppliers of goods and services                         (1,261)                (1,653)
Payments to the staff and social security contributions               (207)                  (264)
Payments of income tax                                                (453)                     -
Payments of other taxes                                             (1,541)                  (168)
Other operating payments                                               (52)                (2,928)
                                                           ----------------------- -----------------------
Net cash flow used in operating activities                          (3,396)                (4,927)
                                                           ----------------------- -----------------------
Investment activities
Collections for sales of fixed assets                                   11                      -
Payments for purchases of  fixed assets                                 (3)                     -
Irrevocable contributions                                           (1,132)                  (946)
Interest collected                                                     595                  1,908
Financing granted                                                   (1,914)                (1,336)
Collections of investments                                           5,718                  5,599
                                                           ----------------------- -----------------------
Net cash flow provided by investment activities                      3,275                  5,225
                                                           ----------------------- -----------------------
Net (decrease) / increase in cash                                     (121)                   298
========================================================== ======================= =======================

The accompanying Notes 1 to 15 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                        Notes to the Financial Statements
   For the period of nine months commenced January 1,2003
                           and ended September 30,2003
                        presented in comparative format
                  (figures stated in thousands of US dollars)

NOTE 1: ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON GRUPO FINANCIERO GALICIA S.A. AND BANCO DE GALICIA Y BUENOS AIRES S.A.


          Argentina is immersed in a critical economic situation, the main features of which are a major external debt burden, a financial system in crisis and an economic recession that has led mainly until the end of 2002 to a significant decrease in the demand for goods and services and a large rise in the level of unemployment.

          To confront that crisis, as from December 2001, the Government issued measures, laws, decrees and regulations that involved profound changes to the prevailing economic model. Among the measures adopted was the establishment of an exchange rate float that led to a significant devaluation of the Argentine peso during the first months of 2002 and the conversion into pesos of certain assets and liabilities in foreign currency held in Argentina.

          Mainly during fiscal 2002, the situation described produced a significant and unequal increase in the various economic indicators, such as the exchange rate, the domestic wholesale price index (used for the restatement of prior year financial statements) and specific indexes of goods and services related to the Company business. These circumstances affect the comparability of the financial statements presented and they should be construed taking those circumstances into account.

          Towards the end of the previous year and the beginning of the current year, certain economic indicators though still at low levels, began to show signs of recovery, interest rates began to decline and the exchange market stabilized. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in certain lines of credit.

          Listed below are some of the measures adopted by the Government that are in force at the date of filing these financial statements and have been affecting the economic and financial situation of the Company and/or its controlled entities:

          Exchange system

          On February 8, 2002, Decree No. 260 (Exchange System) was issued establishing a single free exchange market system effective February 11, 2002, through which all transactions involving the exchange of currency are to be traded at the exchange rate to be freely agreed, according to the requirements to be laid down by the Argentine Central Bank.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          At December 31, 2002, despite the implementation of measures for the relaxation of exchange controls, transfers of funds abroad for financial institutions to repay principal and interest on financial obligations continued to require the prior approval of the Argentine Central Bank, except for new indebtedness for operations carried out on the single free exchange market after February 2, 2002 and payment obligations with international credit agencies. In May 2003 this requirement for prior approval was eliminated for financial institutions which have not received financial assistance from the BCRA for liquidity reasons.

          During January 2003, the BCRA lifted the restrictions on the transfers of foreign currency abroad to repay principal amounts on rescheduled financial debts of the non-financial private sector, and past due debts for amounts not exceeding US$150 per month.

          Consequently, restrictions imposed on the transfers of foreign currency abroad were lifted for interest payments on financial debts, profits and dividends. In addition, on May 6, 2003, through Communique "A" 3944, the B.C.R.A. eliminated the requirement for prior approval of the BCRA for the transfer of funds abroad, in repayment of principal on most debts. This amendment did not apply to financial institutions which still recorded financial assistance from the BCRA to cover temporary lack of liquidity and which would opt to restructure those obligations in accordance with Decrees Nos. 739/03 and 1262/03. These institutions are still required to obtain the prior approval of that Body to transfer funds abroad to repay principal amounts, except in the cases of new financing received from abroad after February 11, 2002 and transfers related to debts with international agencies.

          Through Communique "A" 3998 issued on August 15, 2003, the BCRA authorized non-financial private sector individuals and legal entities to acquire foreign currency to be transferred abroad in order to make "off-shore" investments until March 31, 2004, provided these funds are used to repay or repay in advance restructured financial debt within a term of 180 days. The maximum amount of these acquisitions of foreign currency was taken to US$ 40.000 per month and is limited to 15% of the principal on the restructured debt. Furthermore, through Communique "A" 3999, issued on that date, the BCRA authorized foreign holders of US securities to access the domestic exchange market in order to transfer abroad the benefits received for the reimbursements of principal on these securities.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          Loans to the non-financial private sector and assets under financial leases

          a) Pursuant to the above mentioned Decree N(0) 214/02, as from February 3, 2002, all debts denominated in US dollars or any other currency with the financial system, except as mentioned in subsection
          b) below, whatever their amount and nature, will be converted into pesos at the exchange rate of $ 1 per US$ 1 or its equivalent in other currency. Furthermore, as from February 3, 2002 a reference stabilization index (CER) and a maximum interest rate to be determined by the Argentine Central Bank will be applied to these debts.

          Subsequently, Decrees 762/02 and 1242/02 excluded from the application of the CER those loans secured by mortgages on the only family dwelling of debtors, regardless of their amounts, consumer loans for up to twelve thousand pesos and pledge consumer loans for up to thirty thousand pesos.


          Those loans will be adjusted as from October 1, 2002 by applying an adjustment salary variation index (CVS), maintaining the conditions prevailing at that date.

          Law 25642 of September 11, 2002 postponed until September 30, 2002 the application of the CER to all obligations to give sums of money of less than four hundred thousand pesos. In the case of debtors of financial institutions, this amount was considered on the basis of indebtedness in financial system as a whole.

          On January 9, 2003, Law 25713 was promulgated, which establishes modifications to the application of the CER and CVS adjusting indexes to credit operations. On that date, the National Executive Branch issued Decree 44/03 leaving without effect the exemption from CER established by that law for borrowers who have a consolidated debt balance of less than US$ 34 in the financial system. The various universes subject to each adjusting index after the modifications introduced to legislation are as follows:

          Effective October 1, 2002 CVS shall be applied to:

          - Mortgage loans secured by family dwellings originally agreed for up to US$ 250, while those loans exceeding this amount will be adjusted applying the CER.

          - Consumer loans originally agreed for up to US$ 12.

          - Pledge consumer loans originally agreed for up to US$ 30.

          CER shall be applied to:

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          Loans of whatever nature that have not been converted to pesos and do not meet the conditions mentioned above. As established by the norms published on January 9, 2003, the only exceptions admitted to the application of the CER are the loan operations subject to the application of the CVS. The application of the CER to all operations involved has been established as from February 3, 2002. This law was to be regulated by the National Executive Branch and the Argentine Central Bank.

          It is also established that the amounts adjusted by applying the CER, collected as a result of the application of regulations in force prior to Law 25713 are to be reimbursed to customers, where applicable.

          After the closing date of these financial statements, the National Congress enacted Law No. 25796, which was sent to the National Executive Branch for its promulgation. This Law amends Law 25713, establishing the application of the CVS for the index-adjustment of loans subject to this coefficient until March 31, 2004. As from April 1, 2004 no adjusting index will be applied to financing subject to CVS.

          Law 25796 also contemplates compensating financial institutions for the negative effects on their equity derived from the application of the CER to all deposits originally denominated in foreign currency and converted to pesos, and from the application of the CVS to certain loans in accordance with the above-mentioned regulations. This compensation will be paid through the delivery of Boden 2013. Law 25796 will be regulated by the Ministry of Economy and the BCRA.

          Banco de Galicia y Buenos Aires S.A. has reserved its right to claim compensation in due course for the negative effects on its assets and liabilities derived from the unequal application of the CER to its deposits and loans. In this connection, the estimated higher value had the CER been applied to the financing subject to adjustment by applying the CVS has been recorded in Other Receivables resulting from Financial Brokerage.

          b) As established by Decree 410/02 issued by the Argentine Government, loans related to foreign trade transactions granted by financial institutions, credit card balances for consumption made outside Argentina and contracts governed by foreign law are not included in the conversion into pesos at the rate of $ 1 per US$ 1 established by
          Section 1 of the mentioned Decree 214/02.

          As a result of the measures adopted by the Argentine Government and the crisis affecting Argentina, Banco de Galicia y Buenos Aires is carrying out a restructuring of its commercial loan portfolio according to the new repayment potential of customers which, at the date of these financial statements, had not been concluded.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          Loans and obligations of the financial sector

          As established by Decree 410/02, interbank loans in foreign currency in force at February 3, 2002 were converted into pesos at a rate of $
          1.40 per US$ 1 or its equivalent in other currencies, or at the single and free market exchange rate, as determined by the Argentine Central Bank according to the type of operations.

          Deferral of the deduction of the exchange difference for income tax purposes

          Exchange losses caused by devaluation on foreign currency assets and liabilities existing at the date of enactment of the public emergency Law 25561 (January 6, 2002) are only deductible from income tax in the proportion of 20% per annum in each of the first five fiscal years ending after the effective date of the law.

          Deposits and obligations of the public and private sectors

          a) Under the terms of Decree 214/02, as from February 3, 2002 deposits and obligations in U.S. dollars or other foreign currencies in financial institutions were converted into pesos at the exchange rate of $ 1.40 per US$ 1 or its equivalent in such other currency. Furthermore, there were restrictions on the availability of certain balances in current accounts and savings accounts in dollars and time deposits in pesos or dollars, which would be returned to their owners in installments and the amounts and due dates depended on the balances recorded. As from February 3, 2002 a reference stabilization index
          (CER) and an interest rate will be applied to these rescheduled deposits. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the I.N.D.E.C.

          Pursuant to Decree 905/02, depositors were allowed to opt to receive National Government Bonds in pesos accruing interest at a 2% rate and falling due in 2007 in substitution for their deposits, or National Government Bonds in US dollars, accruing interest at Libor and falling due in 2012, if deposits were originally made in foreign currency. Under the conditions of Section 4 of Decree 905/02, depositors were allowed to opt to receive in exchange for their receivables National Government Bonds in US dollars, accruing interest at Libor and falling due in 2005.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          Furthermore, Decree 905/02 established that financial institutions were to register rescheduled deposits for which no option had been exercised in a "Notarial Record of Rescheduled Deposits", in charge of Caja de Valores S.A. The rescheduled deposits included in that Record (CEDROS) were deemed to be negotiable securities to that effect, listed on stock exchanges and could be traded on self-regulating markets in Argentina.

          Owners of those deposits may apply them to the subscription of new share issuances and/or listed negotiable obligations and to the repayment of loans at the financial institutions where those funds are deposited.

          On September 16, 2002, Decree 1836/02 established a second exchange of deposits with the financial system, by which all owners of rescheduled deposits, whether they have exercised the mentioned option or not, may opt to exchange those deposits for National Government Bonds in US dollars due 2013 until May 23, 2003, as established by Resolution 743/02 and Argentine Central Bank Communique "A" 3833 and complementary rules. This option may be exercised together with a put option to be delivered by the depository entity as collateral for the payment of the original coupon adjusted by applying the CER, or to transform the rescheduled balance into Time Deposit Bills in pesos, with a guarantee to be provided by the National State consisting in contributing the difference between the value of each installment in pesos adjusted by applying the CER and the free US dollar exchange rate at the payment date.

          Financial institutions may also offer National Government Bonds in US dollars accruing interest at Libor and falling due in 2006 to depositors who have brought legal actions that are pending resolution.

          Financial institutions bound to depositors that have opted to deliver the mentioned government securities must transfer to the National State sufficient assets to pay those securities.

          Decree 1836/02 also provided that "in view of the increase determined in deposits with the financial system and given the special situation of small savers, owners of rescheduled deposits for amounts of up to two thousand dollars (US$ 2) will be able to collect that amount in cash", each financial institution being entitled to increase that limit to three thousand dollars (US$ 3). Banco de Galicia y Buenos Aires S.A. offered the latter possibility to its customers.

          On November 22, 2002, through Resolution 668/02, restrictions on withdrawals of funds from demand accounts as determined in the annex to Resolution 6/02 were eliminated, those accounts having been added to the free account system established by Section 26 of Decree 905/02.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          There is also a possibility of subscribing National Government Securities in US dollars due 2013 with CEDROS.

          On January 30, 2003 the Argentine Central Bank released Communique "A" 3875, which established new conditions for the early reimbursement of rescheduled deposits. Deposits may be reimbursed in advance provided that the financial institution is not receiving financial assistance from the Central Bank, and its liquidity ratios are not affected, at least in the short term. Financial institutions receiving assistance from the Central Bank may only agree to offer improved terms with the prior approval of the Superintendency of Financial and Exchange Institutions, provided they repay principal amounts of that assistance weekly, equivalent to the amount of the certificates of rescheduled deposits reimbursed as a result of the improvements made in the preceding calendar week, as established by Communique "A" 3877 dated February 6, 2003.

          Subsequently, continuing with the gradual release of deposits, under Decree 739/2003 dated March 28, 2003, owners of rescheduled deposits and CEDROS have been offered the possibility of those deposits and CEDROS being reimbursed to them fully or partially. The characteristics of the options vary according to the amount to be released and the original currency in which the deposit was agreed. For deposits not exceeding US$ 14 (originally US$ 30) savers may request that these funds be credited to demand accounts, adjusted by applying the CER. Savers will receive National Government Bonds in US Dollars due 2013 (BODEN 2013) for the difference between the residual nominal value adjusted by applying the CER as of April 1, 2003 and the amount in pesos resulting from applying the reference exchange rate established by the Argentine Central Bank at that date -$2.9792 per US dollar- to that residual nominal value, converted to US dollars at the exchange rate of $1.40 per US dollar. The amount of the bond to be delivered will arise from applying the $2.9792 exchange rate to the difference in pesos between the two amounts and subsequently dividing the value obtained by the technical value of the bond (100,725).

          For deposits for higher amounts, the placing of new time deposits for a term of 90 or 120 days will be offered, according to whether the amount of the original deposit converted to pesos and rescheduled is up to or exceeds US$ 34, respectively. Upon expiration of the 90 or 120 day term, all the funds may be withdrawn.

          Reimbursement of deposits originally agreed in pesos will be made by crediting to a demand account the amount calculated at the technical value at the payment date. The term set for exercising the options mentioned above will expire on May 23, 2003.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          As of September 30, 2003, the principal on rescheduled deposits (CEDROS) amounts to approximately US$ 124,532, while rescheduled deposits exchanged for National Government Bonds and not delivered to customers amount to US$ 27,132.

          b) Decree 410/02 provides that deposits made by foreign banks or financial institutions with domestic financial institutions will not be converted into pesos at the $1=US$1 exchange rate, as established by Section 1 of Decree 214/02, provided they have been transformed into lines of credit that are effectively maintained and used for at least four years, in conformity with Argentine Central Bank regulations. The conversion into pesos also excluded those obligations of the public and private sectors to give sums of money in foreign currency which are governed by foreign laws.

          Public debt

          Decree 471/02 dated March 8, 2002 established that the obligations of the National, Provincial and Municipal Public Sectors outstanding as of February 3, 2002 denominated in US dollars or any other currency, governed only by the Argentine law, were converted at an exchange rate of $1.40 per US dollar or its equivalent in other foreign currency and adjusted applying a reference stabilization index (CER). In addition, the obligations of the National Public Sector converted into pesos as explained earlier accrue interest at rates ranging from 2% to 5%, depending on the characteristics of the original debt.

          Other assets and liabilities

          As established by Decree 410/02 and complementary rules, futures and option contracts, including those recorded in self-regulating markets and the accounts exclusively earmarked for the operations of those markets were not converted into pesos at the $ 1 = US$ 1 exchange rate as established by Section 1 of Decree 214/02, except for those governed by Argentine legislation agreed before January 5, 2002, where at least one of the parties must be a financial institution and have been settled as from June 12, 2002, which will be converted into pesos at $1.40 per US dollar.

          Decree 410/02 also established that:

          a) Fiscal credit certificates issued in US dollars or any other foreign currency within the framework of Decrees 979/01, 1005/01 and 1226/01 and in force at February 3, 2002, were converted into pesos at the exchange rate of $ 1.40 per US$ 1 or its equivalent in any other foreign currency.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          b) The balances of the financial institution accounts in US dollars or any other currencies at the close of operations at February 1, 2002, which may be computed to comply with liquidity reserve requirements, except for legal tender currency available and the amount equivalent to the balances of accounts earmarked exclusively to the operations on self-regulating futures and options markets, were converted into pesos at the exchange rate of $ 1.40 per US$ 1.

          The same treatment has been accorded to the amounts contributed by financial institutions to the Bank Liquidity Fund established by Decree 32/01 and to the debts institutions have with that Fund.

          Reorganization and bankruptcy proceedings

          On January 30, 2002, Law 25563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003. Below is a detail of some of the measures adopted:

          a) Suspension for one hundred and eighty days as from the effective date of that Law, of all mortgage, pledge and other foreclosures of whatever origin ordered in reorganization proceedings, whether they be made extrajudicially or in execution of judgment (Section 9 of Law 25563).

          b) Suspension for one hundred and eighty days of the expedition of petitions in bankruptcy filed, without prejudice to the possibility of applying the measures envisaged in Section 85 of Law 24522 (Section 11 of Law 25563).

          c) Access to credit by insolvent individuals and/or legal entities, for which the Argentine Central Bank will proceed to regulate the elimination of all restrictions which otherwise hinder such access to credit or make it more expensive, and implement a rediscount line intended for those financial institutions that provide credit assistance to insolvent companies that are in the stage envisaged in
          Section 43 of Law 24522 (Section 12 of Law 25563).

          d) Financial institutions governed by Law 21526 (Financial Institutions Law) and supplementary rules may proceed within a term of 90 days to the rescheduling of their receivables from debtors of the financial system existing as of November 30, 2001 through an agreement to be reached with each of them (Section 15 of Law 25563).

          e) Suspension for one hundred and eighty days of the precautionary measures awarded and prohibition for the same term of new precautionary measures requested on those assets that are essential for the continuity of activities related to debtors' normal course of business. All extraordinary acts of disposition of property on the part of debtors will be null and void during the suspension period envisaged in this Section, unless there is an express agreement by creditors (Section 16 of Law 25563).

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          On May 15, 2002, Law 25589 was enacted, which amended Laws 24522 and 25563. This Law introduced the following amendments:

          a) Section 9 of Law 25563 has been repealed.

          b) Section 11 of Law 25563 has been repealed.

          c) Section 15 of Law 25563 has been repealed.

          d) Section 16 of Law 25563 has been amended. In this connection, auctions of property that is the only dwelling of debtors or of assets used by them in the production and sale of goods or providing of services, decreed in executory proceedings, extrajudicially or in execution of judgment, shall be suspended for one hundred and eighty calendar days, counted as from the effective date of this Law. This Law shall not apply to court-ordered alimony payments, receivables derived from the responsibility for the commission of crimes, those arising in labor lawsuits, as a result of third party liability and from insurance companies that have underwritten third party civil liability policies, receivables arising after the effective date of this Law and the liquidation of assets under bankruptcy proceedings. The application of restitutional remedies that lead to the dispossession of assets earmarked for the activity of commercial, manufacture or other establishments, which are required for their functioning shall also be suspended.

          e) It is established that this Law will have legal effects on the date of its publication and applies to pending reorganization proceedings.

          In November 2002, when the 180-day suspension period expired, financial institutions agreed with the Executive Branch a temporary suspension of foreclosures of security interests until the end of January 2003. This deadline has been successively extended.

          On February 4, 2003, Decree 204/03 was issued, by which Legal Emergency Units were created. These units will be responsible for mediating between debtors and creditors and will operate within a term of 90 days as from February 6, 2003, date on which such decree was published in the Official Gazette.


          Those units, which have been created to operate within the jurisdiction of the Ministry of Labor and the Ministry of Production, will intervene at the request of debtors or creditors, either of them voluntarily, in those cases where foreclosures of security interests have been sought on individuals or small and medium-sized companies. This proceeding is voluntary and does not mean the suspension or interruption of legal time limits or foreclosures made extrajudicially or in execution of judgment, as regulated by current norms.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          Under Law No. 25737, enacted on May 8, 2003 and published in the Official Gazette Gazette on June 3, 2003, auctions of property that is the only dwelling of debtors have been suspended for a term of 90 days whatever may be the origin of the obligation.

          In addition, under Decree 247/03 the Mortgage Foreclosure Registry - Only Dwelling - Law 25737" was created, with which debtors subject to foreclosure on their only dwelling must be registered. Creditors may also register with this Registry.

          Financial institutions have voluntarily extended the mortgage foreclosure suspension period that had expired on September 2, 2003 in order to find a proper solution for all parties.

          After the closing date of these financial statements, the National Congress enacted Law 25798 that was sent to the national Executive Branch for its promulgation. This Law establishes the creation of a system for the refinancing of mortgage loans which will in principle benefit banking and private borrowers with debts of up to US$ 34,305 secured by sole family dwellings, in arrears as from January 1, 2001. Through the Trust for Mortgage Loan Refinancing created by this Law, the Argentine Government will pay creditors the past due debt and reschedule borrowers' overdue debt.

          Suspension of the application of Section 94, subsection 5 and Section 206 of Law 19550 on Corporations

          Decree 1269/02 has suspended until December 10, 2003 the application of Section 94, subsection 5 of Law 19550 which establishes that a company must be dissolved due to the loss of its corporate capital.
          Section 206, which establishes the mandatory capital reduction when losses exceed reserves and 50% of the capital has been suspended until that date.

          Legal actions requesting protection of constitutional guarantees

          As a result of the measures adopted by the Government, a significant number of complaints have been filed against the National State and/or institutions comprised in the financial system by individuals and legal entities, as they understand that those measures are in breach of constitutional and other rights. At the date of issue of these financial statements the final outcome of those complaints was still unknown. As of September 30, 2003, the court orders received by Banco de Galicia y Buenos Aires S.A. decreeing the reimbursement of deposits in their original currency or at the free exchange rate amounted to US$ 532,476 in compliance with court orders requiring the reimbursement of deposits under penalty of search and/or seizure and/or crimes involving illegal retention of deposits and/or contempt, Banco de Galicia y Buenos Aires S.A. paid the amounts of US$ 355,703.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          The method of proceeding in those lawsuits and the admission and execution of provisional remedies that decree, for any reason or title, the material delivery of the pledged assets to the petitioner has been a consequence of the above-mentioned Decree 214/02, as amended by Decree 320/02, which suspended the execution of precautionary measures and final judgments, except for certain cases, a suspension that was declared unconstitutional by the courts. These regulations were subsequently complemented by Law 25587 and Decree 676/02 (both of them published in the Official Gazette on April 26, 2002), which are applicable to all pending lawsuits and precautionary measures pending execution, whatever the date of the related court order may be, issued in judicial proceedings of whatever nature in relation to credits, debts, obligations, deposits or rescheduling of financial debts which may be deemed to be affected by the regulations of Law 25561 and regulatory and complementary rules.

          On July 23, 2002, Decree 1316/02 suspended for one hundred and twenty working days, compliance with and execution of all precautionary measures and final judgments issued in the legal actions referred to by Section 1 of Law 25587, except for those cases where life, health or physical integrity of individuals are at risk, or if the claimant were to be an individual of 75 years old or more. In the latter cases, requests for the execution of precautionary measures or judgments that estimate the amount of the claim must be submitted to the Argentine Central Bank. It should be noted that this Decree, as well as Law 25587 and the other decrees mentioned above, has been declared unconstitutional by most courts, so the application of penalties of search and/or seizure to seek payment of deposits has not been completely suspended.

          Decrees 494/02 (published in the Official Gazette on March 13, 2002) and 905/02 (published in the Official Gazette on June 1, 2002) established the option to receive US dollar National Government Bonds under the terms and in the manner prescribed therein. The holders of the bonds who have opted to receive the bonds envisaged in Decree 494/02 will receive bonds as provided for by Section 35 of Decree 905/02.

          Furthermore, on September 16, 2002 Decree 1836/02 was issued, Section 17 of which provides that financial institutions may offer the total or partial reimbursement of deposits with "National Government bonds in US dollars accruing interest at Libor and due 2006" in lieu of payment to the holders of rescheduled deposits covered by Section 4 of Decree 905/02, who have brought legal actions questioning the current legislation applicable to deposits with the financial system, that are pending resolution at the effective date of this Decree and for which precautionary measures are

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          ordered. The issue terms and conditions of the above-mentioned bonds are detailed in Section 12 of Decree 905/02, except for the issue and due dates, which will be October 30, 2002 and January 30, 2006, respectively.

          Decree 739/03 (published in the Official Gazette on April 1, 2003) provided for the possibility of reimbursing rescheduled deposits in the manner and with the tranches contemplated therein, receiving the amounts in cash or time deposits, as the case may be, and for the exchange difference between the original nominal value of the rescheduled deposit or rescheduled deposit certificate adjusted by applying the CER at the date of publication of the decree in the Official Gazette and the quotation of the US dollar on the free exchange market at that date depositors shall receive "NATIONAL GOVERNMENT BONDS IN US DOLLARS DUE 2013".

          Article 6 of Resolution No. 236/03 issued by the Ministry of Economy established the reimbursement mechanism for holders of rescheduled deposits who have initiated legal actions questioning the regulations applicable to those deposits, still pending resolution, and who wish to release their funds in the manner established by Decree 739/03.

          Depositors who have brought legal actions may opt to accept those bonds.

          The difference of US$ 181,911 between the amount paid as a result of the measures mentioned above and the amount resulting from converting deposits at $1.40 per US dollar, adjusted by applying the CER and interest accrued at the payment date, has been recorded by Banco de Galicia y Buenos Aires S.A. in "Intangible assets" as of September 30, 2003, net of related amortization for US$ 164,639, thus complying with the provisions of Communique "A" 3916 of the Argentine Central Bank. At December 31, 2002, that Bank had recorded US$ 153,261 in "Other receivables resulting from financial brokerage" for that item.

          Banco de Galicia y Buenos Aires S.A. has reserved its right to claim compensation for damages caused by the reimbursement of deposits in US dollars or their equivalent in pesos at the free exchange rate, decreed under precautionary measures or judgments issued by courts, and which have not been included by the National State in the calculation of the compensation to Financial Institutions. The method of accounting for that compensation as a deferred loss, envisaged by the Argentine Central Bank in the mentioned Communique, does not affect the legitimacy of the rights. Banco de Galicia y Buenos Aires S.A. has reserved its rights for such purposes.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          The Argentine Supreme Court of Justice ruled on the case entitled Province of San Luis vs Argentine Federal Government declaring article 2 of Decree No.214/02 unconstitutional. At the date of these financial statements, the Court had not yet ruled on certain cases involving US dollar deposits of individual savers. Although the criterion to be followed by the Court in ruling on these cases will not be mandatory for the lower courts, it is an indication of the likely rulings in similar cases to be heard by them.


          Compensation to be granted to financial institutions

          Decree No. 214/02 provides for the issue of a Bond payable with the funds of the National Treasury to cover the deficit in the financial system arising from the imbalance generated by the application of the measures mentioned above, that is, from the devaluation and the asymmetric conversion into pesos of assets and liabilities. In fact, in accordance with the provisions of Law 25561 and Decrees Nos. 214/02, 320/02, 410/02, 471/02, 704/02, 905/02 and 992/02 and their amendments and complementary rules, and of Argentine Central Bank Communiques "A" 3467, 3507, 3561 and 3648 and their amendments and complementary rules, a significant portion of foreign currency assets and liabilities that formed part of the net foreign currency position as of December 31, 2001, were converted into pesos at different exchange rates.

          In June 2002, Decree 905/02 established the method of calculating the amount of the compensation to be received by financial institutions, which replaced Decree 494/02 that had previously established such method.

          Sections 28 and 29 of that Decree established the restoration of financial institutions' equity ratios at the time of the conversion into pesos, by compensating them for:

          a) The losses arising from the conversion into pesos of a large portion of their obligations at the exchange rate of $1.40 per US dollar, which is higher than the exchange rate of $1 per US dollar applied for the conversion into pesos of certain receivables in foreign currency, by means of the delivery of a Compensating Bond, for which the issuance of "National Government Bonds in pesos, due 2007" (BODEN 2007), was established;

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          b) The mismatch of their foreign currency positions after the mandatory conversion into pesos of a portion of their loan and deposit portfolios, by transforming the Compensating Bond originally issued in pesos into a bond in US dollars and, if necessary, through the subscription of a Coverage Bond in US dollars. To this end, the issuance of "National Government Bonds in US dollars, Libor 2012" (BODEN 2012) has been established.

          Argentine Central Bank Communique "A" 3650 and complementary rules established the procedure that financial institutions were to carry out for calculating the Compensating and Coverage Bonds, the amounts of which were to be calculated taking into account the foreign currency balances as of December 31, 2001, as shown in the statement of financial condition of the parent company and subsidiaries in Argentina audited at that date; however, insofar as concerns foreign branches and subsidiaries and subsidiaries engaged in supplementary activities, this compensation has been restricted to the negative effects of the mandatory conversion into pesos of the credit assistance granted to the National State under Secured Loans. Therefore, the impact on the remaining foreign currency position subject to Argentine legislation, of the application of the mentioned economic measures has not been compensated so far.

          This method of determining the amount of the Compensating and Coverage Bonds, which does not contemplate certain assets and liabilities converted into pesos due to the application of Decree 214/02, corresponding to foreign branches and subsidiaries and controlled entities engaged in supplementary activities, is not only in disagreement with the objectives established by Decrees 214/02 and 905/02, and is therefore detrimental to Banco de Galicia y Buenos Aires S.A.'s assets, but is also an essentially arbitrary act in the light of the fact that identical economic acts are included or excluded from the compensation, depending on whether they were performed directly by Banco de Galicia y Buenos Aires S.A. or through a subsidiary, or whether the receivable originated abroad is of a public or private origin.

          Through a letter dated September 16, 2002 sent to the Ministry of Economy of the Nation and to the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. formally stated its claim against the procedure used, reiterating prior presentations, and left express evidence that "it will not accept or approve the validity of any system that may lead to losses of its assets, which are not fully compensated, or to the exclusion from the compensation of assets and liabilities corresponding to branches, subsidiaries and controlled entities engaged in supplementary activities that form part of the consolidated assets of Banco de Galicia y Buenos Aires S.A.". The Bank also reserved its right to appeal to a federal court for damages caused by

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          those measures and by the facts or omissions that may be attributable to the National State which may affect the guarantees of inviolability of private property and tax equality.

          The Argentine Central Bank Communiques mentioned above set July 29, 2002 as the deadline for complying with the reporting requirements, so that each institution could report the amount in bonds to which it was to become entitled. Banco de Galicia y Buenos Aires S.A. has complied with this requirement but, during September 2002, the Argentine Central Bank released Communique "A" 3716, which established changes in the method. This led to a new presentation being made on September 16, 2002. The amount determined in line with current regulations at that date was US$ 787,541 in respect of compensation and US$ 618,229, in respect of the coverage of the negative foreign currency position.

          On October 28, 2002, National Executive Branch Decree 2167/02 amended
          Section 29 of Decree 905/02, including in the calculation of the compensation the assets recorded at foreign branches and subsidiaries covered by Decree 214/02 and supplementary rules, but did not contemplate any modification regarding assets and liabilities recorded at controlled companies engaged in supplementary activities, which were also affected by the regulations of that decree and still continue to be excluded from such compensation. For this reason, the statements made in connection with these companies are still valid. Through Communiques "A" 3805 and "A" 3825, the Argentine Central Bank ruled the amendments established by Decree 2167/02, establishing a new reporting requirement, the deadline of which was December 23, 2002.

          A total amount was determined at approximately US$ 2,254,027 in BODEN 2012 (face value) for the compensation. This amount may be subject to changes arising from amendments to regulations or from presentations by customers under the terms of Communique "A" 3561 and supplementary rules, and is subject to review by the Argentine Central Bank. Furthermore, Banco de Galicia y Buenos Aires S.A. has submitted a letter to the Central Bank requesting authorization for the transfer of securities for an amount equivalent to the net effect of the compensation received for the assets converted into pesos recorded at the subsidiary Banco de Galicia Uruguay S.A., which is estimated at approximately US$ 438,000.

          At September 30, 2003, the amount of US$ 1,630,284 for the compensation to be received was recorded in "Other receivables resulting from financial brokerage - In foreign currency - Compensation to be received from the National Government".

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          The "Government securities - In foreign currency - Holdings of investment accounts" caption includes US$ 543,529 for the securities received for the compensation, net of the transfer made to Banco de Galicia Uruguay S.A.

          The advance to be requested from the Argentine Central Bank for the subscription of the Coverage Bond, including the effect of Decree 2167/02, was recorded in "Other liabilities resulting from financial brokerage - In pesos - Advances for the acquisition of "National Government Bonds in US dollars, Libor 2012", for US$ 591,791 which, including the adjustments from application of the CER and accrued interest for US$ 291,573, totals US$ 883,365.

          The compensation for the positive difference between the Shareholders' Equity as of December 31, 2001 and that resulting from adjusting the net foreign currency position at that date converted into pesos at the exchange rate of $1.40 per US dollar, for US$ 502,208, stated in the period-end currency value, was reflected in the "Unrealized valuation difference arising from the compensation of the net foreign currency position" account, in the Shareholders' Equity of Banco de Galicia y Buenos Aires S.A., for the same period of the previous year, as provided for by Argentine Central Bank Communique "A" 3703. This criterion differs from professional accounting standards. Therefore, should the latter have been applied, the accumulated losses for the previous year before the absorption envisaged in Communique "A" 3800 would have decreased by that amount.

          The terms and conditions for financing the subscription of the "National Government Bonds in US dollars Libor 2012" have been stipulated in Section 29, subsection g) of Decree 905/02 and contemplate the delivery by financial institutions of assets as collateral for at least 100% of the advance received.

          With regard to the process for determining the compensation amount, the BCRA has made observations on certain criteria applied and on the inclusion of certain items in determining that compensation. In the opinion of the Bank's legal counsel, the compensation has been determined by Banco de Galicia y Buenos Aires S.A. on the basis of a reasonable interpretation of applicable regulations. The Bank is currently analyzing the observations received to establish their grounds.

          Treatment accorded to extraordinary assistance granted to financial institutions by the Argentine Central Bank

          Decree 739/03 issued on March 28, 2003 establishes a voluntary procedure for the repayment of the assistance granted to financial institutions by the Argentine Central Bank during the economic crisis that affected the financial

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          system as from 2001. The basic criterion consists of balancing the cash flows of financial institutions that are debtors for rediscounts and creditors for holdings of public sector securities at the same time.

          Section 9 of the above-mentioned Decree provides that the balances due must be amortized in pesos in the same number of installments as the assets granted as collateral for the rediscounts obtained, without exceeding 70 installments. In this connection, Communique "A"3941 establishes a minimum accumulated amortization schedule and a monthly repayment of at least 0.90% of the adjusted balance. Mandatory and voluntary accelerated amortization is envisaged when the rate of interest collected on the assets granted as collateral for the rediscounts exceeds 3.5% per annum.

          It is also established that the assistance subject to this amortization system must be secured by the delivery of Loans Secured by the National Government originated under Decree 1646/01 or, failing this, Bonds secured by the National Government issued within the framework of Decree No. 1579/02 or Bonds issued under Decrees Nos. 905/02, 1836/02 and 739/03. The Argentine Central Bank may modify the above-mentioned amortization conditions when the Unit for the Restructuring of the Financial System (created under Decree No. 1262/03) so establishes it and provided some of the following conditions are met:

          a) Assets granted as collateral for the assistance received expire after 70 months on average.

          b) The financial institution is within the framework of the situations envisaged in Sections 34 and 35 bis of Law 21526 and has adopted a transformation and reorganization plan approved by the Unit for the Restructuring of the Financial System.

          In this case, amortization shall be made in the same number of installments as that of the assets granted as collateral for the rediscounts received, with a maximum of 120 installments, a monthly amortization not lower than 0.40% being envisaged.

          The financial institutions that wish to avail themselves of this special assistance amortization system must have normalized their foreign debt situation before December 5, 2003, under the terms of point 1 of Communique "A" 3940.

          The Bank stated its intention to adhere to that assistance amortization procedure in letters submitted to the Argentine Central Bank on May 12 and September 30, 2003.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          The Bank has also reported that it will request the Financial System Restructuring Unit to modify the conditions for amortizing the rediscounts established by clause b) of Decree 739/03, mentioned in the second paragraph of this Note, as it meets the conditions stipulated for receiving the special treatment envisaged in Section 3 of Decree 1262/03.

          The Bank has complied with the requirements of points 2 and 3 of Communique "A" 3940 in a letter submitted to the Argentine Central Bank on July 15, 2003, reporting on the status of the negotiations with its external creditors and the proposals for the settlement of liabilities that will be submitted to their consideration.

          Claims due to exchange differences arising from the repayment of financial assistance during the exchange holidays that took place in January 2002

          During December 2001, Banco de Galicia y Buenos Aires S.A. received assistance in pesos from the Argentine Central Bank to cover temporary lack of liquidity. This assistance was repaid applying resources in US dollars granted by the Bank Liquidity Fund (BLF) on January 2 and 4, 2002.

          At the date those funds were credited, the Argentine Central Bank had declared exchange holidays.


          Before the markets were reopened, Law 25561 was enacted on January 6, 2002, which repealed the convertibility system and fixed the new exchange rate of $1.40 per US dollar.

          As a result of the mentioned norms, during the exchange holidays the Bank was unable to perform exchange operations.

          Accordingly, the funds in US dollars credited by the BLF on January 2 and 4, 2002 had to remain in US dollars until the markets were reopened.

          At the date markets were reopened, in view of the terms and conditions of the norms in force, the US dollar was sold at $1.40.

          For this reason, when the Argentine Central Bank allocated US$ 410,000 for Banco de Galicia y Buenos Aires to repay the financial assistance provided to it, should have allocated US$ 410,000 at $1.40, that is, the amount of thousand $ 574,000 .


          This has affected the guarantees of inviolability of private property and equality under the law.

          Banco de Galicia y Buenos Aires considers that the difference of US$ 56,261 should be returned to it restated as of January 2002, or its equity should be restored for an equivalent amount.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          This right has not been given accounting recognition in the financial statements of that Entity.

          Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries

          The situation described above affected Banco de Galicia y Buenos Aires S.A. in the form of a lack of liquidity as a result of the drop in deposits that was so significant that it made it necessary for the bank to request financial assistance from the Argentine Central Bank.

          Within this context, on March 21, 2002, Banco de Galicia y Buenos Aires S.A. submitted to the Argentine Central Bank a regularization and rehabilitation plan called "Galicia Capitalization and Liquidity Plan" which mainly contemplates:

          a. the immediate restoring of its liquidity levels, the supply of the necessary resources to achieve a solid cash position which enables Banco de Galicia y Buenos Aires S.A. to reimburse a significant portion of its demand deposits without requiring any financial assistance from the Central Bank;

          b. a subsequent significant increase in its capitalization levels. This Plan also includes the negotiation with foreign creditors of the restructuring of the debt that Banco de Galicia y Buenos Aires S.A. carries with them;

          c. the orderly closing-down of the operating branches abroad;

          d. the streamlining of the Bank's operating structure and a significant reduction of its administrative expenses to conform them to the lower levels of activity recently recorded. This Plan was approved by the Board of Directors of the BCRA on May 3, 2002, through Resolution No. 281.

          As described below, to date the Bank has complied with the following components of the Plan: the restoring of its liquidity levels, the streamlining of its structure with the consequent reduction of its administrative expenses and the orderly closing-down of the operating branches abroad. As regards the restructuring of its external debt, the Bank managed to refinance the liabilities of its New York Branch (currently closed down) and its subsidiaries Banco Galicia Uruguay SA and Banco de Galicia (Cayman) Limited (In Provisional Liquidation) have restructured their liabilities, which consist mainly of deposits. Furthermore, with the approval of the BCRA, the Bank has recently restructured its debt carried with Banco Galicia Uruguay S.A. the principal amount of which was US$ 399.5 million. The restructuring of the Bank's external debt is currently under way, the capitalization of the Bank being subject to that restructuring.

          Liquidity.

          The strengthening of liquidity after the implementation of the Plan has been achieved as follows:

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          o Securitization (and/or sale) of its mortgage and commercial loan portfolio through trusts or assignment of credits for a total amount of US$ 137,224, which were subscribed by financial institutions during April 2002.

          o Loan from Seguros de Depositos S.A. (SE.DE.S.A.) for US dollars equivalent to US$ 68,612, converted at the exchange rate prevailing on the day prior to that of the disbursement, for a term of five years and at the 180-day LIBOR rate plus 300 basis points, which was subscribed on March 21, 2002.

          o Loan from Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros (F.F.A.E.F.y S.) (Trust Fund for the Assistance to Financial Institutions and Insurance Companies) for the amount in US dollars equivalent to thousand $100,000 (US$ 34,306), converted at the exchange rate prevailing on the day prior to that of the disbursement, for a term of three years and at Libor plus 400 basis points, with a floor of 8.07%, which was subscribed on April 30, 2002.

          In addition, a debt of US$ 196,913 was refinanced with the Bank Liquidity Fund for three years, which was settled after the implementation of the Plan with the assistance provided by the Argentine Central Bank under the same conditions as those of the original debt on May 9, 2002.

          After the initial strengthening of the Bank's liquidity levels within the framework of the renegotiation of its debt, after the implementation of the Plan, the Bank's liquidity levels stabilized and were restored, no further financial assistance having been required from the BCRA.

          Reduction of expenses.

          Within the framework of the Plan the Bank made significant progress in conforming its corporate structure and administrative expenses to the lower levels of activity recorded in 2002 and to the new regulations issued during that year.

          To this end, during 2002 the number of branches of the Bank was reduced by 61 branches, which is equivalent to 21.1% of its branch network at December 31, 2001, and the Galicia Ahora network, which at that date consisted of 118 customer service centers, was fully absorbed by the branch network. Furthermore, through voluntary retirement plans, for a cost of approximately US$ 44,597, the Bank's headcount had been reduced by 1,996 employees at June 30, 2003, which is equivalent to 34% of the headcount at December 31, 2001. The Bank has also renegotiated all its rental contracts and those signed with systems, communications and other suppliers.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          New York Branch and Units abroad.

          According to the guidelines of the Plan, during fiscal 2002 the debt of the New York Branch was restructured, as a necessary step for its orderly closing-down, which took place on January 30, 2003.

          The "Restructuring Plan" was submitted to the Office of the Comptroller of the U.S. Treasury ("OCC") on March 22, 2002. This Plan contemplated the voluntary and orderly termination of the operations carried out by the New York Branch and its subsequent closing-down, after: (i) payment of smaller deposits by the Branch, (ii) the renegotiation of its obligations with third parties and (iii) the transfer of the renegotiated debts to the Head Office.

          As of March 31, 2002, the New York Branch had obligations with third parties for a total amount of approximately US$ 331,000. Most of that debt was restructured between that date and the middle of 2002. At the end of fiscal 2002, the New York Branch had restructured all its obligations with third parties.

          The restructuring of the New York Branch's debt consisted in rescheduling its commercial debt amounting to US$ 51,000 in the short term paying 20% of it in cash and transferring the remaining 80% to the Head Office of the Bank in Argentina. At the date of these financial statements the total amount of that debt had been settled. Also, of the total financial debt of approximately US$ 237,000, US$ 125,500 were rescheduled at the Head Office for a term of 5 years, with a grace period of 2 years, US$ 68,900 were paid in cash and a debt reduction of US$ 42,600 was granted. Of total deposits of US$ 30,000, the Branch paid in cash deposits for lower amounts totaling US$ 12,500, and rescheduled US$ 17,000 at the Head Office.

          Furthermore, within the framework of this Plan, the representation offices at Sao Paolo (Brazil) and London (United Kingdom), as well as Galicia y Buenos Aires Securities (UK) Ltd., the company controlled by the Bank and organized in the United Kingdom, were closed down during the second half of 2002.

          Restructuring of the external debt of the Parent Company and its Cayman Islands Branch.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          On June 12, 2002 the Bank announced the restructuring of its entire external debt within the framework of the Plan, which amounted to US$ 1,365 million (principal) at September 30, 2003. Payment of all debts with external creditors were postponed until they are restructured. At that time the Bank also announced that it had hired the services of an international investment bank to advise it on the restructuring process. The Bank has formally started negotiations with the most important creditors ("Steering Committee") regarding the debt with the Head Office in Argentina and the Cayman Branch, and is making progress in those negotiations and in defining a repayment proposal.

          As called for by BCRA Communication "A"3940, in order for banks to be allowed to restructure the debt for financial assistance granted by the BCRA to cover lack of liquidity under the terms of Decrees Nos. 739/03 and 1262/03, they were required to submit to the control entity before July 31, 2003 a proposal for the restructuring of their external debt and report on the status of negotiations with their external creditors. Banco Galicia met this requirement, and as a result on August 14, 2003 the Board of Directors of the BCRA issued Resolution No. 338.

          Through this Resolution, the BCRA first approved the terms and conditions for the restructuring of the debt of US$ 399,500 (principal) that the Bank carried with Banco Galicia Uruguay SA, as well as the transfer to that entity of cash for US$ 72,100 and Boden 2012 for US$ 137 million (face value), in payment of the first principal installment and interest thereon due at August 15, 2003. This restructuring and the above-mentioned repayment enable the Bank to meet the payment of rescheduled deposits of Banco Galicia Uruguay SA.

          Secondly, Resolution No.338 also approved the terms and conditions for the restructuring of the external debt of the Bank, according to the proposal submitted to the Steering Committee on June 5, 2003 on the understanding that such debt was subject to negotiation. From a regulatory viewpoint, the approval by the BCRA is a necessary step in the authorization process established by Communication "A" 3940.

          The restructuring of the Bank's external debt is a complex process because of its amount, the large number of creditors and the different instruments involved.

          Capitalization.

          The Plan contemplates the capitalization of the Bank as an integral part of the restructuring of its external debt. As part of the Plan, the Bank has proposed to the BCRA a capitalization plan for a total amount of US$ 300,000, which is subject to discussion and, therefore, to modifications.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          In connection with the restructuring of the external debt, the Meeting of Shareholders of the Bank held on September 30, 2003 approved the creation of a Program for the issuance and public offering of negotiable obligations, not convertible into shares in the Bank. In addition, the shareholders resolved that the negotiable obligations to be issued under the Program will be subordinated to the payment of shares in order to be computed as capital for BCRA regulatory purposes, instead of as capital stock.

          On June 5, 2003, the Bank submitted to the Creditors Committee a restructuring proposal that was approved by the BCRA and is subject to modifications.

          Subsequently, as called for by Communique "A" 3940, the Bank submitted monthly reports to the BCRA on the degree of progress made in the negotiation with the Creditors Committee.

          The situation described above also affected Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd. (In Provisional Liquidation), entities controlled by Banco de Galicia y Buenos Aires S.A..

          On February 6, 2002, Banco Galicia Uruguay S.A. submitted a letter to the Central Bank of Uruguay in order to: (i) inform it of its temporary lack of liquidity, which prevented it from continuing to face the withdrawal of deposits; (ii) request financial assistance from that entity to be able to preserve its ability to reimburse all deposits in an orderly manner and face the withdrawal of funds generated by the developments that took place in Argentina, and (iii) request the authorization of that entity to temporarily suspend its operations.

          On February 13, 2002 the Central Bank of Uruguay resolved to preventively intervene in Banco Galicia Uruguay S.A. and temporarily suspend all its activities for a term of 90 days, which was subsequently extended until August 15, 2003.

          On June 10, 2002, Banco de Galicia Uruguay S.A. submitted to the Central Bank of Uruguay a proposal for the restructuring of its debt in respect of deposits. The proposal consists in an initial cash payment in US dollars equivalent to 3% of the amounts receivable by each depositor, and for the remaining amount, in a time deposit or negotiable obligations issued by Banco de Galicia Uruguay S.A., at the customers' option, all of them falling due in September 2011, to be amortized in nine annual and consecutive installments, the first two installments for 15% of the balance, and the following ones, for 10%, at a fixed interest rate of 2% per annum.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          On June 20, 2002, a letter was presented before the Central Bank of Uruguay offering a pledge on Banco de Galicia Uruguay S.A.'s commercial receivables as collateral for the proposal.

          On July 18, 2002, the Central Bank of Uruguay informed Banco de Galicia Uruguay S.A. that it would not object to any proposal the latter could make to its depositors provided at least a 75% adherence is obtained.

          This percentage represents the majority legally required to achieve an out-of-court reorganization plan, pursuant to Uruguayan legislation (Section 29 and subsequent sections of Law 2230 of June 2, 1893).

          Acceptance by depositors represented deposits for US$ 930,000, out of a total amount of US$ 1,176,000, corresponding to the holders of 7.067 accounts over a total of 12,271 accounts. This is equivalent to 79% of total deposits, which shows the confidence customers have in the bank.

          On December 23, 2002, the Court of Montevideo hearing the case, approved the reorganization plan requested by Banco de Galicia Uruguay S.A..

          In accordance with a resolution adopted by the Central Bank of Uruguay, as from January 9, 2003, Banco Galicia Uruguay S.A. implemented a payment program, which contemplates the reimbursement of 100% of deposits in US dollars plus interest to investors. As agreed, the first step consists of an initial payment of 3% in cash to each holder of time, savings account and demand deposits as of February 13, 2002, as well as the delivery of transferable rescheduled time deposit certificates, as the case may be, issued by Banco Galicia Uruguay S.A.

          On June 17, 2003 Banco de Galicia y Buenos Aires S.A. started to receive opinions from its depositors about different ways of exchanging their deposits rescheduled in 2002 (such as time deposits or negotiable obligations) for different proportions of BODEN 2012 and/or new negotiable obligations to be issued by the Company. The purpose of this exchange was to voluntarily modify the profile of the debt already restructured to satisfy the preferences of customers for different combinations of liquidity and return, and to improve the distribution of cash flows over time.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          The options offered consisted of the exchange of units of rescheduled deposits for US$ 1 for: (i) Boden 2012 at par for one thousand US dollars (US$ 1), plus a cash premium of 3%. The maximum amount of this option was US$ 375,000; (ii) a new negotiable obligation for US$ 1 to be issued by Banco Galicia Uruguay SA, with a coupon accruing interest at Libor plus 300 basis points, payable semi-annually, with a 7% cap, to be amortized in three installments falling due on December 15, 2009 (30%), December 15, 2010 (30%) and December 15, 2011 (40%), plus an interest payment in cash for US$ 0.01375 to be made in September 2003. This negotiable obligation may be redeemed by the issuer as from December 15, 2008. The maximum amount of this option was US$ 300,000;
          (iii) a new negotiable obligation for US$ 0.450 to be issued by Banco Galicia Uruguay SA, with a coupon accruing interest at a 2% rate, payable semi-annually, to be amortized upon maturity on December December 15, 2005, together with a principal and interest payment in cash for US$ 0.08875 in September 2003, and Boden 2012 at par for US$
          0.425. The maximum amount of this option was US$ 110,000; or (iv) a new negotiable obligation for US$ 0.500 to be issued by Galicia Uruguay, with a coupon accruing interest at 2% per annum, payable semi-annually, to be amortized in three installments falling due on December 15, 2006 (30%), December 17, 2007 (30%) and December 15, 2008
          (40%), and a principal and interest payment in cash for US$ 0.08875 in September 2003 and Boden 2012 at par for US$ 0.425. The maximum amount of this option was US$ 200,000. The maximum amounts were not exceeded, so no apportionment was required to be made.

          The term for this voluntary exchange expired on July 24, 2003. The customers of Banco Galicia Uruguay SA exercised those options in a total amount of US$ 185,000, which included opting to receive Boden 2012 for US$ 137,000, in addition to new negotiable obligations to be issued by Banco Galicia Uruguay SA.

          Through Resolution No.338, the BCRA approved the terms and conditions for the restructuring of the debt of US$ 399,500 (principal) that the Bank carried with Banco Galicia Uruguay SA, as well as the transfer to that entity of cash for US$ 72,100 (principal amount) and Boden 2012 for US$ 137,000 (face value), in payment of the first principal installment and interest thereon due at August 15, 2003. The terms and conditions approved by the BCRA were as follows:

          - To amortize the principal, a disbursement for US$ 40,900 and payment in Boden 2012 for a face value of US$ 137,000, both of them to be made on August 15, 2003. The balance of around US$ 221,600 is to be settled in 8 annual consecutive installments falling due in August of each year.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          - Interest shall be payable on that date. Under Resolution No. 338, interest paid on August 15, 2003 was set at US$ 31,200, which resulted from applying the contractual rate until December 31, 2002 and the new rate to be applied, LIBOR plus 150 basis points as from that date.

          During the first days of September 2003, as scheduled, Banco Galicia Uruguay S.A. began to pay the second installment envisaged in the deposit rescheduling program, with the amendments introduced by the exchange offer. At the same time, Banco Galicia Uruguay S.A. began to settle the exchange offer, on the basis of the Boden 2012 for US$ 137,000 (face value).

          The Central Bank of Uruguay extended the intervention in Banco Galicia Uruguay S.A. until November 30, 2003. The situation of Banco Galicia Uruguay S.A. affected its subsidiary Banco de Galicia (Cayman) Ltd. (In provisional liquidation) because one of its main assets was a deposit for US$ 79,500 in Banco Galicia Uruguay SA). Consequently, at the request of that subsidiary, on July 18, 2002 the authorities in the Cayman Islands appointed a provisional liquidator in order to reach a voluntary restructuring agreement between that Entity and its creditors.

          At the end of May 2003, Banco de Galicia (Cayman) Ltd. (in provisional liquidation) and the Provisional Liquidator concluded the debt rescheduling plan of that Entity and with the authorization of the court in the Cayman Islands ("the Court") they distributed the plan to all creditors for their consideration. The restructuring plan will be in force until April 30, 2012.

          On May 29, 2003 the restructuring proposal made to creditors was submitted to the Court. The terms of this proposal were as follows: an initial cash payment of 5% of the amount of the debt (principal and interest) due as of July 18, 2002, plus a transferable debt certificate for 95% of the amount of the debt (principal and interest) due as of July 18, 2002. The conditions of this certificate are as follows: (i) amortization of principal in nine annual consecutive installments, the first two of them for 15% of the principal and the following ones for 10%, payable as from September 21st of each year;
          (ii) interest at 2% per annum (plus 1% provided that the entity still has assets following reimbursement to all its creditors according to the proposed plan and repayment of the subordinated loan described below); (iii) the certificate shall accrue interest as from the date of the agreement; and (iv) interest shall be payable together with the principal and calculated on balances due. After the debt with all Class A creditors has been repaid, the remaining assets of Banco de Galicia (Cayman) Limited (In Provisional liquidation) shall be allocated to the repayment of the US$ 2,900 debt held with Galicia Pension Fund Ltd. (a subsidiary of Banco de Galicia (Cayman)

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

 NOTE 1:  (Continued)

          Limited (In Provisional Liquidation), which is subordinated to the repayment of the debt with all Class A creditors. Furthermore, a subordinated loan for US$ 1,200 was obtained from Grupo Financiero Galicia S.A., the parent company of the Bank, which shall be repaid after the debt with all creditors according to the proposed plan has been amortized. On July 10, 2003 a creditors' meeting was held in order to consider and approve fully or partially the repayment plan proposed by the Bank. At that meeting, that plan was approved without modifications by the creditors who, in number and amount of receivables represented 99.7% of the total number of votes cast. The degree of acceptance of the proposed plan exceeded the legal majorities of more than 50% of the number of creditors and 75% of total receivables corresponding to the votes cast. With the approval of the proposed plan by the Court in the Cayman Islands and its registration with the Company Record of that jurisdiction, both of them having taken place on July 16, 2003, the proposed plan came into force as from that date and has effects and is mandatory for all creditors. This initial payment was made on August 8, 2003. The first installment (15%) was paid in the middle of September 2003.

          Furthermore, in view of the difficult economic situation and its market share, as from last fiscal year Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion decided to restrict the operations of the mutual funds it administers. To this end, it has restructured some of the Funds it administers and launched a new Money Market Premium to keep its offer attractive.

          In order to give the same treatment to all unitholders, the CNV issued General Resolution No. 384/01 by which it authorized mutual funds to pay redemptions in a differentiated manner, according to the proportion of liquid and non-liquid assets in each Fund.

          The Board of Directors of that company and Banco de Galicia y Buenos Aires S.A., acting as depository entity, decided to follow that criterion in the case of the Funds it administers, which are subject to spin-off, in order to preserve the common equity and provide equal protection to all unitholders.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          General Resolution No. 411/02 of the C.N.V. regulates the mechanism for the exchange of rescheduled Mutual Fund deposits held in the financial system, as established by Section 6 of Decree No. 905/02, laying down that in the case of Mutual Fund deposits, the options envisaged in Sections 2 to 5 and 7 are to be exercised by the unitholders in proportion to their holdings. This resolution also establishes that mutual fund managers shall be responsible for carrying out the pertinent formalities before the various financial institutions and/or Caja de Valores S.A., as the case may be, in relation to the options exercised by the unitholders, which shall be considered to be redemptions of units paid in kind as part of mutual fund operations.

          As a result of the measures adopted by the Executive Branch, certain unitholders have filed lawsuits against the National State and/or institutions in the financial system requesting prompt reimbursement of their holdings in mutual funds in the originally agreed currency. At the date of issue of these financial statements, the Supreme Court of Justice had not yet ruled on the legal actions filed before it requesting protection of constitutional rights in relation to the pesification of deposits under Decree No. 214/02, except for the ruling on the case entitled Province of San Luis vs Argentine Federal Government declaring article 2 of Decree No.214/02 unconstitutional. At the date of these financial statements, the Court had not yet ruled on certain cases involving US dollar deposits of individual savers. Although the criterion to be followed by the Court in ruling on these cases will not be mandatory for the lower courts, it is an indication of the likely rulings in similar cases to be heard by them.

          At the date of issue of these financial statements, the final outcome of these claims cannot be determined.

          The developments described in the section entitled "Compensation to be granted to financial institutions" proved financially detrimental to Banco de Galicia Uruguay S.A., due to the devaluation of the Argentine currency and the mandatory conversion into pesos, at different exchange rates, of a portion of its receivables in foreign currency subject to Argentine legislation.

          Such losses have been generated by the fact that, as mentioned earlier, Decree 905/02 excluded from the calculation of the Compensating and Coverage Bonds the assets converted into pesos owned by companies engaged in supplementary activities and controlled by Banco de Galicia y Buenos Aires S.A., and by foreign branches and subsidiaries. In other words, the objective envisaged in Section 7 of Decree No. 214/02, which consists in " establishing the issuance of a Bond to cover the imbalance in the financial system", has only been partially met in the case of Banco de Galicia y Buenos Aires S.A. under that decree. Subsequently, Decree 2167/02 and Argentine Central Bank Communique "A" 3805 corrected that omission by complementing the calculation of the compensation including in it the assets recorded at foreign branches or subsidiaries subject to Decree 214/02 (see section entitled "Compensation to be granted to financial institutions").

          Within this context, Banco de Galicia y Buenos Aires S.A. agreed with Banco Galicia Uruguay S.A. to perform the necessary acts to provide the latter company, where applicable and subject to the prior authorization of the Argentine Central Bank, with the necessary funds for it to be able to reimburse all rescheduled deposits.

          Subsequently, the two financial institutions complemented that agreement through another agreement which explained that the legal effects, whether direct or indirect, of the declarations and covenants contained in the agreement, and the fulfillment of the commitments undertaken are subject to the normalization of the economic and financial situation of Banco de Galicia y Buenos Aires S.A. and to the repayment of the financial assistance granted to it by the Argentine Central Bank. These circumstances are mentioned in point 52 of Resolution No. 281 issued by that body.

          Furthermore, as a result of the intervention of the Central Bank of Uruguay in Banco Galicia Uruguay S.A., during last year and at the beginning of the current year, it was not possible to obtain financial statements prepared in accordance with Argentine accounting standards.

          In view of the above, and in compliance with the Galicia Capitalization and Liquidity Plan, the Bank has decided to record a provision to fully cover the value of its investments in Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (In Provisional Liquidation) in the amounts recorded as of December 31, 2001 and, while those circumstances still persist, it has decided to discontinue the consolidation of the financial statements of the two subsidiaries with those of the Bank and record a provision in Provisions for other contingencies, under liabilities, to cover the deficit in the consolidated equity of the two subsidiaries, according to estimates made by Banco de Galicia y Buenos Aires S.A. on the basis of documentation and information held by it.

          As of September 30, 2003, the Bank began to receive the accounting information on those two subsidiaries regularly, so the financial statements have been consolidated on a line-by-line basis with the balances of Banco Galicia Uruguay S.A., Banco de Galicia (Cayman) Limited (In Provisional Liquidation) and its subsidiaries.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued) ------

          The individual financial statements include the investment in Banco de Galicia (Cayman) Limited (In Provisional Liquidation) according to the equity method of accounting, while US$ 233,848 have been recorded in Provisions for other contingencies, under liabilities, to cover the deficit in the equity of Banco Galicia Uruguay S.A.

          In view of this, Banco de Galicia y Buenos Aires S.A. ratified its intention to continue operating the business of its Uruguayan subsidiary and meet the commitments previously undertaken, subject to the necessary authorizations.

          Situation of the controlled entities.
          ------------------------------------

          To complement the measures adopted by Banco de Galicia y Buenos Aires S.A., some of the companies that are indirectly controlled by that Bank, have carried out various action plans to overcome the impact of the situation of each of them, as detailed below:

          Tarjeta Comfiar S.A.

          The Company is making progress in the restructuring of its past due financial liabilities (see Note 8 subsect. b)). If the adverse economic conditions were to continue to affect the financial position of the company and its controlled entities, its ability to meet its obligations could be impaired, as well as the conduct of its business. Furthermore, on August 5, 2003 the company's shareholder Tarjeta Naranja S.A. informed it of a commitment to an irrevocable capital contribution for US$ 6,175.

          Tarjeta Naranja S.A.

          Progress has been made in the restructuring of due and payable financial liabilities (see Note 8 subsect. b)) and in the Company capitalization process, improved operating results having been recorded. In order to achieve longer terms and lower interest on its financial liabilities, two Agreements for the Redemption of Negotiable Obligations and Issuance of Debt Certificates secured by a Trust were signed, by which up to 4.5% and 1% of its monthly cash flow have been allocated to the payment of those certificates over eight years, counted as from the earlier of June 1, 2002 and February 1, 2003, respectively, or until the full amortization of the principal of the certificates subscribed. Furthermore, for purposes of valuing the debt certificates, a discount rate equivalent to an annual effective interest rate (TEA) of 11% has been assumed as a premise.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 1:   (Continued)

          The Company has also obtained a commitment for US$ 1,715 from minority shareholders to make contributions, subject to the restructuring of the liabilities held with Banco de Galicia y Buenos Aires S.A. and to a proportional contribution from the controlling shareholder (Tarjetas Regionales S.A.). In addition, Tarjeta Naranja S.A. has informed Banco de Galicia y Buenos Aires S.A. of this commitment, accompanying a proposal for the restructuring of the liabilities with that Bank, which was was accepted by the Board of Directors of the Bank on August 4, 2003 and has been submitted to the consideration of the Argentine Central Bank.

          Tarjetas Cuyanas S.A.

          This Company has entered into two agreements for the redemption of its negotiable obligations through the issuance of debt Certificates secured by a Trust (see Note 8 subsect. b)), allocating 5% and 1.75% of its monthly cash flow to the payment of those certificates, in a manner similar to Tarjeta Naranja S.A.

          Tarjetas del Mar S.A.

          The Company is making progress in the restructuring of its short-term financial debt (see Note 8, subsect. b)). Although the Management of Tarjetas del Mar S.A. understands that this action will enable it to mitigate the negative effects, it is not possible to assure that its implementation will be successful or if, once implemented, it will meet the objectives set.

          The impact of all the measures adopted to date by the Argentine Government on the financial statements of Grupo Financiero Galicia S.A. and its controlled entities as of September 30, 2003 was recognized according to evaluations and estimates made at the date of preparing them. Future actual results might differ from those evaluations and estimates and those differences could be significant. Therefore, the financial statements of Grupo Financiero Galicia S.A. may not report all the adjustments that could result from these adverse conditions or from any future amendments that could be made to legal and regulatory norms in force. Furthermore, at this time it is not possible to foresee the effect of future development of the country's economy or its consequences on the economic and financial position of Grupo Financiero Galicia S.A. and its controlled entities.

          Thus, any decision that must be made on the basis of these financial statements must take into account the future development of these measures and the financial statements must be considered in the light of these uncertain circumstances.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 2:   FINANCIAL STATEMENT PRESENTATION BASIS

          Through Resolutions Nos. C 238/01, C 243/01, C 261/01, c 262/01 and C 187/02, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncements Nos. 16, 17, 18, 19 and 20, respectively. Furthermore, the National Securities Commission (CNV) has adopted those Technical Pronouncements adding certain modifications to them. These regulations are mandatory for fiscal years commencing as from January 1, 2003. Furthermore, Resolution MD No. 503 of the CPCECABA was approved, the application if which is mandatory for fiscal years commencing as from April 1, 2003.

          The main modifications introduced by the new Technical Pronouncements, which have produced significant effects on the Company's financial statements, are as follows:

          1. Requirement to apply the deferred tax method in recognizing income tax.

          2. Addition of new disclosure requirements, including segment information, earnings per share and the comparative information to be presented.

          These financial statements have been stated in thousands of US dollars and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), approved with certain modifications by the CPCECABA, and in line with Resolutions issued by the CNV.

          The financial statements for the periods of six months ended September 30, 2003 and 2002 have been subject to a limited review by the external auditors of the Company. The Management of the Company considers they include all the necessary adjustments to present fairly the results for each period. The results for the periods of nine months ended September 30, 2003 and 2002 do not necessarily reflect the Company's results in proportion to the entire fiscal years.

          The preparation of financial statements at a given date requires management of the Company to make estimates and assessments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period. The management of the Company makes estimates to be able to calculate at a given time the depreciation and amortization charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future actual results may differ from those estimates and assessments made at the date these financial statements were prepared.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 2:   (Continued)

          As established by professional accounting standards and CNV resolutions, the effects of inflation have started to be recognized since January 1, 2002, considering that the accounting measurements originating prior to December 31, 2001 are stated in the currency of that date.

          On March 25, 2003, the National Executive Branch issued Decree 664 establishing that the financial statements for fiscal years ending as from that date be stated in nominal currency. Consequently, in accordance with CNV Resolution No. 441/03, the Company discontinued the restatement of its financial statements as from March 1, 2003. Although this criterion is not in accordance with prevailing professional accounting standards, this departure has not produced a significant effect on the financial statements. In the March-September 2003 period, a deflation rate of approximately 2% was recorded. The index used in restating the items in these financial statements is the domestic wholesale price index published by the National Statistics and Census Institute.

          For comparative purposes, the balances as of December 31, 2002 and September 30, 2002 have been restated following the guidelines contained in the preceding paragraphs of this Note. In addition, those balances have been reclassified to conform them to the current period presentation.

          The principal accounting policies used in preparing the financial statements are described below.


          a.   Assets and Liabilities in local currency

               Monetary assets and liabilities which include, where applicable, the interest accrued up to the closing date, are stated at period/year end currency value, so they do not require any adjustment whatsoever.


          b.   Foreign currency Assets and Liabilities (US dollars)

               Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina buying and selling rates of exchange, respectively, in force at the close of operations on the last working day of each period/year. Interest receivable or payable has been accrued, where applicable.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 2:   (Continued)

          c.   Investments

               c.1. Current

                    Time and special current account deposits have been valued at their face value, plus interest accrued at period/year end.

                    The negotiable obligations have been valued at their nominal value, plus accrued interest at period/year end.

               c.2. Non-current

                    The negotiable obligations have been valued at their nominal value, plus accrued interest at period/year end.

                    The equity interests in Banco de Galicia y Buenos Aires S.A. and Net Investment S.A. have been accounted for according to the equity method as of September 30, 2003. The equity interest in Banco de Galicia y Buenos Aires S.A. has been valued considering the effect of income tax determined according to the deferred tax method on the consolidated financial statements (see Note 3.b.7.a. to the consolidated financial statements).

                    The equity interests in Sudamericana Holding S.A. and Galicia Warrants S.A. have been accounted for under the equity method, on the basis of June 30, 2003 and July 31, 2003 financial statements, respectively, and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with professional accounting standards.

                    The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendency (SSN), without recognizing the effect of inflation for January and February 2003. This criterion is not in accordance with professional accounting standards. Nevertheless, this departure has not generated a significant effect on the financial statements of Grupo Financiero Galicia S.A.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

          d.   Fixed assets

               Fixed assets have been valued at their acquisition cost, restated into constant currency, as mentioned in the sixth and seventh paragraphs of this Note, net of the corresponding accumulated depreciation.

               Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

               The index-adjusted net book values of the assets, taken as a whole, do not exceed their value to the business at period end.


          e.   Intangible assets

               Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in the sixth and seventh paragraphs of this Note, net of the corresponding accumulated amortization, calculated based on their estimated useful life.

               The Company has recorded a valuation allowance of US$ 843 for the goodwill for the acquisition of the shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 2:   (Continued)

               Amortization charges are calculated on a straight-line basis in equal monthly installments over 60 months. The index-adjusted net book values of the assets taken as a whole do not exceed their estimated recoverable value at period end.

               As of September 30, 2003, the logotype and organization expenses were written off.

          f.   Income Tax

               Income tax has been determined according to the deferred tax method. (See Note 13).

          g.   Shareholders' Equity

               g.1. Activity in the shareholders' equity accounts has been restated as mentioned in the sixth and seventh paragraphs of this Note.

                    The "Subscribed and paid-up capital" account has been stated at its face value and at the value of the contributions, in the currency value of the period in which those contributions were actually made. The adjustment derived from the restatement of that account in constant monetary units has been allocated to the Capital Adjustment account. The opening balance of the retained earnings account has been modified, as disclosed under the Statement of Changes in Shareholders' Equity, to include a "Prior year gain adjustment of US$ 13,654, mainly corresponding to:

                    - US$ 13,037 due to the change of criterion for the accounting measurement of income tax adopted by the entities controlled by Banco de Galicia y Buenos Aires S.A.
                    - Adjustment derived from a foreign source tax loss carry-forward recognized as a loss for US$ 617 as of December 31, 2002.

               g.2. Income and expense accounts

                    The results for each period have been disclosed at restated values following the guidelines detailed in the sixth and seventh paragraphs of this Note.

          h.   Statement of cash flows

               The "Cash and banks" caption is considered to be cash. The activity in that statement has been presented in constant currency.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 3:   CASH AND BANKS

          The breakdown of this caption was as follows:

                                               9.30.03             12.31.02
                                              -------------       -------------

Cash (Schedule G)                                            312            352
Banks - current accounts (Note 11)                            10             91
                                                      ----------     ----------
Total                                                        322            443
                                                      ==========     ==========

NOTE 4:   OTHER RECEIVABLES

          The breakdown of this caption was as follows:

                                               9.30.03             12.31.02
                                              -------------       -------------
Current
Fiscal credits                                                 4             23
Prepaid expenses                                               4              2
Sundry debtors (Note 11 and
  Schedule G)                                                805             40
Others                                                     1,354           --
                                                      ----------     ----------
Total                                                      2,167             65
                                                      ==========     ==========

                                               9.30.03             12.31.02
                                              -------------       -------------
Non-current
Fiscal credits (Note 13)                                     288              2
Sundry debtors (Note 11 and Schedule G)                    1,164           --
                                                      ----------     ----------
Total                                                      1,452              2
                                                      ==========     ==========


NOTE 5:   SALARIES AND SOCIAL SECURITY LIABILITIES

          The breakdown of this caption was as follows:

                                               9.30.03             12.31.02
                                              -------------       -------------

Integrated Pension and Survivors' Benefit System               2              4
Health care plans                                              1              1
Accrued annual legal bonus and social security
contributions                                                  5           --
Directors' and syndics' fees accrual                          15             42
                                                      ----------     ----------
Total                                                         23             47
                                                      ==========     ==========

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 6:   TAX LIABILITIES

          The breakdown of this caption was as follows:

                                               9.30.03             12.31.02
                                              -------------       -------------
Current
Income tax payable, net of fiscal credits                      3              4
Income tax withholdings to be deposited                     --              445
Provision for turnover tax                                     1           --
Provision for tax on minimum notional
income, net of fiscal credits                                 57           --
                                                      ----------     ----------
Total                                                         61            449
                                                      ==========     ==========


                                               9.30.03             12.31.02
                                              -------------       -------------
Non-current
Deferred tax liability (Note 13)                          14,896         18,570
                                                      ----------     ----------
Total                                                     14,896         18,570
                                                      ==========     ==========

NOTE 7:   OTHER DEBTS

          The breakdown of this caption was as follows:

                                               9.30.03             12.31.02
                                              -------------       -------------
Current
Sundry creditors (Schedule G)                                 12            119
Expense accrual (Note 11 and Schedule G)                      39            355
Directors' qualification bond                               --                1
                                                      ----------     ----------
Total                                                         51            475
                                                      ==========     ==========


                                               9.30.03             12.31.02
                                              -------------       -------------
Non-current
Directors' qualification bond                                  2              1
                                                      ----------     ----------
Total                                                          2              1
                                                      ==========     ==========

NOTE 8:   CAPITAL STATUS

          As of September 30, 2003, the capital status of the Company was as follows:

======================== ================ ================ =================================================== =====================
                                                                                                               Date of registration
                                             Restated to                                                         with the Public
        Capital                Face Value     constant                            Approved by                       Registry of
                                              currency      --------------------------- ----------------------      Commerce
                                                                            Body                  Date
------------------------     ------------   ----------      -------------------------------------------------- ---------------------
                                 374,754      825,757
Subscribed, issued,                                         Extraordinary shareholders'         05.16.00
paid-in and registered                                                meeting            07.24.00 and 07.26.00       08.09.00
                                                                Board of Directors
                             ------------   ----------
Total                          374,754        825,757
======================== ================   ===========    ============================== ==================== =====================

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 9: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

          As of September 30, 2003 the breakdown of receivables, investments and debts according to their estimated collection or payment terms was as follows:


============================ ==================== ================ =================== =================== ====================
                              Other receivables   Investments         Salaries and      Tax liabilities     Other liabilities
                                                                    social security
                                                                      liabilities
---------------------------- -------------------- ---------------- ------------------- ------------------- --------------------
Falling due within:
1st  Quarter                               1,414            7,101                   8                   4                   51
2nd Quarter                                  374                -                   -                   -                    -
3rd Quarter                                  376                -                  15                  57                    -
4th Quarter                                    3                -                   -                   -                    -
After one year                             1,450           42,549                   -              14,896                    2
                             -------------------- ---------------- ------------------- ------------------- --------------------
Subtotal falling due                       3,617           49,650                  23              14,957                   53
                             -------------------- ---------------- ------------------- ------------------- --------------------
Without any set due date                       2          466,384                   -                   -                    -
                             -------------------- ---------------- ------------------- ------------------- --------------------
Total                                      3,619          516,034                  23              14,957                   53
                             -------------------- ---------------- ------------------- ------------------- --------------------
Non-interest bearing                       2,814          466,384                  23              14,957                   53
At a fixed rate                              805           49,650                   -                   -                    -
---------------------------- -------------------- ---------------- ------------------- ------------------- --------------------
Total                                      3,619          516,034                  23              14,957                   53
============================ ==================== ================ =================== =================== ====================


NOTE 10:  EQUITY INTERESTS IN OTHER COMPANIES

          The breakdown of long-term investments was as follows:

====================================================================================================================================
                                                             As of 9.30.03
------------------------------------------------------------------------------------------------------------------------------------
         Issuing company                           Shares           Percentage of interest held in  Principal line of  Face value
                                                                                                       business         per share
                                ------------------- -------------- --------------- --------------
                                          Type           Number      Total Capital  Possible votes
------------------------------- ------------------- -------------- --------------- --------------
                                 Ordinary class "A"           101                                     Financial         0.00034
Banco de Galicia y Buenos Aires                                                                       activities
S.A.                             Ordinary class "B"   438,599,602                                                       0.00034
                                ------------------- -------------- --------------- --------------
                                        Total         438,599,703      93.585537%     93.585542%
------------------------------- ------------------- -------------- --------------- -------------- ------------------- ----------
Net Investment S.A.                   Ordinary             10,500          87.50%       87.50%        Financial and
                                                                                                      investment
                                                                                                      activities        0.00034
------------------------------- ------------------- -------------- --------------- -------------- ------------------- ----------
Sudamericana Holding S.A.        Ordinary class "A"        31,302                                   Financial and       0.00034
                                                                                                      Investment
                                 Ordinary class "B"        41,735                                     activities        0.00034
                                ------------------- -------------- --------------- --------------
                                        Total              73,037      87.500899%     87.500899%
------------------------------- ------------------- -------------- --------------- -------------- ------------------- ----------
                                                                                                       Issuer of
                                                                                                       warehouse
                                                                                                      receipts and
Galicia Warrants S.A.                 Ordinary            175,000        87.50%         87.50%          warrants        0.00034
=============================== ==================== ============= ====================== ===================== ===============

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 10:  (Continued)

==========================================================================================================
                                            As of 12.31.02
----------------------------------------------------------------------------------------------------------
         Issuing company                            Shares                 Percentage of interest held in

                                    ------------------- --------------- ------------------ ---------------
                                            Type              Number       Total Capital  Possible votes
----------------------------------- ------------------- ---------------    -------------  ----------------

Banco de Galicia y Buenos Aires      Ordinary class "A"            101
S.A.
                                     Ordinary class "B"    438,599,602
                                    ------------------- ---------------    -----------    -------------
                                            Total          438,599,703      93.585537%      93.585542 %
----------------------------------- ------------------- ---------------    -----------    -------------


Net Investment S.A.                       Ordinary              10,500        87.50%           87.50%
----------------------------------- ------------------- ---------------    -----------    -------------
                                          Ordinary
                                          Class "A"             31,302
Sudamericana Holding S.A.                 Ordinary
                                          Class "B"             41,735
                                    ------------------- ---------------    -----------    -------------
                                            Total               73,037      87.500899%       87.500899%
----------------------------------- ------------------- ---------------    -----------    -------------



Galicia Warrants S.A.                     Ordinary             175,000       87.50%           87.50%
=================================== =================== ===============    =========== ================



================================================================================
                                 As of 12.31.02
--------------------------------------------------------------------------------
       Issuing company               Principal line of     Face value
                                        business           per share
----------------------------------- --------------        ---------
Banco de Galicia y Buenos Aires       Financial            0.00034
S.A.                                   activities
                                                           0.00034
----------------------------------- --------------        ---------
                                      Financial and
                                       investment
Net Investment S.A.                    activities          0.00034
----------------------------------- --------------        ---------

                                      Financial and        0.00034
Sudamericana Holding S.A.              investment
                                       activities          0.00034
----------------------------------- --------------        ---------
                                       Issuer of
                                       warehouse
                                      receipts and
Galicia Warrants S.A.                   warrants           0.00034
=================================== =============         =========

          The financial condition and results of controlled companies were as follows:

======================================================================================================= ============================
                                         Financial condition                                                  Issuing company
                                            as of 9.30.03
                                                                                                        ----------------------------
                                                                                                      Banco de Galicia      Net
                                                                                                        y Buenos         Investment
                                                                                                        Aires S.A.         S.A.
----------------------------------------------------------------------------------------------          ----------------------------
Assets                                                                                                  7,197,616          2,015
Liabilities                                                                                             6,718,181             21
Shareholders' equity                                                                                      479,435          1,994
Result for the period of nine months ended 9.30.03                                                        (52,890)        (1,940)
==============================================================================================         ==========        =========



====================================================================================================================-===============
                                                                                                                Issuing company
                                                                                                              ---------------------
                                  Financial condition                                                          Galicia Warrants S.A.
                                   As of 7.31.03(*)
----------------------------------------------------------------------------------------------                ------ ---------------
Assets                                                                                                                 2,024
Liabilities                                                                                                              371
Shareholders' equity                                                                                                   1,653
Result for the period of nine months ended July 31, 2003                                                                 139
==============================================================================================                         =====
(*) See Note 2.c.2.

====================================================================================================================================
                                                                                                               Issuing company
                                                                                                          -------------------------
                                 Financial condition                                                      Sudamericana Holding S.A.
                                   As of 6.30.03(*)
----------------------------------------------------------------------------------------------            -------------------------
Assets                                                                                                                  7,608
Liabilities                                                                                                                21
Shareholders' equity                                                                                                    7,587
Result for the period of nine months ended 6.30.03                                                                    (3,199)
==============================================================================================            ========================
 (*) See Note 2.c.2.

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 10:  (Continued)

=======================================================================================================-============================
                                                                                                             Issuing company
                                                                                                   ---------------------------------
                                  Financial condition as of 12.31.02                               Banco de Galicia          Net
                                       Results as of 9.30.02                                           y Buenos          Investment
                                                                                                       Aires S.A.            S.A.
------------------------------------------------------------------------------------------------------- ----------------------------
Assets                                                                                                  7,579,317             2,833
Liabilities                                                                                             7,046,995               30
Shareholders' equity                                                                                      532,322            2,803
Result for the period of nine months ended 9.30.02                                                       (399,020)          (1,995)
==============================================================================================         ==========        =========

==============================================================================================================-=====================
                                                                                                              Issuing company
                                                                                                           -------------------------
                     Financial condition as of 9.30.02                                                     Sudamericana Holding S.A.
                           Results as of 6.30.02
------------------------------------------------------------------------------------------------------------------------------------
Assets                                                                                                            11,152
Liabilities                                                                                                          284
Shareholders' equity                                                                                              10,868
Result for the period of nine months ended 6.30.02                                                                   278
                                                                                                                  ======
====================================================================================================================================

                                                                                                               Issuing company
                                                                                                            ------------------------
                    Financial condition as of 10.31.02                                                      Galicia Warrants S.A.
                           Results as of 7.31.02
------------------------------------------------------------------------------------------------------------------------------------
Assets                                                                                                              2,062
Liabilities                                                                                                           548
Shareholders' equity                                                                                                1,514
Result for the period of nine months ended 7.31.02                                                                   (15)
====================================================================================================================================

NOTE 11   INTERCOMPANY BALANCES AND TRANSACTIONS - SECTION 33 OF LAW 19550

          The financial statements include the following significant balances of the transactions carried out with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:

Banco de Galicia y Buenos Aires S.A.                                                                    9.30.03            12.31.02
                                                                                                        -------            --------
ASSETS
Cash and banks - current accounts (Note 3)                                                                      9                 90
Investments - time deposits (Schedule C)                                                                    1,335              6,807
                                                                                                       ----------          ---------
Total                                                                                                       1,344              6,897
                                                                                                       ==========          =========

LIABILITIES
Other liabilities - expense accrual (Note 7)                                                                    1                 42
                                                                                                       ----------          ---------
Total                                                                                                           1                 42
                                                                                                       ==========          =========

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 11:  (Continued)

INCOME                                                                                                  9.30.03              9.30.02
                                                                                                       ----------          ---------
Financial income - interest on time deposits                                                                  475              3,936
                                                                                                       ----------          ---------
Total                                                                                                         475              3,936
                                                                                                       ==========          =========

EXPENSES
Administrative expenses (Schedule H)
Leasing of brand                                                                                              171                177
Bank charges                                                                                                    2                  1
General expenses                                                                                               19                 15
                                                                                                       ----------          ---------
Total                                                                                                         192                193
                                                                                                       ==========          =========

Banco Galicia (Cayman) Limited
                                                                                                          9.30.03          12.31.02
                                                                                                       ----------          ---------
ASSETS
Other receivables - Sundry debtors (Note 4)
                                                                                                            1,164               --
                                                                                                       ----------          ---------
Total                                                                                                       1,164               --
                                                                                                       ==========          =========

                                                                                                          9.30.03           9.30.02
                                                                                                       ----------          ---------
INCOME
Financial results - other interest                                                                              5               --
                                                                                                       ----------          ---------
Total                                                                                                           5               --
                                                                                                       ==========          =========

Banco Galicia Uruguay S.A
                                                                                                          9.30.03           12.31.02
                                                                                                       ----------          ---------
ASSETS
Investments - special current account deposits (Schedules C and G)                                            768              1,591
Investments -  negotiable obligations (Schedules C and G)                                                  42,549             51,456
                                                                                                       ----------          ---------
Total                                                                                                      43,317             53,047
                                                                                                       ==========          =========

INCOME                                                                                                    9.30.03            9.30.02
                                                                                                       ----------          ---------
Financial income - interest on special current account deposits                                              --                   52
Financial income - interest on negotiable obligations                                                         369                958
                                                                                                       ----------          ---------
Total                                                                                                         369              1,010
                                                                                                       ==========          =========

Galicia Valores S.A. Sociedad de Bolsa

EXPENSES                                                                                                  9.30.03            9.30.02
                                                                                                       ----------          ---------
                                                                                                                1               --
Financial results - Loss on Indol
                                                                                                       ----------          ---------
Total                                                                                                           1               --
                                                                                                       ==========          =========

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)


NOTE 11:  (Continued)

Galicia Warrants S.A.
                                                                                                          9.30.03           9.30.02
                                                                                                       ==========          =========
INCOME
Financial income - Interest earned                                                                            --                  1
                                                                                                       ----------          ---------
Total                                                                                                         --                  1
                                                                                                       ==========          =========

B2Agro S.A.
                                                                                                          9.30.03           12.31.02
                                                                                                       ----------          ---------
ASSETS
Other receivables - sundry debtors (Note 4)                                                                   805                 40
                                                                                                       ----------          ---------
Total                                                                                                         805                 40
                                                                                                       ==========          =========

INCOME                                                                                                    9.30.03            9.30.02
                                                                                                       ----------          ---------
Financial results - interest earned                                                                            18               --
                                                                                                       ----------          ---------
Total                                                                                                          18               --
                                                                                                       ==========          =========

Tarjetas del Mar                                                                                          9.30.03            9.30.02
                                                                                                       ----------          ---------
INCOME
Other income and expenses                                                                                       8               --
                                                                                                       ----------          ---------
Total                                                                                                           8               --
                                                                                                       ==========          =========


NOTE 12:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

          At September 30, 2003 there are no restrictions on the distribution of the Company's retained earnings except for those established by the Argentine Commercial Companies Law and Resolution No. 368/2001 of the National Securities Commission insofar as concerns the setting up of the Legal Reserve with 5% of the net income for the year until 20% of the capital stock is reached. (See Note 10 to the consolidated financial statements).

NOTE 13:  INCOME TAX - DEFERRED TAX

          Income tax has been determined according to the deferred tax method.

          The following tables show the changes and breakdown of deferred tax assets and liabilities:

          Deferred tax assets:

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 13:  (Continued)

                                                                                                      Other receivables       Total
                                                                                                      -----------------       -----
Opening balances                                                                                               --               --
Charge to results                                                                                             200              200
Closing balances                                                                                              200              200

          Deferred tax liabilities:

                                                Fixed assets                 Investments                      Total
Opening balances                                     4                         18,406                        18,410
Charge to results                                    -                         (3,514)                       (3,514)
Closing balances                                     4                         14,892                        14,896


          Deferred net liabilities at period end, derived from the information included in the preceding tables, amount to US$ 14,696.

          The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss:

Result for the  period before income tax                                                                        (70,104)
Permanent difference:
Result of exposure to inflation                                                                                      381
Restatement of profit & loss items                                                                                   738
Result of long-term investments                                                                                   59,132
Consolidation adjustment per Technical Pronouncement No. 4                                                           252
Impairment of value of goodwill                                                                                      843
Prior year income tax adjustment                                                                                       6
Non-deductible expenses                                                                                              468
Organization expenses                                                                                              (579)
                                                                                                        -----------------
Taxable accounting result                                                                                        (8,863)
Income tax rate in force                                                                                             35%
                                                                                                        -----------------
Total income tax loss carry-forward (*)                                                                          (3,103)
Variation between closing and opening deferred tax assets                                                              4
Variation between closing and opening deferred tax liabilities                                                     3,514
                                                                                                        -----------------
Sub-total                                                                                                            415
Argentine source loss carry-forward (**)                                                                             196
Foreign source loss carry-forward                                                                                  (611)
                                                                                                        -----------------
Tax determined                                                                                                         -
                                                                                                        =================
(*) Recognized in other income and expenses (**)
Recognized in other receivables

                          Grupo Financiero Galicia S.A.
       "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                   (figures stated in thousands of US dollars)



NOTE 14:  EARNINGS PER SHARE

          Below is a breakdown of the Earnings per share as of September 30, 2003 and 2002:

                                                                                                          9.30.03           9.30.02
                                                                                                        ---------         ---------

(Loss) for the period                                                                                     (67,001)         (370,043)

Number of subscribed and paid-up ordinary shares                                                        1,092,407         1,092,407

Earning per ordinary share:
- Basic                                                                                                    (0,06)            (0,34)
- Diluted                                                                                                  (0,06)            (0,34)

NOTE 15:  SUBSEQUENT EVENTS

          After September 30, 2003, the Company made new cash irrevocable capital contributions in Net Investment S.A. for US$ 21.

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Fixed assets
For the period of nine months ended September 30, 2003
In comparative format with the fiscal year ended December 31, 2002.
 (figures stated in thousands of US dollars)

                                                                                                                         Schedule A

                                                              ORIGINAL VALUES
--------------------------------------------------------------------------------------------------------------


         Principal account       At beginning of        Increases           Deletions       At end of period
                                       year
------------------------------- ------------------- ------------------- ------------------- ------------------
   Real estate                        1,118                   -                   -              1,118
   ---------------------------- ------------------- ------------------- ------------------- ------------------

   Vehicles                              26                   -                  26                  -

   ---------------------------- ------------------- ------------------- ------------------- ------------------
   Hardware and software                177                   2                   -                179
   ---------------------------- ------------------- ------------------- ------------------- ------------------
   Furniture and facilities              70                   1                   -                 71
   ---------------------------- ------------------- ------------------- ------------------- ------------------
   Total                               1,391                  3                  26              1,368
   ============================ =================== =================== =================== ==================

                                                               DEPRECIATION
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    For the period
                                                                           ---------------------------------
         Principal account         Accumulated at          Deletions           Rate            Amount         Accumulated at end
                                  beginning of year                             %                                  of period
------------------------------- ---------------------- ------------------- ------------- ------------------- ----------------------
   Real estate                           23                   -         2                      16                     39
   ---------------------------- ---------------------- ------------------- ------------- ------------------- ----------------------

   Vehicles                               7                   8         20                      1                      -

   ---------------------------- ---------------------- ------------------- ------------- ------------------- ----------------------
   Hardware and software                 69                   -         20                     27                     96
   ---------------------------- ---------------------- ------------------- ------------- ------------------- ----------------------
   Furniture and facilities              27                   -         20                     11                     38
   ---------------------------- ---------------------- ------------------- ------------- ------------------- ----------------------
   Total                                126                   8                                55                    173
   ============================ ====================== =================== ============= =================== ======================


                                 Net book value at      Net book value at
                                     9.30.03               12.31.02
-------------------------------------------------------------------------------
         Principal account

   ---------------------------- --------------------- ----------------------
   Real estate                       1,079                  1,095
   ---------------------------- --------------------- ----------------------

   Vehicles                              -                     19

   ---------------------------- --------------------- ----------------------
   Hardware and software                83                    108
   ---------------------------- --------------------- ----------------------
   Furniture and facilities             33                     43
   ---------------------------- --------------------- ----------------------
   Total                             1,195                  1,265
   ============================ ===================== ======================

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering" Intangible assets
For the period of nine months ended September 30, 2003
In comparative format with the fiscal year ended December 31, 2002. (figures stated in thousands of US dollars)

                                                                                                                          Schedule B

======================================================================================================
                                           ORIGINAL VALUES

------------------------------------------------------------------------------------------------------
                       At beginning of
 Principal account          year                    Increases       Deletions       At end of period


 Logotype                           19                 -               19                   -
------------------------------------------------------------------------------------------------------
 Organization expenses             302                 -              302                   -
------------------------------------------------------------------------------------------------------
 Goodwill                        6,883                 -                -               6,883
------------------------------------------------------------------------------------------------------
 Total                           7,204                 -              321               6,883
======================================================================================================

====================================================================================================================
                                                     AMORTIZATION
--------------------------------------------------------------------------------------------------------------------
                                 Accumulated                                                            Accumulated
                                 at beginning                            For the period                  at end of
 Principal account                 of year           Deletions      Rate %         Amount                 period
--------------------------------------------------------------------------------------------------------------------
 Logotype                             9                  9            20                -                      -
--------------------------------------------------------------------------------------------------------------------
 Organization expenses               141               141            20                -                      -
--------------------------------------------------------------------------------------------------------------------
 Goodwill                          2,352                 -            20            1,032                  3,384
--------------------------------------------------------------------------------------------------------------------
 Total                             2,502               150                          1,032                  3,384
====================================================================================================================

================================================================================
                               Valuation           Net book            Net book
                               allowance           value at            value at
Principal account            (Schedule E)          9.30.03             9.30.03
-------------------------------------------------------------------------------

 Logotype                          -                   -                  10
-------------------------------------------------------------------------------
 Organization expenses             -                   -                 161
--------------------------------------------------------------------------------
 Goodwill                        843               2,656               4,531
--------------------------------------------------------------------------------
 Total                           843               2,656               4,702
================================================================================

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
Acquisition of Shares in a Public Offering"
Investments
Equity Interests in Other Companies and Other Investments
Statement of Financial Condition as of September 30, 2003 and December 31, 2002
(figures stated in thousands of US dollars)
Schedule C

============================================================================================================= ======================
         Issuance and characteristics of the securities                                               Book Value       Book Value
                                                                                                    as of 9.30.03    as of 12.31.02
                                                                                                    -------------    --------------

Current  investments (*)
Special current account deposits (Note 11 and Schedule G)                                                     768              1,591
Time deposits (Note 11 and Schedule G)                                                                      6,258             10,486
Mutual Funds                                                                                                   75               --
Negotiable Obligations  (Note 11 and Schedule G)                                                             --                  429
                                                                                                       ----------          ---------
Total current investments                                                                                   7,101             12,506
                                                                                                       ==========          =========

(*) include accrued interest.

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory
Acquisition of Shares in a Public Offering"
Investments
Equity Interests in Other Companies and Other Investments
Statements of Financial Condition as of September 30, 2003 and December 31, 2002
(figures stated in thousands of US dollars)
                                                                                                         Schedule C (contd.)


=============================================================================================================================





    Issuance and characteristics of the             Class      Face Value       Number         Acquisition       Quotation
                securities                                                                        cost           per share
                                                                                                                   as of
                                                                                                                  9.30.03
-----------------------------------------------------------------------------------------------------------------------------

Non-current investments
Negotiable   Obligations (Note 11 and
Schedule G)

Banco de Galicia y Buenos Aires S.A.       Ordinary class "A"    0,0004                 101
                                           Ordinary class "B"    0,0004         438,599,602                       0,000911
                                                                            --------------------------------
                                                                                438,599,703          918,348

Net Investment S.A.                        Ordinary              0,0004              10,500                8

                                           Irrevocable                                                 7,588
                                           contributions


Sudamericana Holding S.A.                  Ordinary class "A"    0,0004              31,302
                                           Ordinary class "B"    0,0004              41,735
                                                                            --------------------------------
                                                                                     73,037           11,787
                                           Irrevocable
                                           contributions                                               3,541

Galicia Warrants S.A.                      Ordinary              0,0004             175,000            4,225



                                           ----------------------------------------------------------------------------------
Total Non-current investments                                                                        945,497
=============================================================================================================================


=============================================================================================


    Issuance and characteristics of the    Equity value      Book Value       Book Value
                securities                   as of             as of            as of
                                            9.30.03           9.30.03         12.31.02

---------------------------------------------------------------------------------------------
Non-current investments
Negotiable   Obligations (Note 11 and                               42,549(*)        51,027(*)
Schedule G)

Banco de Galicia y Buenos Aires S.A.


                                                  456,207          456,207          498,177

Net Investment S.A.

                                                    2,067            2,067            2,634



Sudamericana Holding S.A.


                                                    6,661            6,661            9,532



Galicia Warrants S.A.                               1,449            1,449            1,329





                                           --------------------------------------------------
Total Non-current investments                     466,384          508,933          562,699
=============================================================================================


==================================================================================================================================
                                                                   INFORMATION ON THE ISSUING COMPANY
                                        ------------------------------------------------------------------------------------------
                                                                 LATEST FINANCIAL STATEMENTS (Note 10)
                                        ------------------------------------------------------------------------------------------
    Issuance and characteristics of the   Principal line of        Date   Capital          Net         Shareholders'      %
                securities                   business                     Stock        income/(loss)      equity     of equity held
                                                                                                                     in the capital
                                                                                                                          stock
-----------------------------------------------------------------------------------------------------------------------------------
Non-current investments
Negotiable   Obligations (Note 11 and
Schedule G)

Banco de Galicia y Buenos Aires S.A.


                                        Financial activities     9.30.03    160,776   (52,890)(**)         479,435       93.585537%

Net Investment S.A.                     Financial and
                                        investment
                                        activities               9.30.03          4     (1,940)(**)          1,994           87.50%



Sudamericana Holding S.A.




                                        Investment activities    6.30.03         28     (4,222)(***)         7,587       87.500899%

Galicia Warrants S.A.                   Issuer of warehouse
                                        receipts and warrants

                                                                 07.31.03        69       (130)(#)           1,653           87.50%


                                        -------------------------------------------------------------------------------------------
Total Non-current investments
===================================================================================================================================

(*)  includes accrued interest.
(**) for the period of nine months ended September 30, 2003.
(***)for the fiscal year ended June 30, 2003.
(#)  for the period of three months ended July 31, 2003.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
 Acquisition of Shares in a Public Offering" Allowances and Provisions For the
                             period of nine months
                            ended September 30, 2003.
       In comparative format with the fiscal year ended December 31,2002.
                  (figures stated in thousands of US dollars)
                                   Schedule E

=================================================================================--------------------------------------------------=
                         Captions                             Balance at beginning    Increases      Decreases        Balance at end
                                                                    of year                                             of period
                         --------                             --------------------    ---------      ---------        --------------
Allowances:

Valuation allowance - Intangible assets (Schedule B)                   --               1,029          (186)                843
                                                                      ---              ------       -------                 ---
Total as of 9.30.03                                                    --               1,029          (186)                843
                                                                      ---              ------       -------                 ---
Total as of 12.31.02                                                   --              57,013       (57,013)                 --
                                                                      ---              ------       -------                 ---
Provisions:
Total as of 9.30.03                                                    --                  --            --                  --
                                                                      ---              ------       -------                 ---
Total as of 12.31.02                                                   --              13,842       (13,842)                 --
                                                                      ===              ======       =======                 ===
=================================================================================--------------------------------------------------=

                         -Grupo Financiero Galicia S.A.
           "Corporation which has not adhered to the Optional System
          for the Mandatory Acquisition of Shares in a Public Offering"
                     Foreign Currency Assets and Liabilities
Statement of Financial Condition as of September 30, 2003 and December 31, 2002
                  (figures stated in thousands of US dollars)

                                                                                                                         Schedule G

------------------------------------------------------------------------------------------------==================
        Captions                              Amount and type of                          Amount in Argentine
                                                   foreign                                      currency
                                                  currency             Quotation               at 9.30.03
------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and due from banks
Cash                                      US$                 309        2.915                                902
Imprest fund                              US$                   -        2.915                                  -
Investments
Special current account deposits          US$                 768        2.915                              2,240
Time deposits                             US$               3,005        2.915                              8,759
Negotiable obligations                    US$                   -        2.915                                  -
Other receivables
Sundry debtors                            US$                 805        2.915                              2,347
                                                                                       ---------------------------
Total Current Assets                                                                                       14,248

                                                                                       ---------------------------
NON-CURRENT ASSETS
Other receivables
Sundry debtors                            US$               1,163        2,915                              3,391
Investments
Negotiable obligations                    US$              42,549        2.915                            124,029
                                                                                       ---------------------------
Total Non-current Assets                                                                                  127,420

                                                                                       ---------------------------
Total Assets                                                                                              141,668
                                                                                       ===========================
LIABILITIES
CURRENT LIABILITIES
Other debts
Sundry creditors                          US$                   9        2.915                                 27
Expense accrual                           US$                  23        2.915                                 67

                                                                                       ---------------------------
Total Current Liabilities                                                                                      94
                                                                                       ---------------------------

Total Liabilities                                                                                              94
=--------------------------------------------------------------------------------------------=====================


---------------------------------------------------------------------------=====================
     Captions                                 Amount and type of                Amount in Argentine
                                                  foreign                           currency
                                                 currency                          at 12.31.02
------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and due from banks
Cash                                      US$                343                          999
Imprest fund                              US$                  7                           20
Investments
Special current account deposits          US$              1,591                        4,638
Time deposits                             US$              1,512                        4,408
Negotiable obligations                    US$                429                        1,249
Other receivables
Sundry debtors                            US$                 40                          117
                                                                    ----------------------------
Total Current Assets                                                                   11,431
                                                                    ----------------------------

NON-CURRENT ASSETS
Other receivables
Sundry debtors                                                 -                            -
Investments
Negotiable obligations                    US$             51,027                      148,744
                                                                    ----------------------------
Total Non-current Assets                                                              148,744
                                                                    ----------------------------

Total Assets                                                                          160,175
                                                                    ============================
LIABILITIES
CURRENT LIABILITIES
Other debts
Sundry creditors                          US$                202                          588
Expense accrual                           US$                221                          643
                                                                    ----------------------------
Total Current Liabilities                                                               1,231
                                                                    ----------------------------
Total Liabilities                                                                       1,231
------------------------------------------------------------------------------------------------

                         Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
        -Information required by Section 64, subsection b) of Law 19550
                         For the period of nine months
                           ended September 30, 2003.
    In comparative format with the same period of the previous fiscal year.
                  (figures stated in thousands of US dollars)

                                                                                                                         Schedule H

-----------------------------------------------------------------------------------------------------------------------------------
               Captions                                         Total as of            Administrative expenses         Total as of
                                                                  9.30.03                                                9.30.02
-----------------------------------------------------------------------------------------------------------------------------------
Salaries and social security charges                                    177                      177                        249
Services to the staff                                                     5                        5                         65
Training expenses                                                         2                        2                          7
Directors' and syndics' fees                                             15                       15                         42
Fees for services                                                       509                      509                        850
Fixed asset depreciation                                                 55                       55                         54
Intangible asset amortization                                         1,032                    1,032                      1,081
Leasing of brand (*)                                                     12                       12                         11
Stationery and office supplies                                            5                        5                          3
Condominium Expenses                                                     15                       15                         20
Entertainment, transportation and per diem                                7                        7                         12
Vehicles expenses                                                         1                        1                          6
Insurance                                                                 -                        -                         29
Electricity and communications                                           16                       16                         21
Taxes, rates and assessments and contributions                          182                      182                        181
Bank charges (*)                                                          -                        -                          -
General expenses (*)                                                    115                      115                        191
                                                             ----------------------------------------------------------------------
Total                                                                 2,148                    2,148                      2,822
===================================================================================================================================

   (*) Balances net of eliminations corresponding to intercompany transactions (per Section 33 of Law 19550). See Note 11 to the
       financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
   Information required in addition to the Notes to the Financial Statements
                         For the period of nine months
             commenced January 1, 2003 and ended September 30, 2003.
                        Presented in comparative format
                   (figures stated in thousands of US dollars)


NOTE 1:   LEGAL SYSTEMS

          There are no significant specific legal systems entailing the lapsing of contingent benefits envisaged by those regulations or their rebirth.

NOTE 2:   CLASSIFICATION OF RECEIVABLES AND DEBTS

          2.1. Receivables: See Note 9 to the financial statements.

          2.2. Debts: See Note 9 to the financial statements.

NOTE 3: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

          3.1. Receivables: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.

          3.2. Debts: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.

NOTE 4:   EQUITY INTERESTS IN OTHER COMPANIES - SECTION 33 OF LAW 19550

          See Notes 9, 10 and 11 and Schedule C to the financial statements.

NOTE 5:   RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS

          As of September 30, 2003 and December 31, 2002 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
   Information required in addition to the Notes to the Financial Statements
                                  (Continued)
                   (figures stated in thousands of US dollars)


NOTE 6:   PHYSICAL INVENTORY OF INVENTORIES

          As of September 30, 2003 and December 31, 2002 the Company did not have any inventories.

NOTE 7:   FIXED ASSETS

          See Schedule A to the financial statements.

          a) As of September 30, 2003 and December 31, 2002 the Company did not have any technically appraised fixed assets.

          b) As of September 30, 2003 and December 31, 2002 the Company did not have any obsolete fixed assets which have a carrying value.

          c) As of September 30, 2003 and December 31, 2002, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 8:   INSURANCE

          As of September 30, 2003 and December 31, 2002, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

================================================================================================
Insured                                   Insured                 Book            Book
assets        Risks covered               amount                Value as        Value as
                                                                   of              of
                                                                 9.30.03        12.31.02
------------------------------------------------------------------------------------------------
Vehicles     Third party liability,
             fire, theftand total loss.      -                     -               19
================================================================================================


NOTE 9:   ALLOWANCES AND PROVISIONS

          See Schedule E to the financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
   Information required in addition to the Notes to the Financial Statements
                                  (Continued)
                   (figures stated in thousands of US dollars)


NOTE 10:  CONTINGENCIES

          As of September 30, 2003 and December 31, 2002, there were no contingencies highly likely to occur which have not been given accounting recognition.

NOTE 11:  IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

          As of September 30, 2003 and December 31, 2002, there were no irrevocable contributions towards future share subscriptions.

NOTE 12:  DIVIDENDS ON PREFERRED SHARES

          As of September 30, 2003 and December 31, 2002, there were no cumulative unpaid dividends on preferred shares.

NOTE 13:  LEGAL RESERVE

          See Note 12 to the financial statements.

                         Grupo Financiero Galicia S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
       Supplementary and Explanatory Statement by the Board of Directors
             For the period of nine months commenced January 1, 2003
                          and ended September 30, 2003.
                         Presented in comparative format
                  (figures stated in thousands of US dollars)

As called for by the norms regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors takes pleasure in submitting the following supplementary and explanatory information.

A. Current Assets:

     a)   Receivables:

          1)   See Note 9 to the financial statements.

          2)   See Notes 4 and 9 to the financial statements.

          3) As of September 30, 2003 and December 31, 2002 the Company had not set up any allowances or provisions.

     b)   Inventories:

          As of September 30, 2003 and December 31, 2002, the Company did not have any inventories.

B. Non- Current Assets:

     a)   Receivables:
          of September 30, 2003 and December 31, 2002 the Company had not set up any allowances or provisions.

     b)   Inventories:
          As of September 30, 2003 and December 31, 2002, the Company did not have any inventories.

     c)   Investments:
          See Note 10 and Schedule C to the financial statements.

     d)   Fixed assets:

          1) As of September 30, 2003 and December 31, 2002, the Company did not have any technically appraised fixed assets.

          2) As of September 30, 2003 and December 31, 2002, the Company did not have any obsolete fixed assets which have a carrying value.

                          Grupo Financiero Galicia S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
       Supplementary and Explanatory Statement by the Board of Directors
                                  -(Continued)
                  (figures stated in thousands of US dollars)

     e)   Intangible assets:

          1) See Note 2.e. and Schedules B and E to the financial statements.

          2) As of September 30, 2003 and December 31, 2002, there were no deferred charges.

C.   Current Liabilities:

     a)   Debts:

          1)   See Note 9 to the financial statements.

          2)   See Note 9 to the financial statements.

D.   Allowances and provisions:

     See Schedule E to the financial statements.

E.   Foreign Currency Assets and Liabilities:

     See Note 2.b. and Schedule G to the financial statements.

F.   Shareholders' Equity:

     1) As of September 30, 2003 and December 31, 2002, the Shareholders' Equity did not include the Irrevocable Advances towards Future Share Issues account.

     2) As of September 30, 2003 and December 31, 2002, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G.   Miscellaneous:

     1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law 19550 do not apply to its equity interests in other companies.

     2) As of September 30, 2003 and December 31, 2002, the Company recorded receivables for operations conducted with related companies for US$ 1,969 and US$ 40, respectively.

     3) As of September 30, 2003 and December 31, 2002 there were no receivables due from or loans granted to directors or syndics or members of

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
        Supplementary and Explanatory Statement by the Board of Directors
                                  (Continued)
                  (figures stated in thousands of US dollars)


          the surveillance committee or their relatives up to the second degree inclusive.

     4)   See Notes 9 and 11 to the financial statements.

     5) As of September 30, 2003 and December 31, 2002, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:


================================================================================================
Insured                                   Insured                 Book            Book
assets        Risks covered               amount                Value as        Value as
                                                                   of              of
                                                                 9.30.03        12.31.02
------------------------------------------------------------------------------------------------
Vehicles     Third party liability,
             fire, theftand total loss.      -                     -               19
================================================================================================

     6) As of September 30, 2003 and December 31, 2002, there were no contingencies highly likely to occur which have not been given accounting recognition.

     7) As of September 30, 2003 and December 31, 2002, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law 19550 in these financial statements.

Autonomous City of Buenos Aires, November 5, 2003.

(signed) Antonio Roberto Garces
Chairman

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
              Informative Review as of September 30, 2003 and 2002
                  (figures stated in thousands of US dollars)

The loss for the period of nine months ended September 30, 2003 reported by the Company amounts to US$ 67,001; it was generated by the valuation of the equity interest in Banco de Galicia y Buenos Aires S.A., which is Grupo Financiero Galicia S.A.'s principal source of income, as shown in its Income Statement. Grupo Financiero Galicia S.A.'s strategy is to become a leading company engaged in providing comprehensive financial services and, at the same time, continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy will be carried out by supplementing the operations and business conducted by Banco de Galicia through equity interests in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The Ordinary and Extraordinary Meeting of Shareholders held on April 23, 2003 resolved to exercise the option envisaged in Section 24 of Decree No. 677/01, the Company not therefore adhering to the Optional System for the Mandatory Acquisition of Shares in a Public Offering. It also approved the absorption of part of the accumulated losses for the fiscal year ended December 31, 2002 stated in currency of February 2003 with the Discretionary Reserve balance of US$ 168,899, and to carry forward the remaining loss of US$ 333,640.

In July 2002, the Company received a letter from NASDAQ stating that the NASDAQ Staff Determination had noted the lack of an opinion in the Auditors' Report on the financial statements for the fiscal year ended December 31, 2001 added to the F-20 Form of the Securities & Exchange Commission, and that the financial statements had not been prepared observing the Generally Accepted Accounting Principles in the United States of America (US GAAP). In view of this, in order to prevent the American Depositary Shares (ADR) from being delisted from the NASDAQ National Market, Grupo Financiero Galicia S.A., enforcing its right as envisaged by the NASDAQ Market Regulations, requested a hearing before the NASDAQ Listing Qualifications Panel to review the decision issued by the NASDAQ Staff Determination. This automatically suspended the delisting from the NASDAQ National Market until a final decision is issued. As envisaged by NASDAQ regulations, the mentioned hearing took place on August 8, 2002, at which the representatives of the Company stated that the difficulties caused by the economic crisis affecting Argentina had prevented the Company from preparing the information required by current regulations, so they requested that an extension be granted to be able to comply with all the listing requirements. Subsequently, the representatives requested that the Company's listed ADRs be

                          Grupo Financiero Galicia S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
              Informative Review as of September 30, 2003 and 2002
                  (figures stated in thousands of US dollars)

transferred to NASDAQ SmallCap Market, which operates according to the same regulations and uses the same electronic market makers system.

On September 9, 2002, the Company received an answer from NASDAQ, informing the Company that the extension to present the Opinion of the External Auditors on the financial statements prepared in accordance with local accounting standards, requested at the hearing, had been granted until September 20, 2002, such Opinion having been presented on September 18, 2002, and to present those financial statements reconciled to US GAAP, until December 2, 2002. NASDAQ also informed the Company that as from September 13, 2002, the ADRs would be listed on the NASDAQ SmallCap Market, bearing the GGAEC symbol.

On December 10, 2002, the NASDAQ informed the Company that all listing requirements for the compliance of which the latter had requested an extension were deemed to have been met by it. The Company decided to keep its listing on the NASDAQ SmallCap Market and recover its GGAL symbol, which took place as from December 11, 2002.

On July 4, 2002 the Company approved a proposal made by Banco Galicia Uruguay S.A. by which it would receive 3% in cash and the balance in ordinary negotiable obligations, in exchange for investments it held in that entity. On July 26, 2002, the Company entered into an agreement with that Bank by which it undertook to irrevocably exchange ordinary negotiable obligations for US$ 43,000 for subordinated negotiable obligations to those ordinary negotiable obligations for the same amount. On December 23, 2002, the Court of Montevideo hearing the case, approved the reorganization plan requested by Banco de Galicia Uruguay S.A..

In accordance with a resolution adopted by the Central Bank of Uruguay, as from January 9, 2003, Banco Galicia Uruguay S.A. implemented a payment program, which contemplates the reimbursement of 100% of deposits in US dollars plus interest to investors. As agreed, the first step consists of an initial payment of 3% in cash to each holder of time, savings account and demand deposits as of February 13, 2002, as well as the delivery of transferable rescheduled time deposit certificates, as the case may be, issued by Banco Galicia Uruguay S.A. Grupo Financiero Galicia S.A. has collected interest accrued on subordinated negotiable obligations in US dollars at August 31, 2003. At that date, interest has also been collected on the portion of Ordinary negotiable obligations in US dollars not exchanged for BODEN 2012. Premium on the portion that was exchanged for those securities and the corresponding yield were collected.

                          Grupo Financiero Galicia S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
              Informative Review as of September 30, 2003 and 2002
                  (figures stated in thousands of US dollars)

Lastly, it should be noted that the Board of Directors of the Central Bank of Uruguay has resolved to extend the intervention in Banco Galicia Uruguay S.A. with suspension of its activities and substitution of authorities established in the corporate by-laws up to and including November 30, 2003.

For the sake of brevity, we refer to the economic context within which the Company operated in Note 1 to these financial statements.


KEY STATEMENT OF FINANCIAL CONDITION FIGURES
                                         9.30.03        9.30.02            9.30.01          9.30.00

Current Assets                              9,590          13,085             49,881             144
Non-current Assets                        514,236         695,920          1,024,657         970,807
                                      ------------  --------------    ---------------     -----------
Total Assets                              523,826         709,005          1,074,538         970,951
                                      ============  ==============    ===============     ===========

Current Liabilities                           135             756                211          10,583
Non-current liabilities                    14,898          13,639                  2               2
                                      ------------  --------------    ---------------     -----------
Total Liabilities                          15,033          14,395                213          10,585
                                      ------------  --------------    ---------------     -----------

Shareholders' Equity                      508,793         694,610          1,074,325         960,366
                                      ------------  --------------    ---------------     -----------
Total                                     523,826         709,005          1,074,538         970,951
                                      ============  ==============    ===============     ===========

KEY INCOME STATEMENT FIGURES

                                         9.30.03        9.30.02            9.30.01          9.30.00

Ordinary operating result                (61,280)       (374,976)            100,010          60,186
Financial results                         (7,862)          20,924                185           (103)
Other income and expenses                   2,141        (15,244)                226             132
                                      ------------  --------------    ---------------     -----------
Ordinary net (loss)/ income              (67,001)       (369,296)            100,421          60,215
Income tax                                      -           (747)                  -               -
                                      ------------  --------------    ---------------     -----------
Net (loss) / income                      (67,001)       (370,043)            100,421          60,215
                                      ============  ==============    ===============     ===========


RATIOS

----------------------------------------------------------------------------------------------------------
                                         9.30.03               9.30.02           9.30.01           9.30.00
--------------------------------------------------------------------------------------------------------
Liquidity                                70.769620            17.337273         236.812704         0.013614
---------------------------------------------------------------------------------------------------------
Indebtedness                             33.845188            48.256369       5.042.925926        90.723855
----------------------------------------------------------------------------------------- ----------------
Freezing of capital                       0.981693             0.981545           0.953579         0.999852
----------------------------------------------------------------------------------------------------------

The Company's individual financial statements have been considered to disclose the key balance sheet figures and key income statement figures, as its consolidated financial

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
              Informative Review as of September 30, 2003 and 2002
                  (figures stated in thousands of US dollars)

statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

For comparative purposes, the balances as of September 30, 2002, 2001 and 2000 have been restated to constant currency of February 28, 2003.

Equity interests in other companies

o Banco de Galicia y Buenos Aires S.A.

See section entitled "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries", in Note 1 to the financial statements.

o Net Investment S.A.

Net Investment S.A. is a holding company, which is engaged in investing and developing technology business and it provides communications, internet, connectivity and contents services, in order to create value for its shareholders. Grupo Financiero Galicia S.A. holds an 87.50% equity interest in this company and Banco de Galicia y Buenos Aires S.A., owns the remaining 12.50% of its capital stock.

Cash contributions made as of September 30, 2003 amounted to US$ 1,132. On October 28, 2003, the Company made new cash contributions for US$ 21.

On July 16, 2002, Net Investment S.A. acquired 749 shares which represent 6.2416% of the capital stock of B2Agro S.A., taking its interest to 99.99167%. Through its parent company B2Agro S.A. this company, which operates under the trade name Red de Campo, seeks to strengthen the leadership position of the Bank in the agricultural and livestock sector. As a service company, it provides solutions to all participants in the agricultural and livestock production chain in order to facilitate their management, business and integration by grouping and intercommunicating them, thus forming the first private network in the sector. As of December 31, 2002, that network consisted of more than 500 agricultural and livestock producers and more than 30 providers of goods and services, which were carefully selected based on their skills and administration and technology levels.

                          Grupo Financiero Galicia S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
              Informative Review as of September 30, 2003 and 2002
                  (figures stated in thousands of US dollars)

B2Agro is currently implementing a program by which it participates in all aspects, from the search for inputs to the sale of grains on the complex futures market. To this end it has acquired a share in Mercado a Termino de Buenos Aires.

During 2003, B2Agro S.A. increased its level of activity by conducting business involving inputs, financial structurings and operations on Mercado a Termino de Buenos Aires, obtaining a greater share of the inputs market, with a volume sold of approximately US$ 3,431, and consolidating a 250% growth. Furthermore, an alliance was implemented with Jose Manuel Diaz Herrera S.A. to structure the sale of all types of cattle, thus offering a wider range of services.

As regards technological services, the web page of Fundacion Producir Conservando and information modules were developed to be used by customers of Banco Galicia through the Galicia Office tool. During 2004, management tools will be provided to producers through this Galicia Office tool.

With regard to the equity interest that Net Investment S.A. holds in Duenovende S.A., during 2002, the macroeconomic situation and the measures implemented by the Argentine Government significantly affected the mortgage loan business, producing a significant decrease in real estate purchase and sale operations, areas linked with the main source of income of the company. For this reason, the "Soloduenos.com.ar" web site has been disabled since January 1, 2003. In view of these circumstances, and of the fact that there are no prospects for undertaking new projects, the Ordinary and Extraordinary Meeting of Shareholders of that company held on April 2003 resolved to dissolve Duenovende S.A in advance and subsequently liquidate it. To date, formalities are being carried out to close down this company. Nevertheless, Banco de Galicia y Buenos Aires S.A. continues to offer real estate properties for sale and financing for their acquisition through its e-galicia.com web page.

Net Investment S.A. permanently evaluates various other types of new business in relation to e-commerce, development of internet projects, broadband communications and contents for wireless services. In all these projects, the company is seeking to make use of the synergies with the operations carried out by Grupo Financiero Galicia S.A. and Banco de Galicia y Buenos Aires S.A..

o Sudamericana Holding S.A.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
              Informative Review as of September 30, 2003 and 2002
                  (figures stated in thousands of US dollars)

Sudamericana Holding S.A. is a group of life and retirement insurance companies. The equity interest held by Grupo Financiero Galicia S.A. in this company is 87.50%, and the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A..

In April 2002, Grupo Financiero Galicia S.A. purchased 8 functional units of the building located at Maipu 241, in the amount of US$ 860 through the release of the guarantees provided by Hartford Life International Ltd. and Hartford Life Ltd. in favor of Grupo Financiero Galicia S.A., as stipulated in the contract for the purchase of shares in Sudamericana Holding S.A. executed on September 7, 2001.

The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider, thus supplementing those businesses which Banco de Galicia y Buenos Aires S.A. may only conduct to a limited extent, in line with prevailing regulations.

As of June 30, 2003, the production of all Group companies represented 2.43% of the life insurance market, being ranked 9th among life insurers. As of September 30, 2003, the consolidated figure exceeded 1,000,000 insureds and 37,865 insurance policies. Continuing with the strategy commenced in 2002, the company's business was focused primarily on the maintenance of its portfolio, loyalty campaigns having been promoted towards its current individual customers.

In the search for products adapted to the new market conditions, the company launched a health plan, which combines the payment of compensation with the providing of medical services. It also strengthened the sale of personal accident insurance and other low premium life insurance plans.

The distribution continued to be focused on the Banco Galicia channel and on the development of a network of independent agents of its own, with more than 100 active members, as well as a redirection towards independent agents. A program to form the Company's own insurance broker network is still under way. The company also continued to strengthen the sale of insurance policies through non-traditional channels, implementing a telephone sale program and extending such sale through the branches of Tarjetas Regionales S.A. Furthermore, the Salta Institute continues to expand its regional scope, covering the provinces of Jujuy, Tucuman and Catamarca, in addition to Salta.

                          Grupo Financiero Galicia S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
              Informative Review as of September 30, 2003 and 2002
                  (figures stated in thousands of US dollars)

o Galicia Warrants S.A.

Galicia Warrants S.A. was established in April 1993, and is authorized to store goods and issue Warehouse Receipts and Warrants, in line with the provisions of Law 9643. Its corporate purpose is to facilitate access to credit and financing, secured by goods that remain under its custody.

Grupo Financiero Galicia S.A. holds an 87.50% equity interest in this company and Banco de Galicia y Buenos Aires S.A., owns the remaining 12.50% of its capital stock.

Galicia Warrants has provided its goods custody and control services to more than 600 companies at more than 800 warehouses distributed throughout Argentina, the humid pampa being the region where most of its business is concentrated. Its principal customers belong to the agricultural, industrial and agroindustrial sectors, as well as exporters. Billings for the period of nine months ended September 30, 2003 amounted to US$ 927.

As mentioned in Note 1 to the financial statements, the impact generated by all these measures adopted to date by the Government on the financial statements of Grupo Financiero Galicia S.A. and its controlled entities as of December 31, 2002 was recognized according to evaluations and estimates made at the date of preparing them. Future actual results might differ from those evaluations and estimates and those differences could be significant. Therefore, the financial statements of Grupo Financiero Galicia S.A. may not report all the adjustments that could result from these adverse conditions or from any future amendments that could be made to legal and regulatory norms in force.

At this time it is not possible to foresee the effect of future development of the country's economy or its consequences on the economic and financial position of Grupo Financiero Galicia S.A.

In the case of the financial system, one of the most important issues is to achieve the regeneration of credit, which is essential for economic growth, taking advantage of the greater competitiveness produced by a high real exchange rate, and to rebuild public trust in the banking system as a savings instrument.

The possibility of Argentina returning to sustained growth will largely depend on the recovery of the financial system because, within a context of lack of access to international markets the generation of credit will only be possible through the domestic financial system, and because the banking system is an essential component of any market economy.

                          Grupo Financiero Galicia S.A.
 "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
              Informative Review as of September 30, 2003 and 2002
                  (figures stated in thousands of US dollars)

The Company's outlook for the current period is basically linked with the development of the Argentine economy, and particularly of the financial system.

Autonomous City of Buenos Aires, November 5, 2003.


(Signed) Antonio Roberto Garces. Chairman.

I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached financial statements, notes and schedules, as well as the information required in addition to the notes to the financial statements by Section 68 of the Buenos Aires Stock Exchange regulations, supplementary and explanatory statement by the Board of Directors required by the Cordoba Stock Exchange regulations and the informative review corresponding to Grupo Financiero Galicia S.A. for the period of nine months ended September 30, 2003, presented in comparative format, produced in Spanish, a copy of which I have had before me.

Given and signed in Buenos Aires, Argentina on November 18, 2003. This translation consists of 126 pages.

Es traduccion fiel al ingles de los estados contables, notas y anexos, informacion adicional requerida por el Articulo 68 del reglamento de la Bolsa de Comercio de Buenos Aires, declaracion del Directorio complementaria y aclaratoria requerida por el reglamento de la Bolsa de Comercio de Cordoba y la resena informativa correspondientes a Grupo Financiero Galicia S.A. por el periodo de nueve meses terminado el 30 de septiembre de 2003, presentado en forma comparativa, redactados en idioma castellano que se acompanan en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 18 de noviembre de 2003. La presente traduccion consta de 126 fojas utiles.

TRADUCCION PUBLICA
Report of the Supervisory Syndics Committee
To the Directors and Shareholders of
Grupo Financiero Galicia S.A.

In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the documents detailed in section I. below. Such documents are the responsibility of the Board of Directors of the Company.

I.   DOCUMENTS REVIEWED
     ------------------

We have performed a limited review of the Statement of Financial Condition of Grupo Financiero Galicia S.A. as of September 30, 2003, Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the period of nine months then ended, as well as Notes 1 to 15 Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statements by article 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, as required by the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, which supplement them. Furthermore, we have performed a limited review of the Consolidated Statement of Financial Condition of Grupo Financiero Galicia S.A as of September 30, 2003 and the Consolidated Income Statement and Consolidated Statement of Cash Flows for the period of nine months then ended, as well as Notes 1 to 20, which are presented as supplementary information.

II.  SCOPE OF THE LIMITED REVIEW
     ---------------------------

We performed our work in accordance with standards applicable to syndics. These standards require syndics to review the documents detailed in section I. observing prevailing auditing standards for the limited review of financial statements for interim periods, and verify the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and evaluate the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects. For purposes of our professional work in relation to the documents detailed in section I., we reviewed the work performed by the external auditors, who issued their report, in accordance with prevailing auditing standards for the limited review of financial statements for interim periods, in which they expressed no opinion on the above-mentioned financial statements. Such review included verifying the planning of the work, as well as the nature, scope and timing of the procedures applied and the results of the limited review performed by those professionals. A limited review mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for accounting and financial issues. This review is substantially less in scope than an audit of financial statements, the objective of which is to issue an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion. It is not the responsibility of the Supervisory Syndics Committee to perform any control over the management, so our review did not cover the business decisions and criteria regarding the different areas of the Company, as such matters are the exclusive responsibility of the Board of Directors.

In addition, we have verified that the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the period of nine months ended September 30, 2003, contain the information required by Regulations of the National Securities Commission, Section 68 of the Buenos Aires Stock Exchange regulations and Section 2 of the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation, so we have no observations to make. Assumptions and projections on future events contained in that documentation fall within the exclusive responsibility of the Board of Directors.

III. PRELIMINARY EXPLANATIONS
     ------------------------

The Board of Directors has evaluated in Note 1 to the financial statements the conditions existing in relation to the economic measures adopted by the National Government to confront the crisis affecting Argentina, a process that has not yet been concluded. The impact generated by those measures on the economic and financial situation of the Company and its controlled entities has been recognized in the financial statements according to the evaluations and estimates made by Management. Future actual results could differ with various degrees of significance from those evaluations and estimates. The existence of processes for restructuring the credit portfolio and renegotiating liabilities not yet defined at the controlled entities generates uncertainty as to their final outcome and their impact on the financial position and future development of those companies and, consequently, of the Company.

Furthermore, the equity interest held by the Company in Banco de Galicia y Buenos Aires S.A. represents approximately 88.7% of its Assets and 89.7% of its Shareholders' Equity, therefore requiring a special mention.

The situation of that Entity and its controlled entities produced by the crisis affecting the Argentine financial sector, as well as the situation of the Company in particular, has given rise to the situations that have been disclosed by the Company in Note 1 to the financial statements and Note 3 to the consolidated financial statements, and by the external auditors in sections 4. to 11. of their report, the development and resolution of which will have a significant effect on the normal conduct of the Company's operations in the future. In notes to its financial statements, the Company discloses and evaluates assets and liabilities of its own and/or owned by its controlled entities, for the valuation and allocation of which it has applied the criteria established by the Argentine Central Bank, or based on premises on future events, which differ from professional accounting standards. Section 12 of the report issued by the external auditors show situations related to those items, so no opinion is issued on the net worth and financial effects they could have on Grupo Financiero Galicia S.A. and its controlled entities. This Supervisory Syndics Committee concurs with those statements. Consequently, the financial statements should be analyzed in the light of these uncertain circumstances.

IV. CONCLUSION
    ----------

In our opinion, based on the review performed with the scope mentioned in section II., the accompanying financial statements have been prepared in accordance with professional accounting standards prevailing in the Autonomous City of Buenos Aires, except for the application of valuation, disclosure and revenue recognition criteria relating to directly and indirectly controlled companies, as disclosed in the notes to financial statements and to consolidated financial statements, which differ from those standards. Therefore, the financial condition, results of operations and changes in shareholders' equity disclosed have been determined on the basis of the application of those standards. Nevertheless, in view of the effect on the above financial statements that could derive from possible adjustments and reclassifications, if any, that might be required following resolution of the situation described in the Preliminary Explanations in section III. above, we understand that the financial statements referred to above, as well as the financial condition, results of operations and changes in shareholders' equity disclosed in them, should be read and construed in the light of the uncertain conditions generated by subsequent economic developments, the impact of which on the Company's economic and financial position cannot be evaluated with reasonable certainty. Therefore, we do not issue any opinion in this connection.

As regards the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the period of nine months ended September 30, 2003, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Board of Directors of the Company.

Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal respects, in compliance with legal rules prevailing in Argentina.

Autonomous City of Buenos Aires, November 5, 2003
-------------------------------------------------

(Signed) ADOLFO HECTOR MELIAN, Syndic, for the Supervisory Syndics Committee.

I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached Report of the Supervisory Syndics Committee corresponding to Grupo Financiero Galicia S.A. for the period of nine months ended September 30, 2003, produced in Spanish, a copy of which I have had before me.

Given and signed in Buenos Aires, Argentina on November 18, 2003. This translation consists of 3 pages.

Es traduccion fiel al ingles del Informe de la Comision Fiscalizadora correspondiente a Grupo Financiero Galicia S.A. por el periodo de nueve meses terminado el 30 de septiembre de 2003, redactado en idioma castellano cuya copia se acompana en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 18 de noviembre de 2003. Consta de 3 fojas utiles.

                              LIMITED REVIEW REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456, Piso 2(0)
Autonomous City of Buenos Aires
-------------------------------


1. We have performed a limited review of the statement of financial condition of Grupo Financiero Galicia S.A. as of September 30, 2003 and the related income statement, statement of changes in shareholders' equity and statement of cash flows for the periods of nine months ended September 30, 2003 and 2002, as well as Notes 1 to 15, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statement by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, which supplement them. Furthermore, we have performed a limited review of the consolidated statement of financial condition of Grupo Financiero Galicia S.A. as of September 30, 2003, and the consolidated income statements and consolidated statements of cash flows for the periods of nine months ended September 30, 2003 and 2002, together with Notes 1 to 20, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Company.

2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for the preparation of the information included in the financial statements and their subsequent analysis. These limited reviews are substantially less in scope than an audit examination, the objective of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company's financial position, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial position, the consolidated results of its operations and consolidated cash flows.

3. The equity interest held by the Company in Banco de Galicia y Buenos Aires S.A. as of September 30, 2003 represents approximately 88.7% and 89.7% of that company's assets and shareholders' equity, respectively. The possibility of recovering that investment has been affected by the uncertain circumstances detailed in paragraphs 4. to 11. below.

4. As described in Note 1 to the financial statements, Banco de Galicia y Buenos Aires S.A. continues with the restructuring process involving certain financing of its private sector portfolio which amounts to approximately $830,000 thousand (US$ 284,734 thousand) and $897,000 thousand (US$ 307,719 thousand) as of September 30, 2003 and December 31, 2002, respectively, on consolidated bases. At the date of issue of this report, it is not possible to foresee the impact on the classification of debtors and the levels of allowances set up, which could derive from the outcome of that process.

5. As mentioned in Note 1 to the financial statements, the Government has declared default on public debt servicing in early 2002. Consequently, it is not possible to assure that the recoverable values of government securities and financing to the public sector recorded by the Company under "Government and corporate securities", "Loans" and "Other receivables resulting from financial brokerage", in the consolidated statement of financial condition, including trust funds, will exceed their respective net carrying values which as of September 30, 2003 and December 31, 2002 amount to approximately $17,062,780 thousand (US$ 5,853, 441 thousand) and $17,531,000 thousand (US$ 6,014,065 thousand), respectively.

6. Without prejudice to the statement made in paragraph 5 above, as mentioned in Note 1 to the financial statements, Banco de Galicia y Buenos Aires S.A. records $1,584,388 thousand (US$ 543,529 thousand) and $4,752,277 thousand (US$ 1,630,284 thousand) in "Government and corporate securities" and "Other receivables resulting from financial brokerage", respectively, as of September 30, 2003, which were generated by the request for compensation for the losses caused by the devaluation of the currency and conversion into pesos that Bank submitted to the Argentine Central Bank. At the date of this report, that compensation is pending settlement by the Argentine Central Bank. As mentioned in Note 1 to the financial statements, as a result of the review of the calculation performed, that Entity has made observations on certain issues, which are subject to analysis by Banco de Galicia y Buenos Aires S.A.. As of December 31, 2002, that Bank recorded $693,471 thousand (US$ 237,897 thousand) and $7,098,505 thousand (US$2,435,165 thousand) under "Government and corporate securities" and "Other receivables resulting from financial brokerage", respectively, for that item.

7. As of September 30, 2003 and December 31, 2002, Banco de Galicia y Buenos Aires S.A. records rescheduled deposits (CEDROS) for $363,010 thousand (US$ 124,532 thousand) and $874,703 thousand (US$ 300,070 thousand) (principal), respectively, under liabilities, corresponding to deposits converted into pesos under Decree 214/02. Furthermore, as of September 30, 2003, Banco de Galicia y Buenos Aires S.A. recorded $479,923 thousand (US$ 164,639 thousand) in "Intangible assets", paid in compliance with court resolutions ordering Banco de Galicia y Buenos Aires S.A. to reimburse its customers for the difference between the deposits converted into pesos and their value at the free US dollar exchange rate, net of accumulated amortization. As of December 31, 2002, Banco de Galicia y Buenos Aires S.A. had recorded $446,756 thousand (US$ 153,261 thousand) in "Other receivables resulting from financial brokerage" for that item. As explained in Note 1 to the financial statements, so far the Supreme Court of Justice has not issued any decision on the legal actions filed with it requesting that the above-mentioned Decree be declared unconstitutional, so it is not possible to determine the final settlement values to be applied to those deposits converted into pesos or whether the amounts already paid will be recovered by Banco de Galicia y Buenos Aires S.A..

8. As mentioned in Note 1 to the financial statements, Banco Galicia Uruguay S.A., an entity controlled by Banco de Galicia y Buenos Aires S.A. has been intervened by the Central Bank of Uruguay. In addition, its controlled entity, Banco de Galicia (Cayman) Ltd. is subject to a provisional liquidation process. These processes, including the transfer of securities to Banco Galicia Uruguay S.A. in compensation for the assets converted into pesos described in Note 1 to the financial statements, had not been concluded at the date of issue of these financial statements, so there is uncertainty as to the effects derived from the outcome of those processes on the assets and liabilities of those entities and on the assets and liabilities and financial position of Grupo Financiero Galicia S.A., including the recoverability of the restructured investment held by the Company in Banco Galicia Uruguay S.A.

9. Banco de Galicia y Buenos Aires S.A. recorded $124,884 thousand (US$ 42,842 thousand) under "Other receivables resulting from financial brokerage" as of September 30, 2003, for the estimate of the difference resulting from applying the Reference Stabilization Index (CER) to the loans subject to adjustment by applying the Salary Variation Index (CVS). This additional compensation, which was approved by Law 25,796 that has not yet been promulgated by the National Executive Branch, was pending regulation by the Ministry of Economy and the Argentine Central Bank at the date of issue of these financial statements.

10. The situation of Banco de Galicia y Buenos Aires S.A. and its controlled entities, derived from the liquidity crisis affecting the Argentine financial system and worsened by the effects of the measures and economic context mentioned in Note 1 to the financial stsatements and the effects that could derive following resolution of the situations described in paragraphs 4 to 9 above, as well as compliance by Banco de Galicia y Buenos Aires S.A. with the "Galicia Capitalization and Liquidity Plan" detailed in
     Note 1 to the financial statements, which mainly contemplates keeping its liquidity levels, the restructuring and/or capitalization of its financial obligations and compliance with technical ratios, in addition to the mismatch of terms and yields of financial assets and liabilities and the recoverable value of goodwill, are factors that raise doubts about the normal course of business of Banco de Galicia y Buenos Aires S.A.. that Bank has prepared its financial statements following the accounting principles described in Notes 2 and 3 to the consolidated financial statements, which are applicable to a going concern. Therefore, those financial statements do not include the effects of possible adjustments and reclassifications, if any, that might be required following resolution of the situations described above and if Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. were obliged to sell their assets and settle their liabilities, including contingencies, in conditions other than those prevailing at the date of issue of the financial statements.

11. As mentioned in Note 1, as a result of the economic crisis affecting Argentina, the period under consideration has been affected by all measures adopted by the Government. The future development of the economic crisis could require the Government to modify some of the measures adopted or to issue new regulations. Furthermore, the estimates contained in these financial statements could vary as a result of future events. Therefore, the financial statements of the Company must be read in the light of these circumstances.

12. Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following valuation and disclosure criteria established by Argentine Central Bank regulations. As mentioned in Note 3 to the consolidated financial statements, these criteria for valuing certain assets and liabilities and the financial reporting requirements established by the control entity are not in accordance with CNV regulations and professional accounting standards in force in the Autonomous City of Buenos Aires. Except for the cases indicated in that Note, the effect on the financial statements derived from the different valuation and disclosure criteria has not been quantified by Grupo Financiero Galicia S.A.

13. Our limited review report dated December 30, 2002 on the financial statements of the Company as of September 30, 2002 and our audit report dated February 17, 2003 on the financial statements of the Company as of December 31, 2002 included an observation on the criterion for consolidating the interests in Banco Galicia Uruguay S.A. and Banco Galicia (Cayman) Ltd., which was not in accordance with professional accounting standards. As detailed in Note 1 to the financial statements, this situation was resolved at the date of issue of this report.

14. The Company carries its accounting records and reports its net worth and financial position, results of operations, changes in shareholders equity and cash flows in Argentine currency, as required by existing legal rules.

     Nevertheless, the financial statements mentioned in paragraph 1. have been translated to U.S. dollars at the exchange rate of US$ 1 = $ 2.915 prevailing at September 30, 2003, in connection with their presentation to the National Securities Commission and in compliance with the provisions of General Resolution No. 368/2001.

     The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which may differ from the accounting principles generally accepted in jurisdictions other than Argentina, where those financial statements are to be used.

15. Based on the work done and on our examinations of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2002 and 2001, on which we issued our report on February 17, 2003 with an abstention of opinion, in view of the situations indicated in paragraphs 4. to 13. of this report, we state that:

     a) In view of the effect on the financial statements that could derive from the adjustments or reclassifications, if any, which might be required following resolution of the situations described in paragraphs 4. to 11. above, and considering the observation mentioned in paragraph 12. above, we are not in a position to make any statement concerning the financial statements of Grupo Financiero Galicia S.A., and its consolidated financial statements as of September 30, 2003 and 2002 detailed in paragraph 1., taken as a whole.

     b) The comparative information included in the individual and consolidated statements of financial condition and complementary notes and schedules in the accompanying financial statements, considering the situation described in paragraph 13. above, stems from the financial statements of Grupo Financiero Galicia as of December 31, 2002.

16.  As called for by the regulations in force, we report that:

     a) The financial statements and related consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and are in compliance with the provisions of the Corporations Law and pertinent resolutions of the CNV.

     b) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements stem from accounting records kept in all formal respects as called for by prevailing legal rules, which maintain the same security and integrity conditions as those authorized by the CNV.

     c) We have read the Informative Review and the Information required in addition to the Notes to the Financial Statements by article 68 of the Buenos Aires Stock Exchange regulations, as well as the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, and insofar as concerns our field of competence, we have no significant observations to make concerning them. The projections on future events stated in that documentation are the exclusive responsibility of the Company's Board of Directors.

     d) As of September 30, 2003, Grupo Financiero Galicia S.A.'s debt accrued towards the Integrated Pension and Survivors' Benefit System, according to the accounting records, amounted to $ 7,370.76 (US$ 2,529), which were not yet due at that date.


Autonomous City of Buenos Aires, November 5, 2003
-------------------------------------------------



                                          PRICE WATERHOUSE & CO.


                                                                    (Partner)
                                          -----------------------------------
                                          Professional Registration of the Firm:
                                              C.P.C.E.C.A.B.A. To. 1 Fo. 1
                                               Ignacio Javier Casas Rua
                                              Public Accountant (U.B.A.)
                                            C.P.C.E. C.A.B.A. To. 121 Fo. 94

TRADUCCION PUBLICA
Informe de Revision Limitada

Senores Presidente y Directores de
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 - Piso 2(0)
Ciudad Autonoma de Buenos Aires

1. Hemos efectuado una revision limitada del estado de situacion patrimonial de Grupo Financiero Galicia S.A. al 30 de septiembre de 2003, y de los correspondientes estados de resultados, de evolucion del patrimonio neto y de flujo de efectivo por los periodos de nueve meses finalizados el 30 de septiembre de 2003 y 2002, con sus Notas 1 a 15 y Anexos A, B, C, E, G y H, Resena Informativa, Informacion Adicional a las Notas a los Estados Contables requerida por el Articulo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires y Declaracion del Directorio Complementaria y Aclaratoria requerida por las Normas sobre Documentacion Contable del Reglamento de la Bolsa de Comercio de Cordoba, que los complementan. Ademas, hemos efectuado una revision limitada del estado de situacion patrimonial consolidado de Grupo Financiero Galicia S.A. al 30 de septiembre de 2003, y de los estados de resultados consolidados y de origen y aplicacion de fondos consolidados por los periodos de nueve meses finalizados el 30 de septiembre de 2003 y 2002, con sus Notas 1 a 20, que se presentan como informacion complementaria. La preparacion y emision de los mencionados estados contables es responsabilidad de la Sociedad.
2. Nuestra revision se limito a la aplicacion de los procedimientos establecidos en la Resolucion Tecnica N(degree)7 de la Federacion Argentina de Consejos Profesionales de Ciencias Economicas para revisiones limitadas de estados contables de periodos intermedios que consisten, principalmente, en la aplicacion de procedimientos analiticos sobre las cifras incluidas en los estados contables y en la realizacion de indagaciones al personal de la Sociedad responsable de la preparacion de la informacion incluida en los estados contables y su posterior analisis. El alcance de estas revisiones es sustancialmente inferior al de un examen de auditoria, cuyo objetivo es expresar una opinion sobre los estados contables bajo examen. Consecuentemente, no expresamos opinion sobre la situacion patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los flujos de efectivo de la Sociedad, ni sobre la situacion patrimonial consolidada, los resultados consolidados de las operaciones y los origenes y aplicaciones de fondos consolidados.

3. La participacion accionaria que posee la Sociedad en Banco de Galicia y Buenos Aires S.A. al 30 de septiembre de 2003, representa aproximadamente el 88,7% y 89,7% del Activo y del Patrimonio Neto de la Sociedad, respectivamente. La recuperabilidad de dicha inversion se encuentra afectada por las situaciones de incertidumbre detalladas en los puntos 4. a
     11. siguientes.
4. Tal como se describe en Nota 1 a los estados contables, Banco de Galicia y Buenos Aires S.A. continua con el proceso de reestructuracion de ciertas financiaciones de su cartera del sector privado que ascienden aproximadamente a miles de $ 830.000 (miles de US$ 284.734) y miles de $
     897.000 (miles de US$ 307.719) al 30 de septiembre de 2003 y 31 de diciembre de 2002 respectivamente, sobre bases consolidadas. A la fecha de emision del presente informe, no puede preverse el eventual impacto en las clasificaciones de los clientes y sus niveles de previsionamiento que resultara de la finalizacion del mencionado proceso.
5. Tal como se menciona en Nota 1 a los estados contables, el Gobierno Nacional ha declarado el incumplimiento del pago de los servicios de la deuda publica a principios del ano 2002. Consecuentemente, no es posible asegurar que los valores recuperables de los titulos publicos y de las financiaciones al sector publico registradas por la Sociedad en los rubros "Titulos Publicos y Privados", "Prestamos" y "Otros Creditos por Intermediacion Financiera" del estado de situacion patrimonial consolidado, incluyendo fondos fiduciarios, superaran a sus respectivos valores contables netos que, al 30 de septiembre de 2003 y al 31 de diciembre de 2002, ascienden aproximadamente a miles de $ 17.062.780 (miles de US$ 5.853.441) y miles de $ 17.531.000 (miles de US$ 6.014.065), respectivamente.
6. Sin perjuicio de lo mencionado en el punto 5. precedente, y tal como se menciona en la Nota 1 a los estados contables, Banco de Galicia y Buenos Aires S.A. registra, al 30 de septiembre de 2003, en los rubros "Titulos Publicos y Privados" y "Otros Creditos por Intermediacion Financiera" las sumas de miles de $ 1.584.388 (miles de US$ 543.529) y miles de $ 4.752.277 (miles de US$ 1.630.284) respectivamente, originados en la solicitud de compensacion por la devaluacion y pesificacion presentada por dicha Entidad al Banco Central de la Republica Argentina. La liquidacion de dicha compensacion se encuentra pendiente de efectivizacion, a la fecha del presente informe, por el Banco Central de la Republica Argentina. Tal como se indica en Nota 1 a los estados contables, como resultado de la revision del computo efectuado, dicho organismo ha observado ciertos aspectos que se encuentran sujetos a analisis por parte de Banco de Galicia y Buenos Aires S.A.. Al 31 de diciembre de 2002 dicha Entidad registraba en los rubros "Titulos Publicos y Privados" y "Otros Creditos por Intermediacion Financiera" por dicho concepto las sumas de miles de $ 693.471 (miles de US$ 237.897) y miles de $ 7.098.505 (miles de US$ 2.435.165).

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7.   Al 30 de septiembre de 2003 y 31 de diciembre de 2002, Banco de Galicia y
     Buenos Aires S.A. registra en el pasivo depositos reprogramados (CEDROS) en concepto de capital por miles de $ 363.010 (miles de US$ 124.532) y miles de $ 874.703 (miles de US$ 300.070), respectivamente, correspondientes a los depositos que fueran pesificados en virtud del Decreto N(0) 214/02. Asimismo, Banco de Galicia y Buenos Aires S.A. registro al 30 de septiembre de 2003, en el rubro "Bienes intangibles", miles de $ 479.923 (miles de US$ 164.639) abonados como consecuencia de resoluciones judiciales que estipularon que Banco de Galicia y Buenos Aires S.A. reintegrara a sus clientes la diferencia entre los depositos pesificados y su valor a dolar libre, netos de amortizaciones acumuladas. Al 31 de diciembre de 2002 dicha Entidad habia registrado dicho concepto en el rubro "Otros Creditos por Intermediacion Financiera" por miles de $ 446.756 (miles de US$ 153.261). Tal como se explica en Nota 1 a los estados contables, a la fecha, la Corte Suprema de Justicia no se ha expedido sobre la resolucion de los recursos de amparo presentados ante la misma en relacion a la inconstitucionalidad de dicho decreto, por lo cual, no es posible determinar los valores finales de liquidacion a aplicar a dichos depositos pesificados ni si los importes ya abonados podran ser recuperados por Banco de Galicia y Buenos Aires S.A.
8. Tal como se menciona en Nota 1 a los estados contables, Banco Galicia Uruguay S.A., controlada por Banco de Galicia y Buenos Aires S.A., se encuentra intervenida por el Banco Central del Uruguay. Adicionalmente, su controlada Banco de Galicia (Cayman) Limited se encuentra dentro de un proceso de liquidacion provisional. Dichos procesos, incluyendo la transferencia a Banco Galicia Uruguay S.A. de titulos en concepto de compensacion por los activos pesificados descripta en Nota 1 a los estados contables, no han finalizado a la fecha de emision de los presentes estados contables, por lo que existe incertidumbre acerca de los efectos derivados de la conclusion de los mismos sobre la situacion patrimonial de dichas sociedades y sobre la situacion patrimonial y financiera de Grupo Financiero Galicia S.A., incluyendo la recuperabilidad de la inversion reestructurada de la Sociedad en Banco Galicia Uruguay S.A.
9. Banco de Galicia y Buenos Aires S.A. ha registrado al 30 de septiembre de 2003 en el rubro "Otros Creditos por Intermediacion Financiera" la suma de miles de $ 124.884 (miles de US$ 42.842) correspondientes a la estimacion de la diferencia que resulta de aplicar el Coeficiente de Estabilizacion de Referencia (CER) a los prestamos sujetos a ajuste por el Coeficiente de Variacion Salarial (CVS). Esta compensacion adicional, que fuera aprobada por la Ley N(degree) 25.796, la cual aun no ha sido promulgada por el Poder Ejecutivo Nacional, se encuentra pendiente de reglamentacion por parte del Ministerio de Economia y del B.C.R.A. a la fecha de los presentes estados contables.

10. La situacion de Banco de Galicia y Buenos Aires S.A. y sus sociedades controladas, derivada de la crisis de liquidez que afecto al sistema financiero argentino, agravada por los efectos de las medidas y contexto economico mencionados en Nota 1 a los estados contables y los efectos que podrian resultar de la resolucion de las situaciones planteadas en los puntos 4. a 9. precedentes, asi como el cumplimiento por parte de Banco de Galicia y Buenos Aires S.A. del "Plan Galicia de Capitalizacion y Liquidez" que se detalla en Nota 1 a los estados contables, el cual comprende principalmente el mantenimiento de la liquidez de Banco de Galicia y Buenos Aires S.A., la reestructuracion y/o capitalizacion de sus obligaciones financieras y el encuadramiento en las relaciones tecnicas; sumado al descalce de plazos y rendimientos de activos y pasivos financieros y al valor recuperable de las llaves de negocio, son factores que generan incertidumbre respecto del curso de los negocios de Banco de Galicia y Buenos Aires S.A. Dicha Entidad ha preparado sus estados contables utilizando los principios contables descriptos en Notas 2 y 3 a los estados contables consolidados, los cuales son aplicables a una empresa en marcha. Por lo tanto, dichos estados no incluyen los efectos de los eventuales ajustes y reclasificaciones, si los hubiere, que pudieran requerirse de la resolucion de las situaciones descriptas, en el caso que Banco de Galicia y Buenos Aires S.A. y Grupo Financiero Galicia S.A. se vieran obligadas a realizar sus activos y cancelar sus pasivos, incluyendo los contingentes, en condiciones diferentes a las vigentes a la fecha de emision de los estados contables.
11. Tal como se detalla en Nota 1 a los estados contables, como consecuencia de la crisis economica que afecto al pais, el periodo en consideracion se vio afectado por un conjunto de medidas adoptadas por el Gobierno Nacional. La evolucion futura de la crisis economica podria requerir que el Gobierno Nacional modifique alguna medida adoptada o emita regulaciones adicionales. Adicionalmente, las estimaciones contenidas en los presentes estados contables podrian verse modificadas como consecuencia de hechos futuros. En consecuencia, los estados contables de la Sociedad deben ser leidos a la luz de estas circunstancias.

12. Banco de Galicia y Buenos Aires S.A. ha preparado sus estados contables aplicando los criterios de valuacion y exposicion establecidos por las normas del Banco Central de la Republica Argentina. Tal como se menciona en Nota 3 a los estados contables consolidados, los mencionados criterios de valuacion para ciertos activos y pasivos y las normas de presentacion de estados contables establecidas por el ente de contralor no estan de acuerdo con las normas establecidas por la Comision Nacional de Valores y las normas contables profesionales vigentes en la Ciudad Autonoma de Buenos Aires. Excepto en los casos expresamente indicados en dicha nota, el efecto sobre los estados contables emergente de los diferentes criterios de valuacion y exposicion no ha sido considerado en Grupo Financiero Galicia S.A.

13. Nuestro informe de revision limitada, de fecha 30 de diciembre de 2002, sobre los estados contables de la Sociedad al 30 de septiembre de 2002, y nuestro informe de auditoria de fecha 17 de febrero de 2003, sobre los estados contables de la Sociedad al 31 de diciembre de 2002, incluian una observacion referida a los criterios de consolidacion de las participaciones de Banco de Galicia y Buenos Aires S.A. en Banco de Galicia Uruguay S.A. y Banco de Galicia (Cayman) Ltd., los cuales no estaban de acuerdo con las normas contables profesionales. Tal como se detalla en Nota 1 a los estados contables, esta situacion fue resuelta a la fecha de emision del presente informe.
14. La Sociedad mantiene sus registros contables e informa su situacion patrimonial y financiera, resultados de operaciones, variaciones en el patrimonio neto y origen y aplicacion de fondos en moneda argentina, de acuerdo con normas legales vigentes. Sin embargo, los estados contables mencionados en primer termino han sido convertidos a dolares estadounidenses al tipo de cambio de US$ 1 = $ 2,915 vigente al 30 de septiembre de 2003, con relacion a su presentacion ante la Comision Nacional de Valores y en cumplimiento de las disposiciones de la Resolucion General No. 368/2001. Los estados contables adjuntos se presentan en base a principios contables generalmente aceptados en la Republica Argentina, los cuales pueden diferir de los principios contables generalmente aceptados en otras jurisdicciones que no sean la Republica Argentina, en las cuales se requiere utilizar dichos estados contables.
15. En base a la labor realizada y a nuestros examenes de los estados contables de Grupo Financiero Galicia S.A. y de sus estados contables consolidados por los ejercicios terminados el 31 de diciembre de 2002 y 2001, sobre los cuales emitimos nuestro informe de fecha 17 de febrero de 2003 y nos abstuvimos de expresar opinion debido a las situaciones indicadas en los puntos 4. a 13. de este informe, manifestamos que:
     a) Debido al efecto que sobre los estados contables podrian tener los eventuales ajustes y reclasificaciones, si los hubiere, que pudieran requerirse de la resolucion de las situaciones descriptas en los puntos 4. a 11. precedentes, y considerando la observacion mencionada en el punto 12. precedente, no estamos en condiciones de expresar manifestacion alguna sobre los estados contables de Grupo Financiero Galicia S.A. al 30 de septiembre de 2003 y 2002 y sus estados contables consolidados a esas fechas, detallados en el punto 1., tomados en su conjunto.
     b) La informacion comparativa incluida en el estado de situacion patrimonial basico y consolidado y en las notas y anexos complementarios en los estados contables adjuntos, considerando la situacion descripta en el punto 13. precedente, se deriva de los estados contables de Grupo Financiero Galicia al 31 de diciembre de 2002.

16. En cumplimiento de disposiciones vigentes, informamos que:
     a) Los estados contables Grupo Financiero Galicia S.A. y sus estados consolidados se encuentran asentados en el libro de "Inventarios y Balance" y cumplen con lo dispuesto en la Ley de Sociedades Comerciales y en las resoluciones pertinentes de la Comision Nacional de Valores.
     b) Los estados contables Grupo Financiero Galicia S.A. y sus estados consolidados surgen de registros contables llevados en sus aspectos formales de conformidad con normas legales que mantienen las condiciones de seguridad e integridad en base a las cuales fueron autorizados por la Comision Nacional de Valores.
     c) Hemos leido la Resena Informativa, la Informacion Adicional a las Notas a los Estados Contables requeridas por el Articulo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires y la Declaracion del Directorio Complementaria y Aclaratoria requerida por las Normas sobre Documentacion Contable del Reglamento de la Bolsa de Comercio de Cordoba, sobre las cuales, en lo que es materia de nuestra competencia, no tenemos observaciones significativas que formular. Las proyecciones sobre hechos futuros contenidas en dicha informacion son responsabilidad exclusiva del Directorio de la Sociedad.
     d) Al 30 de septiembre de 2003, la deuda de Grupo Financiero Galicia S.A. devengada a favor del Sistema Integrado de Jubilaciones y Pensiones, que surge de los registros contables, ascendia a $ 7.370,76 (US$ 2.529), no siendo exigible a esa fecha.

Ciudad Autonoma de Buenos Aires, 5 de noviembre de 2003.

(Firmado) (Socio)
PRICE WATERHOUSE & CO.
C.P.C.E.C.A.B.A.
T(degree) 1 F(degree) 1 (R.A.P.U.)
Dr. I. Javier Casas Rua
Contador Publico (U.B.A.)
C.P.C.E.C.A.B.A.
Tomo 121 - Folio 94
Certifico que la presente es traduccion fiel al castellano del informe de revision limitada correspondiente a Grupo Financiero Galicia S.A. por los periodos de nueve meses finalizados el 30 de septiembre de 2003 and 2002, redactado en idioma ingles que se acompana en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 18 de noviembre de 2003. Consta de 6 fojas utiles.